WeightWatchers®

ANNUAL REPORT 2011







PICTURED LEFT TO RIGHT

Ivette lost 94.8 lbs*
Robin lost 74 lbs*
Jamie lost 62.4 lbs*
Danielle lost 48.4 lbs*
Valerie lost 82.8 lbs*

*People following the Weight Watchers plan can expect to lose 1-2 pounds per week.

PICTURED LEFT TO RIGHT

Lorie lost 54.2 lbs*
Chris lost 111.8 lbs*
Debra lost 23.4 lbs*
Krista lost 25 lbs*
Dwight lost 60.6 lbs*
Lauren lost 119 lbs*

Dear Shareholders

2011 was an important year for Weight Watchers. The successful launch of our new program platform (known as ***PointsPlus***® in North America and ***ProPoints***® abroad), together with strong advertising and public relations campaigns such as those featuring Jennifer Hudson and the stories of other successful members and subscribers, reenergized and reinvigorated our brand, attracted and retained new and former members and subscribers, and drove record financial results. We also began to deliver on many of our key strategic initiatives during the year, including technological innovation particularly featuring mobility, the transformation of our retail footprint in North America, actively reaching out to new segments such as men, and the development of our corporate channel. As we continued to pursue these initiatives, we remained dedicated to our simple but critical mission: helping people sustainably lose weight by adopting a healthier lifestyle and establishing healthy habits.

Today, Weight Watchers not only enjoys a compelling and strengthening consumer proposition and business model – we also deliver a critical healthcare solution. We offer a clinically proven, affordable and scalable means to achieve long-term weight loss, which can become the leading frontline solution to address the obesity epidemic and subsequently help to reduce healthcare costs. In our view, it is increasingly important for preventive care to become a more prominent component of the healthcare industry. Simply stated: It makes much more sense to prevent a patient from becoming diabetic, for example, than to wait to treat them once they do become diabetic. We expect to play a key role in this effort and will continue to focus on making Weight Watchers a widely acknowledged healthcare solution.

For the full-year 2011, Weight Watchers grew revenues 25.3% to $1.8 billion, a new record for the company. WeightWatchers.com continued to grow – with revenue up a remarkable 67.3% to $399.5 million and active Online subscribers exceeding 1.5 million at year end – demonstrating the increasing contribution this business is making to our current and future success.

Worldwide meeting attendance grew by 11.9% to approximately 57.0 million, particularly driven by strength in North America. Paid weeks rose 38.1% to 193.9 million due to a combination of strong enrollment levels and sustained retention characteristics in both our meetings and Online businesses. Our Monthly Pass commitment plan, which offers unlimited meeting entrance and free access to eTools, our Internet weight-loss companion, which has become even more popular among meeting members, generates substantially higher revenue per customer, while providing members with as many outlets as possible to help in their weight loss journey in an affordable package – a win-win for everyone.

In 2011, we expanded gross margin to 57.6%, delivered operating income of $546.3 million, or 30.0% of total revenues, delivered net income of $304.9 million, or $4.11 per fully diluted share, and generated cash flow from operations of $401.9 million. These results demonstrate the strength of our business model with its high growth potential, strong margins, variable cost structure, negative working capital and extremely high returns on invested capital. Weight Watchers remains committed to delivering returns to our shareholders. In 2011, we paid out approximately $51.6 million in dividends.

Our ***PointsPlus*** program – our most revolutionary program launch in more than 13 years – helped drive our performance throughout the year. Members embraced this improved program, which updated our world-renowned ***POINTS***® formula by factoring the mix of protein, fiber, carbs and fat when valuing foods. This allocation of ***PointsPlus*** values more directly nudges people toward nutrient dense, highly satisfying food choices such as fruits, vegetables, lean proteins and whole grains. ***PointsPlus*** gives our members and subscribers the knowledge and direction to choose foods more wisely and understand which foods would offer the most satisfaction for longer periods of time. They tell us the new program even better helps them to "stick with it." Weight Watchers has always been committed to educating our members about how they can live a healthy lifestyle and make smart food decisions a normal part of their day, enabling them to maintain results over the long term. ***PointsPlus*** is a simple method that our members can follow to see lasting results.

In 2011, *U.S. News and World Report* ranked Weight Watchers as the "Best Diet Plan for Weight Loss" and the "Best Commercial Diet Plan."



"The plan taught me that I can still eat the foods I love if I use my allowance wisely without having to cut anything out or feel hungry."

Gracie | United Kingdom
Lost 36 lbs*

*People following the Weight Watchers plan can expect to lose 1-2 pounds per week.


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Food & Recipes
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Nov 24 | Hello, Jamie
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Weekly Remaining PointsPlus
Technique: Tracking
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My Plan: Week 3 Edit
Week 1
Weeks 2-4
Track your weight
Logging your weight each week helps you see your progress.
Track It
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Morning
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Midday
Burrito, chicken and cheese, large 8
Activities
Walking the dog - Activity I created 2
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THE LANCET

The global awareness of Weight Watchers as a scientifically proven solution to the obesity epidemic continued to grow in 2011 with a study published in *The Lancet*.

We are very proud of the progress we have made in growing WeightWatchers.com with our various technological innovations and customer facing applications. These innovations are not only helping us attract more members and subscribers but also encouraging them to stay engaged with our programs longer and achieve greater levels of personal success. Meetings members are finding that using our online tools on top of meetings increase the effectiveness and enjoyment of the program. We also see that our mobile applications for iPad®, iPhone® and Android™ devices are enabling members and subscribers to take Weight Watchers with them everywhere. For example, we now have a barcode scanning app, which easily and quickly calculates ***PointsPlus*** values when you scan a package's barcode. Many members have told us that grocery shopping has become tremendously easier with this convenient mobile application. And with the highly scalable nature of our WeightWatchers.com platform, we are able to attract to the brand a different segment of consumers by having an offering with high convenience and a lower price point that appeals to those consumers seeking a less intensive form of help.

For many years, Weight Watchers has been a program that was perceived to be primarily for women. Yet we know that men suffer from the same obesity-related health afflictions as women. Given this, we felt the opportunity to ensure that we were the solution of choice for both genders by beginning to more aggressively target the male demographic.

In order to maximize our appeal to men, we made a version of Weight Watchers Online that was customized to them. Through Weight Watchers Online for Men, subscribers follow the ***PointsPlus*** plan in a male-oriented online environment. They can manage food intake, track their progress and obtain meal suggestions as well as other information – all tailored specifically for men. If they prefer meetings, men can also use our male-oriented digital resources through eTools and mobile applications in addition to all of the benefits of group support that meetings offer. In 2011, we began to market directly to men. The Weight Watchers for Men campaign, launched in the spring of 2011, communicated to men that there was a way for them to lose weight and that it is possible to eat real food in the real world, yet still achieve a healthy lifestyle.

Following our successful pilot launch of our new, modernized retail center strategy in Tampa, Florida and St. Louis, Missouri, in early 2011, we began the process of fully upgrading our entire North American fixed-retail center network. We expect to have much of this upgrade completed by the end of 2012. These better and more convenient retail locations, combined with stronger center branding, will be an important growth driver for us. We also believe that it will create new service offering innovation opportunities ranging from allowing weigh-ins during non-meeting times to simple things like replacing flip charts with flat-screen TVs, further increasing the appeal, modernity, and convenience of our meetings.

With the cost of healthcare rising and the obesity epidemic growing, affordable and preventative health solutions are a necessity. The World Health Organization estimates 1.5 billion people worldwide are overweight and 500 million of those are obese. They also forecast that excess weight in adults accounts for 44% of the global burden of diabetes and 23% of ischemic heart disease. It is estimated that $2.5 trillion is spent per year in the U.S. healthcare system, with 75% of that going to the treatment of chronic disease. 50% to 80% of chronic disease conditions are driven by lifestyle. These statistics make it clear that reducing obesity is a key lever for reducing healthcare costs. Long-term healthcare cost containment is impossible without making fundamental lifestyle changes across the population.

Weight Watchers has always been about a healthy lifestyle, not just dieting, so it is only fitting that we become engaged in the healthcare arena. Our program has been scientifically proven to reduce the risk of obesity-related conditions like type 2 diabetes, heart disease, stroke, high blood pressure and some types of cancer. We are uniquely positioned as a leading provider of lifestyle-based weight management within the healthcare system, and we are perfectly suited to be a key frontline solution to address the obesity epidemic.

Last fall, *The Lancet* published a one-year global study indicating that overweight and obese adults referred to Weight Watchers lost more than twice as much weight when compared with those who received standard care alone. They were also more than three times as likely to lose 10% or more of their initial weight when using Weight Watchers. This is just one confirmation that Weight Watchers offers the ideal approach through nutrition, behavior modification, education, support and promoting physical activity.

More and more companies are turning to Weight Watchers to enhance their employee wellness programs. In turn, we have been building our sales organization to address the corporate market. Employers see the benefits in lower healthcare costs overall, improved productivity and lower absenteeism rates. The Cleveland Clinic is a long-time partner of ours, and more recently, American Express and the NYSE Euronext have announced programs for their employees. In addition, many companies offer the Weight Watchers At Work program, where meetings are hosted onsite to eliminate the inconvenience and inability of employees to attend Weight Watchers meetings outside of the workplace.

Considering all the enhancements and progress we have made, it is no surprise that for both 2011 and 2012 *U.S. News and World Report* ranked Weight Watchers as the "Best Diet Plan for Weight Loss" and the "Best Commercial Diet Plan." In 2012 we also received the top honor in the new category of "Easiest Diet to Follow" in their annual ranking.


Weight Watchers
Popped Barbeque
Potato Crisps



PICTURED LEFT

Popped Barbeque Potato Crisps (USA)

Sattmacher Cookbook (Germany)

PICTURED RIGHT

Weight Watchers store in Largo, Florida


WeightWatchers
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LOSE FOR GOOD
SEEING RESULTS IS THE BEST MOTIVATION
Smart snacks
Simple recipes
Recipe of the Week
"REMEMBER ALL LEADERS START OFF AS MEMBERS"

WeightWatchers®



DAVID P. KIRCHHOFF
President and Chief Executive Officer

Overall, 2011 was an incredible year for Weight Watchers, as evident from our strong financial results. It was a year of transformation as we became more engrained in the healthcare services sector, more diversified with our expanding offerings for men, and more convenient for members and subscribers through mobile and website tools that simplify our program and make our knowledge readily available to members and subscribers. From the roll-out of ***PointsPlus***, to our role as a leader in providing affordable, preventative weight-management solutions, we have remained committed to providing the leading, sustainable and affordable method to lose weight and maintain a healthier lifestyle for the long term.

I would like to thank all of our members and subscribers, service providers, employees, and directors for their hard work and success throughout the year. We look forward to the year ahead and the additional progress we can achieve.

Sincerely,

David P. Kirchhoff
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011.

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission file number 001-16769

WEIGHT WATCHERS INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Virginia	**11-6040273**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

11 Madison Avenue, 17th Floor, New York, New York 10010
(Address of principal executive offices) (Zip code)

Registrant's telephone number, including area code:
(212) 589-2700

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, no par value	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐

Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates as of July 1, 2011 (based upon the average bid and asked price of $76.85 per share of common stock as of July 1, 2011, the last business day of the registrant's second fiscal quarter of 2011, as quoted on the New York Stock Exchange) was $2,701,865,018. For purposes of this computation, it is assumed that shares of common stock held by our directors, executive officers and our controlling shareholders would be deemed stock held by affiliates.

The number of shares outstanding of common stock as of January 31, 2012 was 73,603,322.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for its 2012 annual meeting of shareholders scheduled to be held on May 8, 2012 are incorporated herein by reference in Part III, Items 10-14. Such Proxy Statement will be filed with the SEC no later than 120 days after the registrant's fiscal year ended December 31, 2011.

Weight Watchers International, Inc.

Annual Report on Form 10-K

Table of Contents

BASIS OF PRESENTATION

Weight Watchers International, Inc. is a Virginia corporation with its principal executive offices in New York, New York. In this Annual Report on Form 10-K unless the context indicates otherwise: "we," "us," "our" and the "Company" refer to Weight Watchers International, Inc. and all of its businesses consolidated for purposes of its financial statements; "Weight Watchers International" and "WWI" refer to Weight Watchers International, Inc. and all of the Company's businesses other than WeightWatchers.com; "WeightWatchers.com" refers to WeightWatchers.com, Inc. and all of the Company's Internet-based businesses; "NACO" refers to our North American Company-owned meeting operations; and "China Joint Venture" refers to Weight Watchers Danone China Limited and all of its businesses.

Our fiscal year ends on the Saturday closest to December 31st and consists of either 52- or 53-week periods. In this Annual Report on Form 10-K:

- "fiscal 2001" refers to our fiscal year ended December 29, 2001;
- "fiscal 2003" refers to our fiscal year ended January 3, 2004;
- "fiscal 2004" refers to our fiscal year ended January 1, 2005;
- "fiscal 2005" refers to our fiscal year ended December 31, 2005;
- "fiscal 2006" refers to our fiscal year ended December 30, 2006;
- "fiscal 2007" refers to our fiscal year ended December 29, 2007;
- "fiscal 2008" refers to our fiscal year ended January 3, 2009;
- "fiscal 2009" refers to our fiscal year ended January 2, 2010;
- "fiscal 2010" refers to our fiscal year ended January 1, 2011; and
- "fiscal 2011" refers to our fiscal year ended December 31, 2011.

The following terms used in this Annual Report on Form 10-K are our trademarks: *Weight Watchers*®, ***POINTS***®, ***PointsPlus***® and ***ProPoints***®.

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PART I

Item 1. Business

Overview

We are a leading, global-branded consumer company and the world's leading provider of weight management services, operating globally through a network of Company-owned and franchise operations. With almost five decades of weight management experience, expertise and know-how, we have established Weight Watchers as one of the most recognized and trusted brand names among weight-conscious consumers. In 2011, consumers spent almost $5 billion on Weight Watchers branded products and services, including meetings conducted by us and our franchisees, products sold at meetings, Internet subscription products sold by WeightWatchers.com, licensed products sold in retail channels and magazine subscriptions and other publications.

The high awareness and credibility of our brand among all types of weight-conscious consumers—women and men, consumers online and offline, the support-inclined and the self-help-inclined—provide us with a significant competitive advantage and growth opportunity. As the number of overweight and obese people worldwide grows, we believe our global presence and brand awareness uniquely position us to capture an increasing share of the global weight management market through our core meetings business and our additional growth vehicles, such as WeightWatchers.com.

In the almost 50 years since our founding, we have built our meetings business by helping millions of people around the world lose weight through sensible and sustainable food plans, exercise, behavior modification and group support. Each week, approximately 1.3 million members attend over 45,000 Weight Watchers meetings around the world, which are run by more than 12,000 leaders—each of whom has lost weight on our program. We are constantly improving our scientifically-based weight management approaches, and we are one of only a few commercial weight management programs whose efficacy has been clinically proven. Our strong brand, together with the effectiveness of our plans, loyal customer base and unparalleled network and infrastructure, enable us to attract new and returning members efficiently. Our customer acquisition costs are relatively low due to both word of mouth referrals and our efficient mass marketing programs.

Through WeightWatchers.com, we offer Internet subscription weight management products to consumers and maintain an interactive presence on the Internet for the Weight Watchers brand. We believe WeightWatchers.com is the global leading provider of weight management Internet subscription products. Currently, we provide two Internet subscription offerings: Weight Watchers Online and Weight Watchers eTools. Weight Watchers Online provides interactive and personalized resources that allow users to follow our weight management plans via the Internet. Weight Watchers eTools is the Internet weight management companion for Weight Watchers meetings members who want to interactively manage the day-to-day aspects of their weight management plans on the Internet. Weight Watchers eTools is offered for free as part of our Monthly Pass commitment plan, or Monthly Pass, which provides our meetings members with unlimited access to meetings at a discounted monthly rate. We currently offer our two Internet subscription products in eleven countries, including the United States, the United Kingdom, Germany and Australia.

Companies show continued interest in licensing our brand and other intellectual property as a platform to build their businesses since the Weight Watchers brand brings high credibility and access to the weight-conscious consumer. By partnering with carefully selected companies in categories relevant and helpful to weight-conscious consumers, we have created a highly profitable licensing business as well as a powerful vehicle to reinforce the Weight Watchers brand in the minds of our target consumers.

The Global Weight Management Market

We participate in the global weight management market. According to Marketdata Enterprises, the weight management industry had revenue of approximately $61 billion in 2010 in the United States alone. The number of overweight and obese people has steadily increased around the world over the past 20 years and is estimated to reach approximately 3.0 billion by 2015, primarily driven by changing eating patterns and increasingly sedentary lifestyles. Between 2007 and 2008, 68% of Americans over the age of 19 were considered overweight and almost half of these were obese. Numerous diseases, including heart disease, high blood pressure and Type II diabetes, are associated with being overweight or obese. We believe the growing population of overweight people who are motivated by both an increasing awareness of the health benefits of weight loss and the desire to improve their appearance is fueling the growth in demand for weight management programs. We believe this growth and awareness is also a result of an increasing willingness of employers and governments to promote and subsidize the cost of weight management programs.

Our Services and Products

Our Weight Management Plans

In each of our markets, we offer services and products that are built upon our weight management plans which are comprised of a range of nutritional, exercise and behavioral tools and approaches. ***PointsPlus*** and ***ProPoints***, our current weight management plans, are innovative systems with similar methodologies, developed from a combination of the latest nutritional scientific research and insights of customers who experienced prior Weight Watchers plans. For example, the ***PointsPlus*** system is similar to our patented ***POINTS*** Weight Loss System as it specifies a simple value for each food. The ***PointsPlus*** value of a food, however, is determined by a unique and proprietary formula based on the food's protein, carbohydrates, fat and dietary fiber content. The formula takes into account how these nutrients are processed by the body as well as their impact on satiety. Subject to certain nutritional guidelines, consumers following the ***PointsPlus*** program can eat any food as long as the ***PointsPlus*** value of their total food consumption stays within their personalized ***PointsPlus*** "budget". Since nutritious foods generally have low ***PointsPlus*** values, this approach guides consumers toward healthier eating habits. Under the ***PointsPlus*** program, consumers are taught different techniques shown to help them in their weight loss efforts, such as being encouraged to choose specified "Power Foods" as part of their daily "***PointsPlus*** Target" to, among other things, maximize eating satisfaction in relation to other similar foods. "Power Foods" are foods that are shown to be healthier and more satisfying food choices based on unique and proprietary formulas assigned to categories of similar foods. At the end of 2009 and during 2010, the ***ProPoints*** program was launched in Continental Europe. At the end of 2010, we launched the ***PointsPlus*** program in the United States and Canada, and the ***ProPoints*** program in the United Kingdom and Australia. At the end of fiscal 2011, we introduced updated versions of the ***PointsPlus*** program in the United States and Canada and the ***ProPoints*** program in the United Kingdom, Continental Europe and Australia.

Our Clinical Efficacy

Our program is one of the most clinically-studied commercial weight management programs, with almost 70 published trials in the last 15 years. Most recently, in fiscal 2011, The Lancet medical journal published a global, one-year study led by investigators from the Medical Research Council of the University of Cambridge indicating that, after twelve months, overweight and obese adults referred by their doctors to our program lost more than twice as much weight as compared to those who participated in a standard care program led by a primary care provider. Also in fiscal 2011, the British Medical Journal released a study further emphasizing the effectiveness of our weight management program.

Our Meetings

We present our program in a series of weekly meetings of approximately one hour in duration. Meetings are conveniently scheduled throughout the day. Typically, we hold meetings in either meeting rooms in well-located civic or other community centers or space leased in retail centers.

Our group support system remains the cornerstone of our meetings. Members provide each other support by sharing their experiences with, and by providing encouragement and empathy to, other people experiencing similar weight management challenges. This group support provides the reassurance that no one must overcome their weight management challenge alone. Group support assists members in dealing with issues such as emotional eating and finding time to exercise. We facilitate this support through interactive meetings that encourage learning through group activities and discussions.

In our meetings, our leaders present our program in a manner that combines group support and education with a structured approach to food, activity and lifestyle modification developed by credentialed weight management experts. Our more than 12,000 leaders run our meetings and educate members on the Weight Watchers method of successful and sustained weight management. Our leaders also provide inspiration and motivation for our members and are examples of our program's effectiveness because they have lost weight and maintained their weight loss on our program. Leaders are usually paid on a commission basis.

Meetings typically begin with registration and a confidential weigh-in to track each member's progress. Leaders and receptionists are trained to engage the members at the weigh-in to talk about their weight management efforts during the previous week and to provide encouragement and advice. Part of the meeting is educational, where the leader uses personal anecdotes, games or open questions to demonstrate some of our core weight management strategies, such as self-belief and self-discipline. For the remainder of the meeting, the leader focuses on a variety of topics pre-selected by us, such as seasonal weight management topics, achievements people have made in the prior week and celebrating and applauding individual successes. Discussions can range from dealing with a holiday office party to shopping for healthy foods. The leader encourages substantial participation and discusses supporting products and materials as appropriate. At the end of the meeting, new members are given special introductory instruction in our current weight management plans.

Our leaders help set a member's weight goal within a healthy range based on body mass index. When members reach their weight goal and maintain it for six weeks, they achieve lifetime member status. This gives them the privilege to attend our meetings free of charge as long as they maintain their weight within a certain range. Successful members also become eligible to apply for positions as leaders. Field management and current leaders constantly identify potential new leaders from members who have strong interpersonal skills.

Our traditional payment structure in our meetings business had been a "pay-as-you-go" arrangement. A new member pays an initial registration fee and then a weekly fee for each meeting attended, although free registration is offered as a promotion during certain times of the year. We also offer prepayment plans consisting of pre-paid meeting vouchers and coupons in some countries.

In fiscal 2006, we introduced the Monthly Pass commitment plan in NACO. We subsequently introduced Monthly Pass in eight additional markets, including the United Kingdom, Germany and Australia. Monthly Pass is generally offered at an approximate 20% to 25% discount to the typical "pay-as-you-go" weekly fee depending on the country. Under the terms of Monthly Pass, a fee is charged automatically to the member's credit or debit card on a monthly basis until the member elects to cancel. Monthly Pass is available for purchase throughout the year. As part of Monthly Pass, members receive unlimited access to meetings at this discounted monthly price plus free access to Weight Watchers eTools, the Internet weight management companion for Weight Watchers meetings members. The Company's payment structure has shifted significantly in recent years toward Monthly Pass. In fiscal 2011, on an aggregate basis across the markets where we offer Monthly Pass, nearly three quarters of our member attendances, and well over three quarters of our meeting paid weeks, were attributable to Monthly Pass.

As of the end of fiscal 2011, less than 17% of our total worldwide attendance was represented by franchised operations. We estimate that, in fiscal 2011, these franchised operations attracted attendance of approximately 11 million people. Franchisees typically pay us a fee equal to 10% of their meeting fee revenues. We have enjoyed a mutually beneficial relationship with our franchisees over many years. In our early years, we used an aggressive franchising strategy to quickly establish a meeting infrastructure to pre-empt competition. Since then, we have acquired a large number of franchises and expect to continue to do so opportunistically.

Our franchisees are responsible for operating classes in their franchise class territory using the program and marketing guidelines we have developed. We provide a central support system for the program and our brand. Franchisees purchase products from us at wholesale prices for resale directly to members. Franchisees are obligated to adhere strictly to our program content guidelines, with the freedom to control pricing, class locations, operational structure and local promotions. Franchisees provide local operational expertise, advertising and public relations. Franchisees are required to keep accurate records that we audit on a periodic basis. Most franchise agreements are perpetual and can be terminated only upon a material breach or bankruptcy of the franchisee.

Our Product Sales

We sell a range of products, including bars, snacks, cookbooks, food and restaurant guides with ***PointsPlus*** values, Weight Watchers magazines and ***PointsPlus*** calculators, which complement our weight management plans and help our customers in their weight management efforts. We have focused on selling consumables that drive recurring purchases. Our products are designed to be high quality, offer benefits related to the Weight Watchers plans, be competitively priced and be easy to merchandise.

We sell our products primarily through our meeting operations and to our franchisees. We have grown our product sales per attendee in our meeting operations by updating our selection of products. In fiscal 2011, sales of our proprietary products in our meeting operations represented approximately 15% of our revenues. We intend to continue to optimize our product offerings by updating existing products, selectively introducing new products and sharing best practices across geographies.

Revenues from WWI, including revenues from meetings and product sales, contributed 77.8% of our total revenues in fiscal 2011, 83.4% of our total revenues in fiscal 2010 and 85.9% of our total revenues in fiscal 2009.

Our WeightWatchers.com Offerings

Through WeightWatchers.com, we are well positioned to benefit from the large self-help weight management market as well as several trends taking place in the global Internet marketplace, including an increased willingness of consumers to access and pay for web content, the proliferation of broadband access and the growth of e-Commerce and Internet advertising. According to the U.S. Census Bureau, U.S. retail eCommerce sales as a percent of total U.S. retail sales more than doubled between the third quarter of 2004 and the third quarter of 2011. We offer two Internet subscription products—Weight Watchers Online and Weight Watchers eTools. We have offered these products in the United States since 2001 and subsequently have launched them in ten other countries, including the United Kingdom, France, Germany and Australia. While these products have similar functionality across markets, each is tailored specifically to the local market.

Revenues from WeightWatchers.com contributed 22.2% of our total revenues in fiscal 2011, 16.6% of our total revenues in fiscal 2010 and 14.1% of our total revenues in fiscal 2009.

Subscription Products

Weight Watchers Online is a product based on the Weight Watchers approach to weight management and is designed to attract self-help-inclined consumers. Weight Watchers Online helps consumers adopt a healthier lifestyle, with a view toward long-term behavior modification—a key aspect of the Weight Watchers approach toward sustainable weight loss. Weight Watchers Online allows consumers to learn how to make healthier food choices and lead a more active lifestyle by providing them with online content, functionality, resources and interactive web-based weight management plans. As of the end of fiscal 2011, WeightWatchers.com had over 1.5 million active Weight Watchers Online subscribers.

Weight Watchers eTools is an Internet weight management product available to consumers who are Weight Watchers meetings members. Weight Watchers eTools allows users to interactively manage the day-to-day aspects of their weight management plans online, discover different food options, stay informed and motivated, and keep track of their weight management efforts.

As Weight Watchers Online and Weight Watchers eTools reflect different value propositions, the subscription products are priced differently. Both subscription products currently offer an initial pre-paid subscription term of one or three months, continuing thereafter on a pre-paid month-to-month basis until canceled. In the United States, Weight Watchers Online costs $65.00 for the initial 3-month term or $48.90 for the initial one-month term. The ongoing monthly fee for Weight Watchers Online is $18.95. In the United States, Weight Watchers eTools costs $34.95 for the initial 3-month term or $14.95 for the initial one-month term. The ongoing monthly fee for Weight Watchers eTools is $14.95. In addition, Weight Watchers eTools is included for free in purchases by consumers of Monthly Pass.

Features of Subscription Products

We believe WeightWatchers.com's personalized and interactive Internet subscription products provide customers with an engaging weight management experience. Our Internet subscription products help customers monitor their weight management efforts, encourage exercise and a more active lifestyle, and provide guidance toward healthier eating habits by offering the following interactive resources:

- ***PointsPlus*** Tracker
- ***PointsPlus*** Calculators
- Power Foods lists
- Weight Tracker and Progress Charts
- Nutritional Guidelines
- Hunger Tracker
- Fitness Workouts and Videos
- Recipe and Food Databases
- Recipe Builder
- Meal Ideas
- Restaurant Guides

Mobile Solutions and Other Market Opportunities

We believe that mobile weight management tools and resources are an important market opportunity for us. Our mobile phone applications, the iPhone® application, which launched in fiscal 2009, and the Android™ application, which launched in fiscal 2011, provide subscribers with access to a suite of weight-loss tools as well as helpful content. In fiscal 2010, we launched our iPad® application which provides subscribers with access to a robust set of recipe tools. In addition, in fiscal 2011, we launched our iPhone® and iPad® applications in the United Kingdom, Australia and Canada, and in the United States we launched an iPhone® and Android™ barcode scanning application, which scans the barcodes of food products and provides accurate ***PointsPlus*** values. We continue to explore opportunities to enhance the mobility of our programs and products.

In addition, we believe men represent an important market opportunity for us and have a version of our Internet subscription products customized for men. Based on our internal research, we believe many men trust the Weight Watchers brand as a source of sensible weight management advice. We believe web-based offerings, combined with appropriate content and imagery, are well suited for men. We believe we can also continue to expand our Internet revenues from sources other than our Internet subscription products, including third-party advertising on our website.

Licensing, Endorsements and Publishing

Licensing and Endorsements

We license the Weight Watchers brand and our other intellectual property in certain categories of food and other relevant consumer products to carefully selected partners. We also endorse carefully selected branded consumer products. We seek to increase our licensing revenues by targeting sizeable product categories where the Weight Watchers brand can add real value. In order to achieve this goal, our global licensing team focuses on strategically increasing the number of categories and geographies of our licensed and endorsed products.

We typically partner in our licensing and endorsement arrangements with third parties that excel at new product development and have strong marketing and sales expertise, manufacturing and distribution capabilities, financial strength, prior performance in previous licensing and endorsement deals and senior management committed to building the Weight Watchers brand. In connection with our acquisition from the H.J. Heinz Company, or Heinz, in September 1999, Heinz received a perpetual royalty-free license to continue using our brand in its core food categories. We plan to continue to choose our licensing and endorsement partners carefully after identifying and prioritizing product categories that enhance the Weight Watchers brand and have long-term growth potential.

Select current licensees and endorsees include:

LICENSEES AND ENDORSEES	PRODUCTS/CATEGORIES
United States	
Applebee's	Select Applebee's Menu Items
Bimbo Bakeries	Fresh Bread
Boca	Frozen Meat Alternatives
Conair	Scales
Dawn Foods	Sweet Baked Goods
General Mills	Green Giant Frozen Vegetables and Progresso Light Soups
Greencore	Chilled Meals
Kraft Foods	Certain JELL-O Gelatin Products
Morrison's	Hospital Cafeteria Menu
Schreiber Foods	Cheese
Wells Dairy	Ice Cream Novelties
United Kingdom	
Finsbury Food Group	Cakes
Greencore Prepared	Ready to Eat Meals
Salads 2 Go	Fresh Salad Kits
Vimto	Fruit Drinks
Walkers	Biscuits and Cookies
Warburtons	Bread
Yoplait	Yogurt
Continental Europe	
Bischoffszell/Gastina	Chilled Meals and Chips
Campofrio Group	Meats
COOP	COOP "Healthy for You" Range
Kuhlmann	Salads and Sauces
Marie Frais	Chilled Meals, Salads and Quiches
Yoplait	Yogurt
Australia and New Zealand	
Conair	Scales
Fonterra	Yogurt, Desserts and Cheese
Tasti	Breakfast Cereal and Cereal and Nut Bars

We ask each of our licensees to include on their packaging information about our services and our products, such as our toll-free numbers and a URL for WeightWatchers.com. This marketing and promotional support reinforces the value of our brand.

Our licensing and endorsement arrangements give us access to weight-conscious consumers through products sold at retail and increase the awareness of our brand. We continue to believe there are significant opportunities both in the United States and internationally to take advantage of the strength of the Weight Watchers brand and our other intellectual property through additional licensing and endorsement arrangements.

Weight Watchers Magazine

Weight Watchers magazines are published in most of our major markets. In the United States, Weight Watchers Magazine is an important branded marketing platform that continues to show strong circulation and advertiser acceptance. As of fall 2011, our US magazine had a readership of 10.9 million, according to MediaMark Research, Inc., an industry tracking service. In addition to generating revenues from subscription sales and third-party advertising, Weight Watchers Magazine also reinforces the value of our brand and serves as a powerful tool for marketing to both existing and potential customers.

Marketing and Promotion

Word of Mouth

The word of mouth generated by our current and former customers is an important source of new customers. Over our almost 50-year operating history, we have created a powerful referral network of loyal customers. These referrals, combined with our strong brand and the effectiveness of our plans, enable us to efficiently attract new and returning customers.

Media Advertising

Our advertising enhances our brand image and awareness, and motivates both former and potential new customers to join Weight Watchers meetings or subscribe to Weight Watchers Online. We have historically taken advantage of a range of traditional offline advertising vehicles such as television, radio and print. Further, WeightWatchers.com has developed a strong capability and presence in Internet advertising. Our advertising schedule supports the three key marketing campaigns of the year: winter, spring and fall. We allocate our media advertising on a market-by-market basis, as well as by media vehicle. We select our media vehicles (television, radio, Internet, magazines and newspapers) based on their efficiency and effectiveness in reaching our target audience.

Direct Mail and Email

Direct mail and email is a critical element of our marketing because it targets potential returning customers. We maintain databases of current and former customers in each country in which we operate, which we use to focus our direct mailings and email. During fiscal 2011, NACO sent over 32 million pieces of direct mail. Most of these mailings are timed to coincide with the start of our marketing campaigns and are intended to encourage former meetings members to re-enroll. In addition, WeightWatchers.com continues to invest in developing and refining its email targeting capabilities. Its email promotional programs are an important customer acquisition vehicle for both our Internet and meetings businesses.

WeightWatchers.com Website

The WeightWatchers.com website is an important global promotional channel for our brand, services and products. The website is a vehicle for communicating our services and products in greater detail than could be achieved in more traditional advertising vehicles. In addition to being a gateway for our Internet subscription products, the website contributes value to our meetings business by promoting our brand, advertising Weight Watchers meetings and keeping members involved with Weight Watchers outside of meetings through useful offerings, such as a meeting locator, low calorie recipes, weight management articles, success stories and social media functionality. In fiscal 2011, our Meeting Finder feature generated on average over 1.6 million meeting searches per month globally. The Meeting Finder makes it easier than ever for our existing and potential members to find a convenient meeting place and time. The WeightWatchers.com website attracts, on average, over 12.0 million unique visitors per month in the United States alone.

At-Work Meetings and Healthcare

As healthcare costs continue to be a significant concern on the minds of employers and their employees, we believe that our broad range of services and products uniquely positions us to serve the corporate market and help companies reduce their healthcare costs and improve the overall well-being of their employees. Our strategy is focused on leveraging our organizational capability to serve many types of companies of every size by offering convenient and flexible weight-loss solutions that include meetings at the workplace, local community meetings and access to Weight Watchers Online. In addition, we believe our information technology platform can be leveraged to meet the needs of these companies and their employees. As a result of our strategy, we now have the capability to sell, market, and service companies at the local level, the mid-market level, and the national level of the corporate market.

We believe the healthcare market, from the doctor's office to national and other health plan providers, represents an important channel to reach new consumers. We continue to explore different approaches to this market.

Public Relations

We carry out many of our key public relations initiatives through the efforts of current and former Weight Watchers leaders, members and subscribers. These leaders, members and subscribers engage in local promotions, information presentations and charity events to promote Weight Watchers and demonstrate the program's efficacy. In addition, some become media-trained ambassadors and represent us in various local public relations activities. We currently have over 550 media-trained ambassadors as part of our grass roots network.

In addition, we have continued a science-based public relations initiative we launched during the winter of 2005 to capitalize on Weight Watchers' position as one of only a few clinically proven commercial weight management programs. This has included an increased investment in third-party scientific research, the inclusion of a science center on the WeightWatchers.com website and increased efforts to share our consumer and program insights with leaders in the scientific and medical communities as well as the general public.

Weight Watchers Magazine

In addition to generating revenues from subscription sales and third-party advertising, Weight Watchers Magazine reinforces the value of our brand and serves as an important marketing tool to both existing and potential customers. We offer Weight Watchers magazines in most of our major markets.

Seasonality

Our business is seasonal, with revenues generally decreasing at year end and during the summer months. Our operating income for the first half of the year is generally the strongest. Our advertising schedule supports the three key enrollment-generating seasons of the year: winter, spring and fall, with winter having the highest concentration of advertising spending. The timing of certain holidays, particularly Easter, which precedes the spring marketing campaign and occurs between March 22 and April 25, may affect our results of operations and the year-to-year comparability of our results. For example, in fiscal 2009, Easter fell on April 12, which meant that our spring marketing campaign began in the second quarter of fiscal 2009 as opposed to beginning in the first quarter as it did in fiscal 2008. The introduction of Monthly Pass in the meetings business has resulted in less seasonality with regard to our meeting fee revenues because its revenues are amortized over the related subscription period. While WeightWatchers.com experiences seasonality similar to the meetings business in terms of new subscriber sign-ups, its revenue tends to be less seasonal because it amortizes subscription revenue over the related subscription period.

Entrepreneurial Management

We run our company in an entrepreneurial manner that allows us to develop and test new ideas on a local basis and then implement the most successful ideas across our network. In addition, many of our meeting products were developed locally and then introduced successfully in other countries. Local managers have strong incentives to adopt and implement the best practices of other regions and to continue to develop innovative new services and products.

While having strong local leadership has always been a cornerstone of our strategy, we have also been investing in building our global corporate management team. Our management team plays a critical role in driving and facilitating the global coordination necessary to optimize our international assets and share best practices across geographies.

Competition

The weight management market includes self-help weight management regimens and other self-help weight management products and publications such as books, tapes and magazines; commercial weight management programs; Internet weight management approaches; dietary supplements and meal replacement products; weight management services administered by doctors, nutritionists and dieticians; surgical procedures; the pharmaceutical industry; government agencies and non-profit groups that offer weight management services; and fitness centers.

Competition among commercial weight management programs is largely based on program recognition and reputation and the effectiveness, safety and price of the program. In the United States, we compete with several other companies in the commercial weight management industry, although we believe that the businesses are not comparable to us. For example, many of these competitors' businesses are based on the sale of pre-packaged meals and meal replacements. Our meetings use group support, education and behavior modification to help our members change their eating habits, in conjunction with flexible food plans that allow members the freedom to choose what they eat. There are no significant group education-based competitors in any of our major markets, except in the United Kingdom. Even there, we believe we possess the largest share of the market.

We believe that food manufacturers that produce meal replacement products are not comparable competition because these businesses' meal replacement products do not engender behavior modification through education in conjunction with a flexible, healthy food plan.

We also compete with various self-help diets, products and publications, such as low-carbohydrate diets which gained popularity and media exposure beginning in 2003.

Trademarks, Patents and Other Proprietary Rights

We own numerous domestic and international trademarks, patents and other proprietary rights that are valuable assets and are important to our business. Depending upon the jurisdiction, trademarks are valid as long as they are used in the regular course of trade and/or their registrations are properly maintained. Patent protection extends for varying periods according to the date of patent filing or grant and the legal term of patents in the jurisdiction in which the patent is granted. The actual protection afforded by a patent may vary from country to country depending upon the type of patent, the scope of its coverage and the availability of legal remedies in the country. We believe the protection of our trademarks, copyrights, patents, domain names, trade dress and trade secrets is important to our success. We aggressively protect our intellectual property rights by relying on a combination of trademark, copyright, patent, trade dress and trade secret laws, and through the domain name dispute resolution system.

History

Early Development

In 1961, Jean Nidetch, our founder, attended a New York City obesity clinic and took what she learned from her personal experience at the obesity clinic and began weight-loss meetings with a group of her overweight friends in the basement of a New York apartment building. Under Ms. Nidetch's leadership, the group members supported each other in their weight-loss efforts, and word of the group's success quickly spread. Ms. Nidetch and Al and Felice Lippert, who all successfully lost weight through these efforts, formally launched our business in 1963. Weight Watchers International, Inc. was incorporated as a Virginia corporation in 1974 and succeeded to the business started in New York in 1963. Heinz acquired us in 1978.

Artal Ownership

In September 1999, Artal Luxembourg, S.A., or Artal Luxembourg, acquired us from Heinz. Artal Luxembourg is an indirect subsidiary of Artal Group, S.A., which together with its parents and its subsidiaries is referred to in this Annual Report on Form 10-K as Artal. Subsequent to Artal's acquisition of us, Artal Luxembourg transferred ownership of its shares in us to Artal Participations and Management S.A. and Artal Holdings Sp. z o.o., Succursale de Luxembourg, or Artal Holdings, each also members of Artal. Currently, Artal Holdings is the record holder of all our shares owned by Artal. Artal Luxembourg holds an irrevocable proxy with respect to a portion of these shares.

WeightWatchers.com Acquisition

In July 2005, we acquired control of our licensee and affiliate, WeightWatchers.com, by increasing our ownership interest from approximately 20% to approximately 53%. Subsequently, in December 2005, WeightWatchers.com redeemed all shares owned by Artal in it, resulting in our current ownership of 100% of WeightWatchers.com.

2007 Tender Offer and Share Repurchase

On December 18, 2006, we commenced a tender offer in which we sought to acquire up to 8.3 million shares of our common stock at a price between $47.00 and $54.00 per share, a transaction that we refer to in this Annual Report on Form 10-K as the 2007 Tender Offer. Prior to the 2007 Tender Offer, we entered into an agreement with Artal Holdings whereby Artal Holdings agreed to sell to us, at the same price as was determined in the 2007 Tender Offer, the number of its shares of our common stock necessary to keep its percentage ownership in us at substantially the same level after the 2007 Tender Offer. Artal Holdings also agreed not to participate in the 2007 Tender Offer so that it would not affect the determination of the price in the 2007 Tender Offer.

The 2007 Tender Offer expired at midnight on January 18, 2007, and on January 26, 2007 we repurchased approximately 8.5 million shares at a price of $54.00 per share. These repurchased shares were comprised of 8.3 million shares that we offered to purchase and approximately 0.2 million shares purchased pursuant to our right to purchase up to an additional 2% of the outstanding shares as of November 30, 2006. On February 2, 2007, we repurchased approximately 10.5 million of Artal Holdings' shares at a purchase price of $54.00 per share pursuant to our prior agreement with Artal Holdings. In January 2007, we amended and supplemented our revolving credit facility to finance these repurchases.

China Joint Venture

On February 5, 2008, we entered into a joint venture with Danone Dairy Asia, or Danone Asia, an indirect, wholly-owned subsidiary of Groupe DANONE S.A., to establish a weight management business in the People's Republic of China. Pursuant to the terms of the joint venture agreement, we and Danone Asia owned 51% and 49%, respectively, of the China Joint Venture. In September 2008, the China Joint Venture launched its first weight management services centers. On April 27, 2011, we entered into a share purchase agreement with Danone Asia, pursuant to which we acquired Danone Asia's 49% minority equity interest in the China Joint Venture as of that date. As a result of that acquisition, we now own 100% of the China Joint Venture and the joint venture agreement with Danone Asia terminated in accordance with its terms.

Pending Tender Offer and Pending Share Repurchase

On February 23, 2012, we commenced a tender offer in which we are seeking to acquire up to $720 million of our common stock at a price between $72.00 and $83.00 per share, a transaction that we refer to in this Annual Report on Form 10-K as the Pending Tender Offer. Prior to the Pending Tender Offer, we entered into an agreement with Artal Holdings whereby Artal Holdings agreed to sell to us, at the same price as was determined in the Pending Tender Offer, the number of its shares of our common stock necessary to keep its current percentage ownership interest in us at substantially the same level after the Pending Tender Offer, a transaction that we refer to in this Annual Report on Form 10-K as the Pending Share Repurchase. Artal Holdings also agreed not to participate in the Pending Tender Offer so that it would not affect the determination of the price in the Pending Tender Offer. The Pending Tender Offer will expire at midnight, New York time, on March 22, 2012, unless we extend it. We have reserved the right to purchase up to an additional 2% of our shares outstanding without amending or extending the Pending Tender Offer. We expect to fund the purchases in the Pending Tender Offer and the Pending Share Repurchase through new borrowings under an amended and extended version of our existing credit facilities that we are currently negotiating. Shares of our common stock purchased pursuant to the Pending Tender Offer and the Pending Share Repurchase will not reduce our existing repurchase program.

Regulation

A number of laws and regulations govern our advertising, services, products, operations and relations with consumers, employees and other service providers in the countries in which we operate. Certain federal, state and foreign agencies, such as the Federal Trade Commission, or FTC, regulate and enforce such laws relating to advertising, disclosures to consumers, privacy, consumer pricing and billing arrangements, and other consumer protection matters. Since we operate our meetings business both in the United States and internationally, we are subject to many distinct employment, labor, benefits and tax laws in each country in which we operate, including regulations affecting our employment practices and our relations with our employees and service providers. Laws and regulations directly applicable to communications, operations or commerce over the Internet such as those governing intellectual property, privacy, libel and taxation, are more prevalent and remain unsettled. Our operations, particularly our WeightWatchers.com operations, are subject to these laws and regulations and we continue to monitor their development and our compliance. In addition, we are subject to other laws and regulations in the United States and internationally, including securities laws.

During the mid-1990s, the FTC filed complaints against a number of commercial weight management providers alleging violations of federal law in connection with the use of advertisements that featured testimonials, claims for program success and program costs. In 1997, we entered into a consent order with the FTC settling all contested issues raised in the complaint filed against us. The consent order requires us to comply with certain procedures and disclosures in connection with our advertisements of services and products.

Employees and Service Providers

As of December 31, 2011, we had approximately 28,000 employees. In addition, in certain of our markets, our service providers are self-employed. As of December 31, 2011, we had approximately 56,000 employees and service providers in the aggregate. We consider our relations with our employees and service providers to be satisfactory.

Financial Information About Segments and Financial Information About Geographic Areas

Information concerning our operating segments and our geographic areas is set forth in Note 14 of our consolidated financial statements, contained in Part IV, Item 15 of this Annual Report on Form 10-K. Information concerning some of the risks to which we are exposed resulting from our international operations and foreign currency exchange rates is set forth under the heading "Risk Factors" of this Annual Report on Form 10-K.

Available Information

Corporate information and our press releases, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments thereto, are available free of charge on our website at *www.weightwatchersinternational.com* as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission (i.e., generally the same day as the filing). Moreover, we also make available at that site the Section 16 reports filed electronically by our officers, directors and 10 percent shareholders. Usually these are publicly accessible no later than the business day following the filing.

We use our website at *www.weightwatchersinternational.com* as a channel of distribution of material Company information. Financial and other material information regarding the Company is routinely posted on and accessible at our website. Our website and the information posted on it or connected to it shall not be deemed to be incorporated herein by reference.

Our Code of Business Conduct and Ethics and our Corporate Governance Guidelines are also available on our website at *www.weightwatchersinternational.com.*

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Except for historical information contained herein, this Annual Report on Form 10-K includes "forward-looking statements," within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including, in particular, the statements about our plans, strategies and prospects under the headings "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." We have generally used the words "may," "will," "could," "expect," "anticipate," "believe," "estimate," "plan," "intend" and similar expressions in this Annual Report on Form 10-K and the documents incorporated by reference herein to identify forward-looking statements. We have based these forward-looking statements on our current views with respect to future events and financial performance. Actual results could differ materially from those projected in these forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

- competition from other weight management industry participants or the development of more effective or more favorably perceived weight management methods;
- our ability to continue to develop innovative new services and products and enhance our existing services and products, or the failure of our services and products to continue to appeal to the market;
- the effectiveness of our marketing and advertising programs;
- the impact on the Weight Watchers brand of actions taken by our franchisees, licensees and suppliers;
- risks and uncertainties associated with our international operations, including economic, political and social risks and foreign currency risks;
- our ability to successfully make acquisitions or enter into joint ventures, including our ability to successfully integrate, operate or realize the projected benefits of such businesses;
- uncertainties related to a downturn in general economic conditions or consumer confidence;
- the seasonal nature of our business;
- the impact of events that discourage people from gathering with others;
- our ability to enforce our intellectual property rights both domestically and internationally, as well as the impact of our involvement in any claims related to intellectual property rights;
- uncertainties regarding the satisfactory operation of our information technology or systems;
- the impact of security breaches or privacy concerns;
- the impact of disputes with our franchise operators;
- the impact of existing and future laws and regulations;
- the success of the pending tender offer and related share repurchase;
- the impact of our debt service obligations and restrictive debt covenants;
- the possibility that the interests of our majority owner will conflict with other holders of our common stock; and
- other risks and uncertainties, including those detailed from time to time in our periodic reports filed with the Securities and Exchange Commission.

You should not put undue reliance on any forward-looking statements. You should understand that many important factors, including those discussed under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," could cause our results to differ materially from those expressed or suggested in any forward-looking statement. Except as required by law, we do not undertake any obligation to update or revise these forward-looking statements to reflect new information or events or circumstances that occur after the date of this Annual Report on Form 10-K or to reflect the occurrence of unanticipated events or otherwise.

Item 1A. Risk Factors

You should consider carefully, in addition to the other information contained in this Annual Report on Form 10-K and the exhibits hereto, the following risk factors in evaluating our business. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The following discussion of risks is not all inclusive but is designed to highlight what we believe are the most significant risks that we face. Additional risks and uncertainties, not presently known to us or that we currently deem immaterial, may also impair our business, financial condition or results of operations.

Competition from other weight management industry participants or the development of more effective or more favorably perceived weight management methods could result in decreased demand for our services and products.

The weight management industry is highly competitive. We compete against a wide range of providers of weight management services and products. Our competitors include: self-help weight management regimens and other self-help weight management products and publications such as books, tapes and magazines; commercial weight management programs; Internet weight management approaches; dietary supplements and meal replacement products; weight management services administered by doctors, nutritionists and dieticians; surgical procedures; the pharmaceutical industry; government agencies and non-profit groups that offer weight management services; and fitness centers. Additional competitors may emerge as new or different products or methods of weight management are developed and marketed. More effective or more favorably perceived diet and weight management methods, including pharmaceutical treatments, fat and sugar substitutes or other technological and scientific advances in weight management, also may be developed. This competition may reduce demand for our services and products.

The purchasing decisions of weight management customers are highly subjective and can be influenced by many factors, such as brand image, marketing programs, cost and perception of the efficacy of the service and product offerings. Moreover, customers can, and frequently do, change weight management approaches easily and at little cost. For example, in fiscal 2003 and fiscal 2004, our revenue growth was adversely affected by increased popularity and media exposure of low-carbohydrate diets. Any decrease in demand for our services and products may adversely affect our business, financial condition or results of operations.

If we do not continue to develop innovative new services and products or if our services and products do not continue to appeal to the market, our business may suffer.

The weight management industry is subject to changing customer demands based, in large part, on the efficacy and popular appeal of weight management programs. Our future success depends on our ability to continue to develop and market new services and products and to enhance our existing services and products, each on a timely basis to respond to new and evolving customer demands, achieve market acceptance and keep pace with new nutritional and weight management developments. We may not be successful in developing, introducing on a timely basis or marketing any new or enhanced services and products, and we cannot assure you that any new or enhanced services or products will appeal to the market. Our failure to develop new services and products and to enhance our existing services and products or the failure of our services and products to continue to appeal to the market could have an adverse impact on our ability to attract and retain members and subscribers and thus adversely affect our business, financial condition or results of operations.

Our business depends on the effectiveness of our marketing and advertising programs to attract and retain members and subscribers.

Our business success depends on our ability to attract and retain members to our meetings and subscribers to WeightWatchers.com. Our ability to attract and retain members and subscribers depends significantly on the effectiveness of our marketing practices. If our marketing and advertising campaigns do not generate a sufficient number of members and subscribers, our results of operations will be adversely affected.

The Weight Watchers brand could be impaired due to actions taken by our franchisees, licensees and suppliers.

We believe that the Weight Watchers brand, including its widespread recognition and strong reputation in the market, is one of our most valuable assets and that it provides us with a competitive advantage. Our franchisees operate their businesses under our brand. In addition, we license the Weight Watchers brand to third parties for the manufacture and sale in retail stores by such parties of a variety of goods, including food products. We also sell in our meeting rooms food and non-food products manufactured by third-party suppliers. Because our franchisees, licensees and suppliers are independent third parties with their own financial objectives, actions taken by them, including breaches of their contractual obligations, such as not following our program or not maintaining our quality and safety standards, could harm our brand. Also, these Weight Watchers-branded products may be subject to product recalls, litigation or other deficiencies. Any negative publicity associated with these actions would adversely affect our brand and may result in decreased meeting attendance, Internet subscriptions and product sales and, as a result, lower revenues and profits.

Our international operations expose us to economic, political and social risks in the countries in which we operate.

The international nature of our operations involves a number of risks, including changes in US and foreign government regulations, tariffs, taxes and exchange controls, economic downturns, inflation and political and social instability in the countries in which we operate and our dependence on foreign personnel. Foreign government regulations may also restrict our ability to operate in some countries, acquire new businesses or repatriate dividends from foreign subsidiaries back to the United States. We cannot be certain that we will be able to enter and successfully compete in additional foreign markets or that we will be able to continue to compete in the foreign markets in which we currently operate.

We are exposed to foreign currency risks from our international operations that could adversely affect our financial results.

A significant portion of our revenues and operating costs are denominated in foreign currencies. We are therefore exposed to fluctuations in the exchange rates between the US dollar and the currencies in which our foreign operations receive revenues and pay expenses. We do not currently hedge, and have not historically hedged, our operational exposure to foreign currency fluctuations. Our consolidated financial results are presented in US dollars and therefore, during times of a strengthening US dollar, our reported international revenues and earnings will be reduced because the local currency will translate into fewer US dollars. In addition, the assets and liabilities of our non-US subsidiaries are translated into US dollars at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated into US dollars at the average exchange rate for the period. Translation adjustments arising from the use of differing exchange rates from period to period are recorded in shareholders' equity as accumulated other comprehensive income (loss). Translation adjustments arising from intercompany receivables with our foreign subsidiaries are generally recorded as a component of other expense (income). Accordingly, changes in currency exchange rates will cause our revenues, operating costs, net income and shareholders' equity to fluctuate.

We may not successfully make acquisitions or enter into joint ventures and we may not successfully integrate, operate or realize the anticipated benefits of such businesses.

As part of our growth strategy, we may pursue selected acquisitions or joint ventures. We cannot assure you that we will be able to effect these transactions on commercially reasonable terms or at all. Any future acquisitions or joint ventures may require access to additional capital, and we cannot assure you that we will have access to such capital on commercially reasonable terms or at all. Even if we enter into these transactions, we may not realize the benefits we anticipate or we may experience difficulties in integrating any acquired companies and products into our existing business; attrition of key personnel from acquired businesses;

significant charges or expenses; higher costs of integration than we anticipated; or unforeseen operating difficulties that require significant financial and managerial resources that would otherwise be available for the ongoing development or expansion of our existing operations.

Our ability to influence the control of our joint ventures may be limited by contract or otherwise. In addition, we may not be able to influence the occurrence or timing of distributions from our joint ventures. If any of the other investors in one of our joint ventures fails to observe its commitments, the joint venture may not be able to operate according to its business plan or we may be required to increase our level of commitment. The interests of our joint venture partners may differ from ours, and they may cause such entities to take actions which are not in our best interest. If we are unable to maintain our relationships with our joint venture partners, we could lose our ability to operate in the geographies and/or markets in which they operate, which could have a material adverse effect on our business, financial condition or results of operations.

Consummating these transactions could also result in the incurrence of additional debt and related interest expense, as well as unforeseen contingent liabilities, all of which could have a material adverse effect on our business, financial condition or results of operations. We may also issue additional equity in connection with these transactions, which would dilute our existing shareholders.

Our business may decline as a result of a downturn in general economic conditions or consumer confidence.

Our business is highly dependent on meeting fees, product sales and Internet product subscriptions. A downturn in general economic conditions or consumer confidence in any of our major markets could result in people curtailing or reallocating their discretionary spending which, in turn, could reduce attendance at our meetings, product sales and Internet product subscriptions. The current global economic downturn has led to a decrease in discretionary spending by consumers and loss of consumer confidence. Any reduction in consumer spending may adversely affect our business, financial condition or results of operations.

The seasonal nature of our business could cause our operating results to fluctuate.

We have experienced and expect to continue to experience fluctuations in our quarterly results of operations. Our business is seasonal with revenues generally decreasing at year end and during the summer months. This seasonality could cause our share price to fluctuate as the results of an interim financial period may not be indicative of our full year results. Seasonality also impacts relative revenue and profitability of each quarter of the year, both on a quarter-to-quarter and year-over-year basis. The timing of certain holidays, particularly Easter, which precedes our spring marketing campaign and occurs between March 22 and April 25, may affect our results of operations and the year-to-year comparability of our quarterly results. For example, Easter fell on April 12 in fiscal 2009 and on March 23 in fiscal 2008, which resulted in the spring marketing campaign beginning in the second quarter of fiscal 2009 as opposed to the first quarter of fiscal 2008.

Any event that discourages people from gathering with others could adversely affect our business.

Our meeting operations are subject to conditions beyond our control that may prevent current or prospective members from attending or joining meetings, including extreme weather, terrorism, health epidemics, national disasters and other extraordinary events. For example, our NACO attendance was adversely affected in the third quarter of fiscal 2005 by the impact of Hurricane Katrina and its aftermath, compounded by two subsequent hurricanes. The occurrence of any event that discourages people from gathering with others could adversely affect our business, financial condition or results of operations.

Third parties may infringe on our brand and other intellectual property rights, which may have an adverse impact on our business.

We currently rely on a combination of trademark, copyright, trade secret, patent and other intellectual property laws and confidentiality procedures to establish and protect our proprietary rights, including our brand. If we fail to successfully enforce our intellectual property rights, the value of our brand, services and products could be diminished and our business may suffer. Our precautions may not prevent misappropriation of our intellectual property, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States. Any legal action that we may bring to protect our brand and other intellectual property could be unsuccessful and expensive and could divert management's attention from other business concerns. In addition, legal standards relating to the validity, enforceability and scope of protection of intellectual property, especially in Internet-related businesses, are uncertain and evolving. We cannot assure you that these evolving legal standards will sufficiently protect our intellectual property rights in the future.

We may in the future be subject to intellectual property rights claims.

Third parties may in the future make claims against us alleging infringement of their intellectual property rights. Any intellectual property claims, regardless of merit, could be time-consuming and expensive to litigate or settle and could significantly divert management's attention from other business concerns. In addition, if we were unable to successfully defend against such claims, we may have to pay damages, stop selling the service or product or stop using the software, technology or content found to be in violation of a third party's rights, seek a license for the infringing service, product, software, technology or content or develop alternative non-infringing services, products, software, technology or content. If we cannot license on reasonable terms, develop alternatives or stop using the service, product, software, technology or content for any infringing aspects of our business, we may be forced to limit our service and product offerings. Any of these results could reduce our revenues and our ability to compete effectively, increase our costs or harm our business.

Any failure of our technology or systems to perform satisfactorily could result in an adverse impact on our business.

We rely on software, hardware, network systems and similar technology that is either developed by us or licensed from or maintained by third parties to operate our websites and subscription offerings and to maintain the recurring billing system associated with certain of our commitment plans, such as Monthly Pass. As much of this technology is complex, there may be future errors, defects or performance problems, including when we update our technology to expand and enhance our capabilities. Our technology may malfunction or suffer from defects that become apparent only after extended use. In addition, our operations depend on our ability to protect our information technology systems against damage from fire, power loss, water, earthquakes, telecommunications failures, vandalism and other malicious acts and similar unexpected adverse events. Interruptions in our websites or offerings could result from unknown hardware defects, insufficient capacity or the failure of our website hosting and telecommunications providers to provide continuous and uninterrupted service. We do not have a fully redundant system that includes an instant back-up hosting facility. As a result of these possible defects or problems, our websites, our subscription products or the recurring billing system associated with certain of our commitment plans could be rendered unreliable or be perceived as unreliable by customers. Any failure of our technology or systems could result in an adverse impact on our business.

Our reputation and the appeal of our services and product offerings may be harmed by security breaches or privacy concerns.

Unauthorized users who penetrate our information security could misappropriate proprietary or customer information or data or cause interruptions to the subscription offerings on our websites. As a result, it may become necessary to expend significant additional amounts of capital and resources to protect against, or to alleviate, problems caused by unauthorized users. These expenditures, however, may not prove to be a timely remedy against unauthorized users who are able to penetrate our information security. In addition to purposeful security breaches, the inadvertent transmission of computer viruses could adversely affect our computer systems and, in turn, harm our business.

A significant number of states require that customers be notified if a security breach results in the disclosure of their personal financial account or other information. Additional states and governmental entities are considering such "notice" laws. In addition, other public disclosure laws may require that material security breaches be reported. If we experience a security breach and such notice or public disclosure is required in the future, our reputation and our business may be harmed.

In the ordinary course of our business, we collect and utilize proprietary and customer information and data. Privacy concerns among prospective and existing customers regarding our use of such information or data collected on our websites or through our services and products, such as weight management information, financial data, email addresses and home addresses, could keep them from using our websites or purchasing our services or products. We currently face certain legal obligations regarding the manner in which we treat such information and data. Businesses have been criticized by privacy groups and governmental bodies for their use and handling of such information and data. Industry-wide events or events with respect to our websites, including misappropriation of third-party information, security breaches or changes in industry standards or regulations, or increased enforcement of existing or new laws, could have an adverse effect on our business.

Disputes with our franchise operators could divert management's attention from their ordinary responsibilities.

In the past, we have had disputes with our franchisees regarding operations and other contractual issues. For example, we have had disputes with some of our franchisees regarding the interpretation of franchisee rights as they relate to the Internet and mail-order products. Any future disputes could divert the attention of management from their ordinary responsibilities.

Our businesses are subject to legislative and regulatory restrictions.

A number of laws and regulations govern our advertising, services, products, operations and relations with consumers, licensees, franchisees, employees and other service providers in the countries in which we operate.

Certain federal, state and foreign agencies, such as the FTC, regulate and enforce such laws relating to advertising, disclosures to consumers, privacy, consumer pricing and billing arrangements, and other consumer protection matters. A determination by a federal, state or foreign agency, or a court in connection with a governmental enforcement action or private litigation, that any of our practices do not meet existing or new laws or regulations could result in liability, adverse publicity, and restrictions of our business operations. For example, during the mid-1990s, the FTC filed complaints against a number of commercial weight management providers alleging violations of federal law in connection with the use of advertisements that featured testimonials, claims for program success and program costs. In 1997, we entered into a consent order with the FTC settling all contested issues raised in the complaint filed against us. The consent order requires us to comply with certain procedures and disclosures in connection with our advertisements of products and services.

Since we operate our meetings business both in the United States and internationally, we are subject to many distinct employment, labor, benefits and tax laws in each country in which we operate, including regulations affecting our employment practices and our relations with our employees and service providers. If we are required to comply with new laws or regulations or new interpretations of existing laws and regulations, are unable to comply with these laws, regulations or interpretations, or are subject to litigation with respect to these laws, regulations or interpretations, our business and results of operations could be adversely affected. For example, in 2009 we received an adverse tax ruling in the United Kingdom that our leaders should have been classified as employees instead of self-employed for UK tax purposes and, as such, we should have withheld tax from our leaders.

Laws and regulations directly applicable to communications, operations or commerce over the Internet such as those governing intellectual property, privacy, libel and taxation, are more prevalent and remain unsettled. If we are required to comply with new laws or regulations or new interpretations of existing laws or regulations, or if we are unable to comply with these laws, regulations or interpretations, our business could be adversely affected.

Future laws or regulations, including laws or regulations affecting our marketing and advertising practices, consumer pricing and billing arrangements, relations with consumers, employees, service providers, licensees or franchisees, or our services and products, may have an adverse impact on us.

The Pending Tender Offer and Pending Share Repurchase may not be successful and if successful, may adversely impact us and the trading market for our common stock.

The Pending Tender Offer and Pending Share Repurchase may not be successful and if they are not, we will not realize the expected benefits of the transactions, including having a more efficient capital structure and the opportunity to enhance our earnings per share. Even if the Pending Tender Offer and Pending Share Repurchase are successful, we may not be able to enhance our earnings per share.

We expect to finance the purchase of our shares pursuant to the Pending Tender Offer and Pending Share Repurchase by borrowing an additional $1.5 billion under an amended and extended version of our existing credit facilities. We cannot assure you that we will be able to borrow such indebtedness on acceptable terms or at all. The Pending Tender Offer is subject to a financing condition, and as result, if we are not able to raise such indebtedness on acceptable terms to us, we are not obligated to complete the Pending Tender Offer. If we do borrow such additional indebtedness, this increased leverage will increase our interest expense, could reduce our ability to engage in significant transactions, including acquisitions and future share repurchases, without additional debt or equity financing, and could negatively affect our liquidity during periods of reduced revenue generation, increased capital spending or higher operating expenses. As a result, this increased leverage may have a material adverse effect our business, financial condition and results of operations.

In addition, if successful, the Pending Tender Offer will reduce our "public float" (the number of shares of our common stock owned by non-affiliate shareholders and available for trading in the securities markets). Securities with a lower public float may command a lower price than would a comparable security of a series with a larger float. As a result, the Pending Tender Offer could result in lower stock prices or reduced liquidity in the trading market for our shares.

Our debt service obligations and the restrictions of our debt covenants could impede our operations and flexibility.

Our financial performance could be affected by our level of debt. As of December 31, 2011, our total debt was $1,051.8 million. In addition, at December 31, 2011, we had $331.6 million available under our revolving credit facility. We expect to generate the cash necessary to pay our expenses and to pay the principal and interest on all of our outstanding debt from our cash flows provided by operating activities and by opportunistically using other means to repay or refinance our obligations as we determine appropriate. Our ability to pay our expenses and meet our debt service obligations depends on our future performance, which may be affected by financial, business, economic, demographic and other factors, such as attitudes toward weight management and pressure from our competitors. If we do not have enough money to pay our debt service obligations, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or raise equity. In such an event, we may not be able to refinance our debt, sell assets, borrow more money or raise equity on terms acceptable to us or at all. Also, our ability to carry out any of these activities on favorable terms, if at all, may be further impacted by any financial or credit crisis which may limit access to the credit markets and increase the cost of capital.

Our credit facilities contain customary covenants, including covenants that in certain circumstances restrict our ability to incur additional indebtedness, pay dividends on and redeem capital stock, make other payments, including investments, sell our assets and enter into consolidations, mergers and transfers of all or substantially all of our assets. Our credit facilities also require us to maintain specified financial ratios and satisfy certain financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control and we cannot assure you that we will meet those ratios and tests. A breach of any of these covenants, ratios, tests or restrictions could result in an event of default under the credit facilities. If an event of default exists under the credit facilities, the lenders could elect to cease making loans and declare all amounts outstanding thereunder to be immediately due and payable. If the lenders under the credit facilities accelerate the payment of the indebtedness, our assets may not be sufficient to repay in full that indebtedness and our other indebtedness that would become due as a result of any acceleration.

Artal controls us and may have conflicts of interest with other shareholders in the future.

Artal controls us and is able to control the election and removal of our directors and determine our corporate and management policies, including potential mergers or acquisitions, payment of dividends, asset sales, the amendment of our articles of incorporation or bylaws and other significant corporate transactions. This concentration of our ownership may delay or deter possible changes in control of our company, which may reduce the value of an investment in our common stock. Even if Artal beneficially owns less than 50% but 10% or more of our common stock, Artal will have the right pursuant to an agreement with us to nominate directors to our Board of Directors in proportion to its stock ownership. The interests of Artal may not coincide with the interests of other holders of our common stock.

We are a "controlled company" within the meaning of the New York Stock Exchange rules and, as a result, qualify for exemptions from certain corporate governance requirements.

Artal controls a majority of the voting power of our outstanding common stock. Under the New York Stock Exchange, or the NYSE, rules, a listed company of which more than 50% of the voting power for the election of directors is held by another person or group of persons acting together is a "controlled company" and such a company may elect not to comply with certain NYSE corporate governance requirements, including (1) the requirement that a majority of the Board of Directors consist of independent directors, (2) the requirement that the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities, (3) the requirement that the compensation committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities and (4) the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees. We have elected to be treated as a "controlled company." Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

Our articles of incorporation and bylaws and Virginia corporate law contain provisions that may discourage a takeover attempt.

Provisions contained in our articles of incorporation and bylaws and the laws of Virginia, the state in which we are incorporated, could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. Provisions of our articles of incorporation and bylaws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. For example, our articles of incorporation authorize our Board of Directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock, without any vote or action by our shareholders. Thus, our Board of Directors can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. These rights may have the effect of delaying or deterring a change of control of our company. In addition, a change of control of our company may be delayed or deterred as a result of our having three classes of directors. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We are currently headquartered in New York, New York in leased office space with our US back-office and customer support operations located in leased office spaces elsewhere in the United States. Each of our foreign country operations generally also has leased office space to support its operations. Our WWI segment typically holds its meetings in third-party locations (usually meeting rooms in well-located civic or other community centers) or space leased in retail centers.

Our website, including our subscription products, is hosted on hardware and software co-located at a third-party facility in New York. We also maintain a disaster recovery site with hardware and software co-located at a third-party facility in Arizona.

Item 3. Legal Proceedings

UK Self-Employment Matter

In July 2007, Her Majesty's Revenue and Customs, or HMRC, issued to us notices of determination and decisions that, for the period April 2001 to April 2007, our leaders and certain other service providers in the United Kingdom should have been classified as employees for tax purposes and, as such, we should have withheld tax from the leaders and certain other service providers pursuant to the "Pay As You Earn," or PAYE, and national insurance contributions, or NIC, collection rules and remitted such amounts to HMRC. HMRC also issued a claim to us in October 2008 in respect of NIC which corresponds to the prior notices of assessment with respect to PAYE previously raised by HMRC.

In September 2007, we appealed to the UK First Tier Tribunal (Tax Chamber) (formerly known as the UK VAT and Duties Tribunal), or the First Tier Tribunal, HMRC's notices as to these classifications and against any amount of PAYE and NIC liability claimed to be owed by us. In February 2010, the First Tier Tribunal issued a ruling that our UK leaders should have been classified as employees for UK tax purposes and, as such, we should have withheld tax from our leaders pursuant to the PAYE and NIC collection rules for the period from April 2001 to April 2007 with respect to services performed by the leaders for us. We appealed the First Tier Tribunal's adverse ruling to the UK Upper Tribunal (Tax and Chancery Chamber), or the Upper Tribunal, and in October 2011, the Upper Tribunal issued a ruling dismissing our appeal. We are currently seeking permission from the UK Court of Appeal to appeal the Upper Tribunal's ruling.

In December 2011, HMRC's claim in respect of NIC was amended to increase the claimed amount for the period April 2002 to April 2007 and include the interest accrued thereon through December 2011. In addition, in February 2012, HMRC asserted a claim in respect of PAYE for the period April 2007 to April 2011 similar to what it had claimed for the period April 2001 to April 2007. We plan to appeal this PAYE claim to the First Tier Tribunal.

In light of the First Tier Tribunal's adverse ruling and in accordance with accounting guidance for contingencies, we recorded in the fourth quarter of fiscal 2009 a reserve for the period from April 2001 through the end of fiscal 2009, inclusive of estimated accrued interest. On a quarterly basis, beginning in the first quarter of fiscal 2010 and through the second quarter of fiscal 2011, we recorded a reserve for UK withholding taxes with respect to our UK leaders consistent with this ruling. The reserve at the end of the second quarter of fiscal 2011 equaled approximately $43.7 million in the aggregate based on the exchange rates at the end of fiscal 2011. As of the beginning of the third quarter of fiscal 2011, we employ our UK leaders and therefore have ceased recording any further reserves for this matter. In addition, we do not currently expect additional reserves will be required in connection with the December 2011 amended NIC claim and the February 2012 PAYE claim by HMRC, as reserves had previously been made for these amounts.

Sabatino v. Weight Watchers North America, Inc.

In September 2009, a lawsuit was filed in the Superior Court of California by one of our former leaders alleging violations of certain California wage and hour laws on behalf of herself, and, if approved by the court, other leaders and those employees who have performed the location coordinator function in California since September 17, 2005. In this matter, the plaintiff sought unpaid wages and certain other damages. In October 2009, we answered the complaint and removed the case to the U.S. District Court for the Northern District of California, or the Federal Court. In July 2010, the plaintiff filed an amended complaint adding two additional named plaintiffs for this matter. In October 2010, the parties engaged in mediation and reached an agreement in principle to settle this matter in its entirety and, accordingly, we recorded a reserve with respect to this matter of $6.5 million. In May 2011, the parties received the Federal Court's final approval of the settlement and we made payments in connection with the settlement of approximately $6.4 million in the aggregate in the second quarter of fiscal 2011.

Hanson-Kelly & Jackson v. Weight Watchers North America, Inc. and Weight Watchers International, Inc.

In January 2010, a lawsuit was filed in the U.S. District Court for the Middle District of North Carolina by two leaders alleging violations of certain federal and North Carolina wage and hour laws on behalf of themselves, and, if approved by the court, other leaders and receptionists in North Carolina since January 25, 2007. In this matter, the plaintiffs are seeking unpaid wages and certain other damages. In April 2010, we filed a Motion to Dismiss the claim for unpaid wages under the North Carolina wage and hour laws. The court has not ruled yet on this Motion. Although we disagree with the allegations that we have violated federal and North Carolina wage and hour laws and we believe we have valid defenses with respect to this matter, litigation is inherently unpredictable. At this time, we do not expect our results of operations, financial condition or cash flows to be materially adversely affected by this action in any particular period, and we have not made any provision for losses in connection with it.

Other Litigation Matters

Due to the nature of our activities, we are also, at times, subject to pending and threatened legal actions that arise out of the ordinary course of business. In the opinion of management, based in part upon advice of legal counsel, the disposition of any such matters is not expected to have a material effect on our results of operations, financial condition or cash flows. However, the results of legal actions cannot be predicted with certainty. Therefore, it is possible that our results of operations, financial condition or cash flows could be materially adversely affected in any particular period by the unfavorable resolutions of one or more legal actions.

Item 4. Mine Safety Disclosures

Not applicable.

EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY

Pursuant to General Instruction G(3) to Form 10-K, the information regarding our executive officers required by Item 401(b) of Regulation S-K is hereby included in Part I of this Annual Report on Form 10-K.

Set forth below are the names, ages as of December 31, 2011 and current positions of our executive officers and directors. Directors are elected at the annual meeting of shareholders. Executive officers are appointed by, and hold office at, the discretion of our Board of Directors.

Name	Age	Position
David P. Kirchhoff	45	President and Chief Executive Officer, Director
Ann M. Sardini	61	Chief Financial Officer
David A. Burwick	50	President, North America
Michael Basone	54	President, WeightWatchers.com and Chief Technology Officer
Melanie Stack (Stubbing)	50	President, Europe
Bruce Rosengarten	53	President, Asia Pacific
Jeffrey A. Fiarman	43	Executive Vice President, General Counsel and Secretary
Raymond Debbane(1)	56	Chairman of the Board of Directors
Philippe J. Amouyal(1)	53	Director
John F. Bard(1)(2)	70	Director
Marsha Johnson Evans(2)	64	Director
Jonas M. Fajgenbaum	39	Director
Sacha Lainovic	55	Director
Kimberly Roy Tofalli(2)	53	Director
Christopher J. Sobecki	53	Director

(1) Member of our Compensation and Benefits Committee.
(2) Member of our Audit Committee.

David P. Kirchhoff. Mr. Kirchhoff has been a director and our President and Chief Executive Officer since December 31, 2006. Mr. Kirchhoff has served and continues to serve as the Chief Executive Officer of WeightWatchers.com since rejoining WeightWatchers.com in June 2004. He also served as President of WeightWatchers.com from June 2004 until April 2008 and our Chief Operating Officer, Europe and Asia from September 2005 until December 2006. Prior to rejoining WeightWatchers.com, Mr. Kirchhoff served as Chief Financial Officer of the Enthusiast Media Group of Primedia, Inc., a print and digital content provider, from September 2003 to June 2004. Mr. Kirchhoff originally joined WeightWatchers.com in January 2000 as Senior Vice President, Strategy and Business Development, and served as Chief Financial Officer of WeightWatchers.com from January 2003 until his departure in August 2003. Prior to joining WeightWatchers.com in January 2000, he was Director of Corporate Strategy and Development for PepsiCo, Inc. Previously, Mr. Kirchhoff was a manager and consultant with The Boston Consulting Group in Washington, D.C. He holds a B.S. in Biomedical and Electrical Engineering from Duke University and an M.B.A. from the University of Chicago Graduate School of Business.

Ann M. Sardini. Ms. Sardini has served as our Chief Financial Officer since April 2002 when she joined us. Ms. Sardini has over 20 years of experience in senior financial management positions in branded media and consumer products companies. Prior to joining us, she served as Chief Financial Officer of VitaminShoppe.com, Inc. from 1999 to 2001, and from 1995 to 1999 she served as Executive Vice President and Chief Financial Officer for the Children's Television Workshop. In addition, Ms. Sardini has held finance positions at QVC, Inc., Chris Craft Industries and the National Broadcasting Company. Ms. Sardini received a B.A. from Boston College and an M.B.A. from Simmons College Graduate School of Management. Ms. Sardini is a director and Chairman of the Audit Committee of TreeHouse Foods, Inc.

David A. Burwick. Mr. Burwick has served as our President, North America since April 2010. Prior to joining us, Mr. Burwick held several increasingly significant brand development and general management positions with PepsiCo, Inc., a global food and beverage company. Most recently, Mr. Burwick served as Senior Vice President and Chief Marketing Officer of PepsiCo North America Beverages, from September 2008 to September 2009. Previous to that, Mr. Burwick served as Executive Vice President, Commercial of PepsiCo International and President of Pepsi-QTG Canada from November 2005 to August 2008. Mr. Burwick has also held several positions with Pepsi-Cola North America, including serving as Senior Vice President and Chief Marketing Officer from June 2002 until immediately prior to his move to Pepsi-QTG Canada. He received a B.A. from Middlebury College and an M.B.A from the Harvard Business School. Mr. Burwick is a director and Chairman of the Compensation Committee of The Boston Beer Company, Inc.

Michael Basone. Mr. Basone has served as our President, WeightWatchers.com and Chief Technology Officer since April 2008. Prior to that time, Mr. Basone served as the Chief Technology Officer of WeightWatchers.com, Inc. from January 2002 to April 2007 and our Executive Vice President, Global Technology and Operations, from May 2007 to March 2008. Prior to joining us, Mr. Basone was with Modem Media Inc., an interactive advertising and web site development agency, where he served as Managing Director of the Marketing Platforms Practice from April 2001 to January 2002 and Vice President, Strategic Engineering, from February 2000 to April 2001. Previously, Mr. Basone served as Executive Vice President, Chief Operating Officer and Chief Information Officer of Warrantech Corporation from 1994 to January 2000. He holds a B.S. in Management from La Salle University.

Melanie Stack (Stubbing). Ms. Stubbing has served as our President, Europe since December 2011. Prior to that time, Ms. Stubbing served as our President, International from August 2008 to December 2011 and our Senior Vice President of Operations, United Kingdom from December 2003 to July 2008. Ms. Stubbing ran the UK-based toy, game and trading card operations for Hasbro, Inc. from January 2002 to November 2003. From November 2000 to January 2002, Ms. Stubbing served as the Vice President for WeightWatchers.com. Prior to joining WeightWatchers.com, Ms. Stubbing was Managing Director, Hedstrom, U.K. from August 1998 to October 2000, and from July 1989 to July 1998 she held various marketing positions at Mattel UK Ltd., including Group Marketing Director. Ms. Stubbing is a business graduate of Manchester Metropolitan University.

Bruce Rosengarten. Mr. Rosengarten has served as our President, Asia Pacific since December 2011. Prior to joining us, from January 2009 until December 2011, Mr. Rosengarten advised and mentored senior management in various industries on strategy, business development and leadership while serving as Director of International Ideas Pty Ltd, a company he founded and which specialized in strategic consulting as well as leadership coaching. Mr. Rosengarten also authored and published a book on leadership in April 2010. Mr. Rosengarten has served and continues to serve as the President of Jewish Care (Victoria) Inc, a not-for-profit, humanitarian organization, since November 2009. Mr. Rosengarten held various senior marketing, retail management and business development positions at Shell International Petroleum Company beginning in August 1998, including most recently serving in the senior marketing role of Global Vice President Retail Marketing – Shell Downstream principally based in Singapore from January 2005 until September 2008 and prior to this role held the position Vice President Retail, Asia Pacific, Middle East from January 2001 until December 2004. Prior to joining Shell, Mr. Rosengarten held several senior retail management and business development positions with Crown Ltd, a casino operator, and the leading retailer Coles Myer Ltd. He is a graduate of Monash University in Australia, where he obtained a Bachelors degree in Economics and a Graduate Diploma in Physical Distribution Management.

Jeffrey A. Fiarman. Mr. Fiarman has served as our Executive Vice President, General Counsel and Secretary since May 2006. Prior to that time, Mr. Fiarman served as our Vice President and Associate General Counsel from July 2005 to May 2006 and as General Counsel of WeightWatchers.com since June 2000. He has also been Secretary of WeightWatchers.com since July 2000 and Senior Vice President of WeightWatchers.com since March 2002. Mr. Fiarman also held the position of Vice President, Business Development of WeightWatchers.com from June 2000 to March 2002. Prior to joining WeightWatchers.com, from September

1993 to May 2000, Mr. Fiarman was an attorney with Gibson, Dunn & Crutcher LLP in Washington, D.C. specializing in corporate and tax law. Mr. Fiarman holds a B.S. in Economics from The Wharton School of the University of Pennsylvania and a J.D. from Columbia University School of Law.

Raymond Debbane. Mr. Debbane has been the Chairman of our Board of Directors since our acquisition by Artal on September 29, 1999. Mr. Debbane is a co-founder and the Chief Executive Officer of The Invus Group, LLC. Prior to forming The Invus Group, LLC in 1985, Mr. Debbane was a manager and consultant for The Boston Consulting Group in Paris, France. He holds an M.B.A. from Stanford Graduate School of Business, an M.S. in Food Science and Technology from the University of California, Davis and a B.S. in Agricultural Sciences and Agricultural Engineering from American University of Beirut. Mr. Debbane is the Chairman of the Board of Lexicon Pharmaceuticals, Inc. and a director of Ceres, Inc. He is also a director of Artal Group S.A. and the Chairman of the Board of Directors of a number of private companies of which Artal or Invus, L.P. are shareholders.

Philippe J. Amouyal. Mr. Amouyal has been a director since November 2002. Mr. Amouyal is a Managing Director of The Invus Group, LLC, a position he has held since 1999. Previously, Mr. Amouyal was a Vice President and director of The Boston Consulting Group in Boston, MA. He holds an M.S. in Engineering and a DEA in Management from Ecole Centrale de Paris and was a Research Fellow at the Center for Policy Alternatives of the Massachusetts Institute of Technology. Mr. Amouyal is a director and member of the Compensation Committee of Lexicon Pharmaceuticals, Inc. and a number of private companies of which Artal or Invus, L.P. are shareholders.

John F. Bard. Mr. Bard has been a director since November 2002. From 1999 to 2008, Mr. Bard was a director of the Wm. Wrigley Jr. Company, where he served as Executive Vice President from 1999 to 2000, Senior Vice President from 1990 to 1999, and at the same time serving as Chief Financial Officer from 1990 until his retirement from management in 2000. He began his business career in 1963 with The Procter & Gamble Company in financial management. He subsequently was Group Vice President and Chief Financial Officer and a director of The Clorox Company and later President and a director of Tambrands, Inc., prior to joining Wrigley. Mr. Bard was previously a director of Sun-Times Media Group, Inc. He holds a B.S. in Business and Accounting from Northwestern University and an M.B.A. in Finance from the University of Cincinnati.

Marsha Johnson Evans. Ms. Evans has been a director since February 2002. Ms. Evans served as President and Chief Executive Officer of the American Red Cross, the preeminent humanitarian organization in the United States, from August 2002 to December 2005, and previously served as the National Executive Director of Girl Scouts of the U.S.A. from January 1998 to July 2002. A retired Rear Admiral in the United States Navy, Ms. Evans served as superintendent of the Naval Postgraduate School in Monterey, California from 1995 to 1998 and headed the Navy's worldwide recruiting organization from 1993 to 1995. Ms. Evans also served as the Acting Commissioner of the Ladies Professional Golf Association from July 2009 to January 2010. Ms. Evans received a B.A. from Occidental College and a Master's Degree from the Fletcher School of Law and Diplomacy at Tufts University. Ms. Evans is a director of the Estate of Lehman Brothers Holdings, Inc., Office Depot Inc. and The First Tee. She is also Chairman of the Compensation Committee of Office Depot Inc. Ms. Evans was previously a director of Huntsman Corporation.

Jonas M. Fajgenbaum. Mr. Fajgenbaum has been a director since our acquisition by Artal on September 29, 1999. Mr. Fajgenbaum is a Managing Director of The Invus Group, LLC, which he joined in 1996. Prior to joining The Invus Group, LLC, Mr. Fajgenbaum was a consultant for McKinsey & Company in New York from 1994 to 1996. He graduated with a B.S. in Economics with a concentration in Finance from The Wharton School of the University of Pennsylvania and a B.A. in Economics from the University of Pennsylvania. Mr. Fajgenbaum is a director of a number of private companies of which Artal or Invus, L.P. are shareholders.

Sacha Lainovic. Mr. Lainovic has been a director since our acquisition by Artal on September 29, 1999. Since 2007, Mr. Lainovic has been Managing Partner of Invus Financial Advisors, LLC, a New York-based investment firm, which he co-founded. From 1985 to 2006, Mr. Lainovic was Executive Vice President of The

Invus Group, LLC, which he co-founded. Prior to forming The Invus Group, LLC in 1985, Mr. Lainovic was a manager and consultant for The Boston Consulting Group in Paris, France. He holds an M.B.A. from Stanford Graduate School of Business and an M.S. in engineering from Insa de Lyon in Lyon, France.

Kimberly Roy Tofalli. Ms. Roy Tofalli has been a director since March 2008. Ms. Roy Tofalli has been the Group President of Lauren, Chaps, American Living Womenswear and Special Wholesale Projects since October 2010 for the Ralph Lauren Corporation, where she previously served as President of Lauren Brands from June 2003 to October 2010. Prior to joining the Ralph Lauren Corporation in June 2003, Ms. Roy Tofalli was the President of Ann Taylor Stores, Inc. from April 2001 to February 2003. From June 1996 to April 2001, Ms. Roy Tofalli served in various senior retail and merchandising positions at Liz Claiborne, Inc., the latest being Group President for Liz Claiborne, Inc. Prior to joining Liz Claiborne, Inc., Ms. Roy Tofalli held various merchandising positions for Associated Merchandising Corporation and Abraham & Straus. Ms. Roy Tofalli received her B.S. from Skidmore College and serves on its Board of Trustees and Alumni Board.

Christopher J. Sobecki. Mr. Sobecki has been a director since our acquisition by Artal on September 29, 1999. Mr. Sobecki, a Managing Director of The Invus Group, LLC, joined the firm in 1989. He received an M.B.A. from Harvard Business School. He also obtained a B.S. in Industrial Engineering from Purdue University. Mr. Sobecki is a director of Lexicon Pharmaceuticals, Inc. and a number of private companies of which Artal or Invus, L.P. are shareholders. Mr. Sobecki was previously a director of NitroMed Inc.

PART II

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Our common stock is listed on the NYSE. Our common stock trades on the NYSE under the symbol "WTW."

The following table sets forth, for the periods indicated, the high and low sales prices per share for our common stock as reported on the NYSE composite price history.

Fiscal 2011 (Year ended December 31, 2011)

	High	Low
First Quarter	$72.00	$36.63
Second Quarter	$86.97	$67.25
Third Quarter	$81.38	$51.28
Fourth Quarter	$77.00	$54.47

Fiscal 2010 (Year ended January 1, 2011)

	High	Low
First Quarter	$30.41	$24.39
Second Quarter	$28.72	$24.91
Third Quarter	$32.03	$24.47
Fourth Quarter	$37.89	$31.08

On October 9, 2003, our Board of Directors authorized, and we announced, a program to repurchase up to $250.0 million of our outstanding common stock. On each of June 13, 2005, May 25, 2006 and October 21, 2010, our Board of Directors authorized, and we announced, adding $250.0 million to this program. The repurchase program allows for shares to be purchased from time to time in the open market or through privately negotiated transactions. No shares will be purchased from Artal Holdings and its parents and subsidiaries under this program. The repurchase program currently has no expiration date. We repurchased no shares of our common stock during the fourth quarter of fiscal 2011. As of the end of fiscal 2011, $208.9 million remained available to purchase shares of our common stock under the repurchase program.

On February 23, 2012, we commenced the Pending Tender Offer in which we are seeking to acquire up to $720 million of our common stock at a price between $72.00 and $83.00 per share. Prior to the Pending Tender Offer, we entered into an agreement with Artal Holdings whereby Artal Holdings agreed to sell us, at the same price as determined in the Pending Tender Offer, the number of its shares of our common stock necessary to keep its current percentage ownership in us at substantially the same level after the Pending Tender Offer. Artal Holdings also agreed not to participate in the Pending Tender Offer so that it would not affect the determination of the price in the Pending Tender Offer. The Pending Tender Offer will expire at midnight, New York time, on March 22, 2012, unless we extend it. We have reserved the right to purchase up to an additional 2% of our shares outstanding without amending or extending the Pending Tender Offer. We expect to fund the purchases in the Pending Tender Offer and the Pending Share Repurchase through new borrowings under an amended and extended version of our existing credit facilities that we are currently negotiating. Shares of our common stock purchased pursuant to the Pending Tender Offer and the Pending Share Repurchase will not reduce our existing repurchase program.

Holders

The approximate number of holders of record of our common stock as of January 31, 2011 was 336. This number does not include beneficial owners of our securities held in the name of nominees.

Dividends

We have issued a quarterly cash dividend of $0.175 per share of our common stock every quarter for the past several fiscal years. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors, after taking into account our financial results, capital requirements and other factors it may deem relevant. Our Board of Directors may decide at any time to increase or decrease the amount of dividends or discontinue the payment of dividends based on these factors. The WWI Credit Facility (as defined below) also contains restrictions on our ability to pay dividends on our common stock. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Long-Term Debt" in Part II, and "Item 15. Exhibits and Financial Statement Schedules—Financial Statements—Note 6. Long-Term Debt", of this Annual Report on Form 10-K for a description of the WWI Credit Facility.

Item 6. Selected Financial Data

The following schedule sets forth our selected financial data for the last five fiscal years.

SELECTED FINANCIAL DATA
(in millions, except per share amounts)

	Fiscal 2011 (52 weeks)	Fiscal 2010 (52 weeks)	Fiscal 2009 (52 weeks)	Fiscal 2008 (53 weeks)	Fiscal 2007 (52 weeks)
Revenues, net	$1,819.2	$1,452.0	$1,398.9	$1,535.8	$1,467.2
Net income attributable to the Company	$ 304.9	$ 194.2	$ 177.3	$ 204.3	$ 201.2
Working capital (deficit)	$ (279.7)	$ (348.7)	$ (336.1)	$ (270.1)	$ (172.1)
Total assets	$1,121.6	$1,092.0	$1,087.5	$1,106.8	$1,046.2
Long-term debt	$ 926.9	$1,167.6	$1,238.0	$1,485.0	$1,602.5
Earnings per share:					
Basic	$ 4.16	$ 2.57	$ 2.30	$ 2.61	$ 2.50
Diluted	$ 4.11	$ 2.56	$ 2.30	$ 2.60	$ 2.48
Dividends declared per common share	$ 0.70	$ 0.70	$ 0.70	$ 0.70	$ 0.70

Items Affecting Comparability

Several events occurred during each of the last five fiscal years that affect the comparability of our financial statements. The nature of these events and their impact on underlying business trends are as follows:

UK VAT Matter

In the second quarter of fiscal 2008, we received an adverse ruling in the United Kingdom with respect to the imposition of UK value added tax, or VAT, on meeting fees earned in the United Kingdom. In connection with this ruling, we recorded a net charge of approximately $18.7 million pertaining to periods prior to fiscal 2008 as an offset to revenue in fiscal 2008. In fiscal 2010, we determined that there was an over-accrual of $2.0 million with respect to this matter which was reversed to revenue.

UK Self-Employment Matter

We received an adverse tax ruling in the United Kingdom that our UK leaders should have been classified as employees for UK tax purposes and, as such, we should have withheld tax from our leaders pursuant to the PAYE and NIC collection rules and remitted such amounts to HMRC. In connection with this ruling, we recorded a charge of approximately $36.7 million, of which approximately $4.2 million was with respect to fiscal

2009 and approximately $32.5 million was with respect to fiscal years 2001 through 2008, to cost of revenues in the fourth quarter of fiscal 2009. See "Item 3. Legal Proceedings—UK Self-Employment Matter" in Part I of this Annual Report on Form 10-K for further details on this matter.

Restructuring Charges

In fiscal 2009, we recorded $5.5 million of restructuring charges associated with our cost savings initiatives previously announced in the first quarter of fiscal 2009.

Consolidation/China Joint Venture

In February 2008, Weight Watchers Asia Holdings Ltd., or Weight Watchers Asia, a direct, wholly-owned subsidiary of the Company, and Danone Dairy Asia, an indirect, wholly-owned subsidiary of Groupe DANONE S.A., entered into a joint venture agreement to establish a weight management business in the People's Republic of China. Pursuant to the terms of the joint venture agreement, Weight Watchers Asia and Danone Dairy Asia owned 51% and 49%, respectively, of the joint venture entity. Because we had a direct, controlling financial interest in the China Joint Venture, we consolidated the entity from the first quarter of fiscal 2008.

In April 2011, Weight Watchers Asia entered into a share purchase agreement with Danone Dairy Asia, pursuant to which Weight Watchers Asia acquired Danone Dairy Asia's 49% minority equity interest in the China Joint Venture as of that date for consideration of $1,000. Effective April 27, 2011, the date of the acquisition of Danone Dairy Asia's minority equity interest by Weight Watchers Asia, we own 100% of the China Joint Venture and no longer account for a non-controlling interest in the China Joint Venture. The noncontrolling interest that had been reflected on our balance sheet was reclassified to retained earnings.

Long-Term Debt

On January 26, 2007, in connection with our 2007 Tender Offer and share repurchase more fully described under "Item 1. Business—History—2007 Tender Offer and Share Repurchase" in Part I of this Annual Report on Form 10-K, we increased our borrowing capacity by adding an additional tranche A facility in the amount of $700.0 million and a new tranche B facility in the amount of $500.0 million to WWI's then-existing credit facility. We utilized (a) $185.8 million of these proceeds to pay off WeightWatchers.com's then existing two credit facilities, (b) $461.6 million to repurchase approximately 8.5 million of our shares in the 2007 Tender Offer and (c) $567.6 million to repurchase approximately 10.5 million of our shares from Artal. In connection with the early extinguishment of the WeightWatchers.com credit facilities, we recorded a charge of $3.0 million in the first quarter of 2007 relating to the write-off of the deferred financing costs associated with the credit facilities.

On June 26, 2009, we amended the WWI Credit Facility (defined hereafter) to allow us to make loan modification offers to all lenders of any tranche of term loans or revolving loans to extend the maturity date of such loans and/or reduce or eliminate the scheduled amortization. Any such loan modifications would be effective only with respect to such tranche of term loans or revolving loans and only with respect to those lenders that accept our offer. Loan modification offers may be accompanied by increased pricing and/or fees payable to accepting lenders. This amendment also provides for up to an additional $200.0 million of incremental term loan financing through the creation of a new tranche of term loans, provided that the aggregate principal amount of such new term loans cannot exceed the amount then outstanding under our existing revolving credit facility. In addition, the proceeds from such new tranche of term loans must be used solely to repay certain outstanding revolving loans and to reduce the commitments of certain revolving lenders. In connection with this amendment, we incurred fees of approximately $4.1 million during fiscal 2009.

On April 8, 2010, we amended the WWI Credit Facility pursuant to a loan modification offer to all lenders of all tranches of term loans and revolving loans to, among other things, extend the maturity date of such loans. In connection with this amendment, certain lenders converted a total of $454.5 million of their outstanding term loans under the Term A Loan ($151.8 million) and Additional Term A Loan ($302.7 million) into term loans under the new Term C Loan due 2015 (or 2013, upon the occurrence of certain events described in the WWI Credit Facility agreement), and a total of $241.9 million of their outstanding term loans under the Term B Loan into term loans under the new Term D Loan due 2016 (each as defined hereafter). In addition, certain lenders converted a total of $332.6 million of their outstanding Revolver I commitments into commitments under the new Revolver II which terminates in 2014 (or 2013, upon the occurrence of certain events described in the WWI Credit Facility agreement) (each as defined hereafter), including a proportionate amount of their outstanding Revolver I loans into Revolver II loans. Following these conversions of a total of $1,029.0 million of loans and commitments, at April 8, 2010, we had the same amount of debt outstanding under the WWI Credit Facility and amount of availability under the Revolver (as defined hereafter) as we had immediately prior to such conversions. In connection, with this loan modification offer, we incurred fees of approximately $11.5 million during the second quarter of fiscal 2010.

For additional details on the WWI Credit Facility, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Long-Term Debt" in Part II of this Annual Report on Form 10-K.

Working Capital

The changes in the working capital deficit are primarily the result of year-over-year increases related to payables in connection with operations, deferred revenue in connection with our business performance, the shift in timing of tax payments and accruals related to our litigation matters, which are offset by year-over-year decreases in the accrual for the UK adverse tax ruling related to the UK VAT matter and in the current portion of debt obligations.

Franchise Acquisitions

The following are our key acquisitions since December 31, 2006:

Acquisitions of Palm Beach, Wichita and Syracuse. On January 31, 2008, we acquired substantially all of the assets of our Palm Beach, Florida franchisee for a net purchase price of approximately $12.9 million. On June 13, 2008, we acquired substantially all of the assets of our Wichita, Kansas franchisee for a net purchase price of approximately $5.7 million. On June 19, 2008, we acquired substantially all of the assets of two of our franchisees, Weight Watchers of Syracuse, Inc. and Dieters of the Southern Tier, Inc., for a combined net purchase price of approximately $20.9 million. These acquisitions were financed through cash from operations. These acquisitions have been accounted for as purchases and earnings have been included in our consolidated operating results since their respective dates of acquisition.

Acquisition of British Columbia. On June 3, 2007, we acquired substantially all of the assets of our British Columbia franchisee for a net purchase price of approximately $15.8 million, which was financed through cash from operations. This acquisition has been accounted for as a purchase and earnings have been included in our consolidated operating results since the date of acquisition.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion in conjunction with the "Selected Financial Data" included in Item 6 of this Annual Report on Form 10-K and our consolidated financial statements and related notes included in Item 15 of this Annual Report on Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements discussed in "Cautionary Notice Regarding Forward-Looking Statements" and elsewhere in this Annual Report on Form 10-K should be read as applying to all forward-looking statements wherever they appear in this Annual Report on Form 10-K. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to these differences include, without limitation, those discussed in "Risk Factors" included in Item 1A of this Annual Report on Form 10-K.

Overview

We are a leading, global-branded consumer company and the world's leading provider of weight management services, operating globally through a network of Company-owned and franchise operations. With almost five decades of weight management experience, expertise and know-how, we have established Weight Watchers as one of the most recognized and trusted brand names among weight-conscious consumers. In 2011, consumers spent almost $5 billion on Weight Watchers branded products and services, including meetings conducted by us and our franchisees, products sold at meetings, Internet subscription products sold by WeightWatchers.com, licensed products sold in retail channels and magazine subscriptions and other publications.

We derive our revenues principally from:

- *Meeting fees.* Members pay us fees to attend our weekly meetings.
- *In-meeting product sales.* We sell a range of products that complement our weight management plans, such as bars, snacks, cookbooks, food and restaurant guides with ***PointsPlus*** values, Weight Watchers magazines and ***PointsPlus*** calculators, to members in our meetings.
- *Internet revenues.* We generate revenue from our Internet subscription products and from the sale of third party Internet advertising.
- *Licensing, franchise royalties and other.* We license the Weight Watchers brand and our other intellectual property for certain foods and other relevant consumer products. We also endorse carefully selected branded consumer products. In addition, our franchisees typically pay us a royalty fee of 10% of their meeting fee revenues as well as purchase products for sale in their meetings. We also generate revenues from subscriptions for our magazines and third-party advertising in our publications.

We currently have two operating segments: Weight Watchers International and WeightWatchers.com. All sources of revenue, other than Internet revenues, are included in our Weight Watchers International operating segment. Revenues from our Weight Watchers International operating segment comprised 77.8% of our total revenues in fiscal 2011, 83.4% of our total revenues in fiscal 2010, and 85.9% of our total revenues in fiscal 2009. Revenues from our WeightWatchers.com operating segment contributed 22.2% of our total revenues in 2011, 16.6% of our total revenues in 2010, and 14.1% of our total revenues in fiscal 2009.

The following table sets forth our revenues by category for the past five fiscal years.

Revenue Sources
(in millions)

	Fiscal 2011 (52 weeks)	Fiscal 2010 (52 weeks)	Fiscal 2009 (52 weeks)	Fiscal 2008 (53 weeks)	Fiscal 2007 (52 weeks)
Meetings fees	$ 990.3	$ 819.6	$ 817.5	$ 908.1	$ 880.7
In-meeting product sales	281.8	260.5	251.3	285.6	281.1
Internet revenues	399.5	238.8	196.0	185.8	151.6
Licensing, franchise royalties and other	147.6	133.1	134.1	156.3	153.8
Total	$1,819.2	$1,452.0	$1,398.9	$1,535.8	$1,467.2

From fiscal 2007 through fiscal 2011, our revenues increased at a compound annual growth rate of 5.5%, principally due to paid weeks growth in both our meetings and WeightWatchers.com businesses:

- *Meeting fees.* From fiscal 2007 through fiscal 2011, meeting fees grew at a compound annual growth rate of 3.0% led by our NACO operations. This increase was driven by growth in our meeting paid weeks, which grew on a global basis at a compound annual growth rate of 5.5%. The decline in meeting fees from 2008 to 2009 primarily reflects the impact of the global recession on our ability to enroll new members. Beginning in NACO in the second quarter of fiscal 2010, year-over-year growth in recruitment trends, driven by strong new marketing and further fueled by the soft launch of ***ProPoints*** in our English-speaking markets, drove global meeting fees in the fourth quarter of fiscal 2010 to once again increase versus the comparable prior year period. In fiscal 2011, we saw a larger than typical number of new members, who had never previously been Weight Watchers customers, coming into the brand. The momentum of the new program launches in our English-speaking markets accelerated our recruitment trends in the first quarter of fiscal 2011, and, supported by strong marketing and public relations, resulted in global meeting fees that increased in every quarter of fiscal 2011 as compared to the prior year period.

- *In-meeting product sales.* Global product sales were essentially flat, up 0.1% on a compound annual growth rate from fiscal 2007 through fiscal 2011. While the average product sales per attendee in our meetings business grew from $4.48 to $4.94 during that period as the result of successful new product and program launches, a compound annual growth rate of 2.5%, we experienced a decline in the number of members attending meetings.

- *WeightWatchers.com.* From fiscal 2007 through fiscal 2011, our Internet revenues grew at a compound annual growth rate of 27.4%. The increase was primarily due to growth in the number of WeightWatchers.com end of period active Online subscribers which grew by over 1 million from 583,900 at the end of fiscal 2007 to 1,586,000 at the end of fiscal 2011. This increase in Online subscribers drove growth in our Online paid weeks, which grew 30.2% on a compounded annual growth rate. This increase in Online subscribers and paid weeks, which accelerated in fiscal 2011, was driven primarily by continued strong marketing campaigns which began in the second quarter of fiscal 2010 in the United States and the United Kingdom, and further benefited from the new program launches at the end of fiscal 2010. In addition, sign-ups grew in Continental Europe from fiscal 2007 through fiscal 2011 primarily due to new launches in several of our markets.

- *Licensing revenues.* Licensing revenues grew modestly at a compound annual growth rate of 0.6% from fiscal 2007 through fiscal 2011. Despite our increased focus on expanding the number of Weight Watchers branded and endorsed products worldwide, this revenue category was and remains negatively impacted by the global recession.

Metrics and Business Trends

Performance Indicators and Market Trends

Our management reviews and analyzes several key performance indicators in order to manage our business and assess the quality and potential variability of our cash flows and earnings. These key performance indicators include:

- net revenues, which are an indicator of our overall business growth;
- paid weeks and attendance metrics;
- lecture income per paid week and in-meeting product sales per attendee;
- the number of Weight Watchers Online subscribers; and
- operating expenses as a percentage of revenue, which is an indicator of the efficiency of our business and our ability to manage our business to budget.

We believe that our revenues and profitability can be sensitive to major trends in the weight management industry. In particular, we believe that our business could be adversely impacted by:

- the temporary emergence of fad diets;
- a decrease in the effectiveness of our marketing and advertising programs;
- a failure to develop innovative new services and products;
- the development of more favorably perceived or more effective weight management methods, including pharmaceuticals;
- an impairment of the Weight Watchers brand and our other intellectual property;
- a failure of our technology or systems to perform as designed; and
- a downturn in general economic conditions or consumer confidence.

Global Operations

The following tables set forth our paid weeks and meeting attendance by geography for the past five fiscal years:

	Paid Weeks in Company-Owned Operations (in millions)				
	Fiscal 2011 (52 weeks)	Fiscal 2010 (52 weeks)	Fiscal 2009 (52 weeks)	Fiscal 2008 (53 weeks)	Fiscal 2007 (52 weeks)
North America	69.9	55.3	55.8	61.0	58.4
United Kingdom	19.1	16.1	16.2	15.0	12.8
Continental Europe	12.2	13.6	12.7	12.5	10.7
Other International	3.6	2.9	2.9	2.8	2.7
Total Meeting Paid Weeks	104.8	87.9	87.6	91.3	84.6
Online paid weeks	89.1	52.5	42.7	38.9	31.0
Total Paid Weeks	193.9	140.4	130.3	130.2	115.6

	Meeting Attendance in Company-Owned Operations (in millions)				
	Fiscal 2011	Fiscal 2010	Fiscal 2009	Fiscal 2008	Fiscal 2007
	(52 weeks)	(52 weeks)	(52 weeks)	(53 weeks)	(52 weeks)
North America	36.0	30.3	32.1	36.5	38.1
United Kingdom	11.6	10.2	11.4	11.6	11.9
Continental Europe	7.2	8.5	8.6	9.8	10.2
Other International	2.2	2.0	2.2	2.1	2.5
Total	57.0	51.0	54.3	60.0	62.7

The "paid week" metric reports total paid weeks by our customers in Company-owned operations for a given period. For meetings, paid weeks is the sum of total paid commitment plan weeks (e.g., Monthly Pass weeks) and total pay-as-you-go weeks for a given period. Before the launch of our commitment plans in the meetings business, our members were largely on a pay-as-you-go basis, and accordingly, growth in meeting attendance essentially approximated growth in meeting paid weeks. However, as of fiscal 2011, approximately 80% of meeting paid weeks was attributable to commitment plans and therefore attendance and paid weeks are no longer directly correlated. For Weight Watchers Online, paid weeks is the total paid Weight Watchers Online subscriber weeks for a given period.

As shown in the table above, our worldwide meeting paid weeks grew from 84.6 million in fiscal 2007 to 104.8 million in fiscal 2011, an increase of 24.0%, or 5.5% on a compound annual growth rate basis. The difference between meeting paid weeks and attendance widened year-over-year primarily due to growth in new Monthly Pass subscribers as Monthly Pass penetration expanded globally. In NACO, where Monthly Pass is highly penetrated, fiscal 2011 meeting paid weeks of 69.9 million exceeded meeting attendance of 36.0 million by 94.0%. Weight Watchers Online paid weeks grew at a compound annual growth rate of 30.2% from 2007 to 2011, increasing from 31.0 million to 89.1 million.

As shown in the table above, our worldwide annual meeting attendance in our Company-owned operations has declined from 62.7 million for fiscal 2007 to 57.0 million for fiscal 2011, a decline of 2.3% on a compound annual growth rate basis. Our worldwide average meeting revenue per attendee, however, has increased over the same period, largely as a result of Monthly Pass' growing penetration in NACO and other markets and growth in product sales per attendee.

North America Meeting Metrics and Business Trends

NACO meeting paid weeks grew by 4.5% from 2007 to 2008, as a result of the increased penetration of Monthly Pass, first introduced into the North American meetings business in the fall of 2006. Attendance over the same period declined by 4.3% because not all members who purchase Monthly Pass attend all the meetings for which they have paid.

In 2008 and 2009, the weak economy in the United States had a significant impact on our meetings business. In fiscal 2008, we were able to maintain growth in paid weeks, which increased 4.5% over the prior year, largely as a result of increased Monthly Pass penetration, but in fiscal 2009, paid weeks declined by 8.4% versus fiscal 2008. Meeting attendance, however, declined in fiscal 2008 over the prior year by 4.3% (6.2% excluding the impact of franchise acquisitions), and declined by a further 11.8% in fiscal 2009 over the prior year. The economic recession, coupled with reduced credit availability, adversely impacted consumer spending. We saw the impact most acutely in enrollments, particularly of new members who had never been to Weight Watchers. In addition to the economic factors affecting these two years, the lack of a meaningful program innovation in NACO for several years contributed to the decline in the NACO meetings business.

For the full year fiscal 2010, NACO meeting paid weeks declined 1.0% and attendance declined 5.7% versus the prior year as a result of performance weakness in the early part of the year. First quarter meeting paid weeks declined 8.0%, and attendance was down 16.0%, compared to first quarter of fiscal 2009. The performance weakness was the result of a marketing campaign that was ineffective at recruiting customers, coupled with the impact of very poor weather conditions in the quarter which resulted in some meeting closures and low attendance in the remaining meetings in weather-affected areas. In the spring of fiscal 2010, NACO launched a new marketing strategy and campaign focused on member experience, featuring Jennifer Hudson as its new spokesperson. With this change, business performance began an improvement trend in the second quarter of fiscal 2010 that continued through the rest of the year.

In addition, NACO initiated other growth strategies during fiscal 2010, including revamping the retail structure in select markets, with a focus on a new look and feel for the meeting centers, and consolidating meetings toward stronger locations and better performing leaders. These new strategies coupled with the launch of the ***PointsPlus*** program in late November resulted in a positive end to fiscal 2010, with solid growth in the fourth quarter in both paid weeks and attendance, up 4.2% and 6.8%, respectively, versus the fourth quarter of 2009.

For the full year fiscal 2011, NACO paid weeks increased 26.4% and attendances increased 18.8% versus the prior year. The growth we experienced in fiscal 2010 resulted in an increase in our customer base such that we entered fiscal 2011 with more active members than at the beginning of fiscal 2010. Driven by the momentum of the new program launch and supported by strong marketing and public relations activities, recruitment trends in the first quarter of fiscal 2011 further improved upon the positive trend we experienced in fiscal 2010 and were successful at driving new and existing members into the brand. As a result, first quarter 2011 paid weeks increased 32.6% and attendances increased 33.1% as compared to the prior year period, which had been negatively impacted by ineffective marketing and poor weather conditions. The growth trend in fiscal 2011 continued strong through the remainder of the year as compared to the prior year period, albeit at a slightly slower pace, as we began to cycle against the highly successful marketing campaign in the second quarter of fiscal 2010 and the soft launch of our new program innovation in the fourth quarter of fiscal 2010. For the second, third and fourth quarters of fiscal 2011, paid weeks increased 31.9%, 25.9% and 15.0% and attendances increased 19.8%, 13.6% and 5.5%, respectively, as compared to the prior year periods.

United Kingdom Meeting Metrics and Business Trends

In the United Kingdom, Monthly Pass was introduced in the third quarter of fiscal 2007, resulting in paid weeks growth of 9.7% in fiscal 2007 to 12.8 million from 11.6 million in fiscal 2006, while attendance grew modestly in 2007, up 1.9% versus the prior year.

In fiscal 2008, paid weeks grew 17.4% versus the prior year, on the strength of increasing Monthly Pass penetration. Although the United Kingdom launched a new program in January 2008, full year meeting attendance declined 2.4% versus the prior year. The UK market responded positively to its new program, but like the North American market, the United Kingdom experienced a worsening economy over the course of the year which negatively impacted meeting enrollment and attendance. Economic conditions worsened in 2009, although effective marketing and promotional activity helped mitigate the negative trend. As a result, paid weeks continued to improve, up 8.1% in fiscal 2009 as compared to the prior year, reflecting increased penetration of Monthly Pass in that market, and attendance declined slightly, down 1.5% versus the prior year.

In fiscal 2010, paid weeks growth decelerated, bringing paid weeks nearly on par with the prior year, down 0.4% and meeting attendance in the United Kingdom was weak, declining 10.5% compared to fiscal 2009. As with NACO, first quarter 2010 UK volumes were significantly impacted by weather and cycling against a program innovation in the prior year. Absent a new marketing campaign in the spring to draw enrollments, the United Kingdom continued to experience steep declines in attendance in 2010 versus the prior year, down 8.5% in the second quarter and 9.4% in the third quarter. The United Kingdom launched its new program, ***ProPoints,*** in early November 2010, and saw attendance growth as a result of the launch. However, because of a decision to significantly limit marketing in the fall campaign prior to the new program launch and as result of bad weather during the program launch period, fourth quarter 2010 attendances were down 11.3% versus the fourth quarter of fiscal 2009.

In fiscal 2011, paid weeks grew 18.3% versus the prior year, benefiting from enrollment growth concurrent with the launch of ***ProPoints*** late in fiscal 2010 and early fiscal 2011 and an increase in Monthly Pass penetration. As with NACO, this growth in recruitment resulted in a larger customer base and as a result, attendances also grew, up 13.7% versus the prior year period, as the new program drove members, both new and returning, into our meeting rooms. For all four quarters of fiscal 2011, paid weeks grew as compared to the comparable prior year period, up 21.9%, 16.1%, 18.1% and 17.1% and attendances grew 22.2%, 8.5% (impacted by the Royal Wedding and Easter timing), 10.1% and 13.0%, respectively, as compared to the prior year periods.

Continental Europe Meeting Metrics and Business Trends

In 2007, meeting attendance declined by 8.5% versus the prior year, and we began the process of strengthening the local management teams in our Continental European markets. We saw some improvement in the negative attendance trend in 2008, with attendance down 4.1% versus the prior year. Prior to the launch of Monthly Pass, attendance performance had more closely approximated the declines in meeting paid weeks. With the introduction of Monthly Pass into Continental Europe, beginning with Germany in the third quarter of fiscal 2007 and then moving into France in April 2008, paid weeks began to outpace attendances. Monthly Pass drove an overall 16.5% increase in paid weeks for fiscal 2008 in Continental Europe versus the prior year.

In fiscal 2009, most of our Continental European markets were deeply affected by the difficult recessionary conditions. While Continental Europe experienced paid weeks growth of 1.6% versus the prior year as the market continued to benefit from increased Monthly Pass penetration, meeting attendance declined 11.8% versus the prior year. During fiscal 2009, we took the step of re-evaluating the meeting base in a number of countries, including Germany, closing weaker meetings and building on stronger meetings for a better meeting experience for our members. This initiative resulted in better compensation for our service providers and higher gross margins, and created a stronger foundation from which to grow. In addition, during fiscal 2009, the management teams in Continental Europe prepared for the launch of a major new innovative program, ***ProPoints***, which launched in the fourth quarter of fiscal 2009.

For fiscal 2010, meeting paid weeks, benefiting from enrollment growth early in the year and an increase in Monthly Pass penetration, grew 6.9% versus the prior year, while attendance in Continental Europe declined 1.6% versus the prior year. In the first half of fiscal 2010, the Continental European market experienced meeting attendance growth as a result of the ***ProPoints*** program, which drove an influx of returning members to our meetings who were attracted by the new program. The marketing of this new program, however, was not successful in capturing the attention of new members and, as a result, meeting attendance began to decline in the third quarter of fiscal 2010.

Entering fiscal 2011, Continental European performance continued its downward trend, with meeting paid weeks down 9.8% versus the prior year and attendances down 15.4% versus the prior year. In the first half of fiscal 2011, meeting paid weeks declined by 13.1% and attendance declined by 18.9% versus the prior year period, as the business lapped its program launch in the prior year. Promotional strategies in the first quarter of fiscal 2011 resulted in an increase in Monthly Pass penetration in some Continental European markets, which accounted for a smaller decline in meeting paid weeks versus attendance. While still negative versus the prior year period, the trend began to improve in the third quarter of fiscal 2011 with paid weeks down 6.0% and attendances down 15.1%. In the fourth quarter of fiscal 2011, Continental Europe soft launched its updated version of ***ProPoints*** in December, resulting in a less negative performance with paid weeks down 4.9% and attendances down 4.3% versus the prior year period.

WeightWatchers.com

The continued success of WeightWatchers.com resulted in the Internet business growing at a compound annual growth rate of 27.4% in fiscal 2011. This growth was driven by growth in Online paid weeks from 31.0 million in fiscal 2007 to 89.1 million in fiscal 2011, a compound average growth rate of over 30%. End of period active Online subscribers totaled over 1.6 million at December 31, 2011. This success resulted from a combination of new subscribers in the United States and the United Kingdom and launches of WeightWatchers.com subscription products in new markets globally. Currently, Weight Watchers Online has a presence in the United States, Canada, United Kingdom, Germany, France, Netherlands, Sweden, Belgium, Spain, Australia and China. WeightWatchers.com has also continued its product development efforts with the launch of an iPhone® application in September of 2009, the launch of the Android™ application in April 2011 and the launch of an iPad® application in late 2010. During fiscal 2011, we launched the iPhone® and iPad® applications in the United Kingdom, Australia and Canada. In addition, in December 2011 we launched, in the United States, a Barcode Scanner application for the iPhone® and Android™ platforms that allows subscribers to use their smart phones to quickly determine the ***PointsPlus*** values for any branded product in the grocery store.

In addition to generating revenues from its subscription based offerings, WeightWatchers.com also provides a means for companies to advertise on our website. This advertising revenue increased at a compound annual growth rate of 20.7% from fiscal 2007 through fiscal 2011.

Gross Margin

The Company has maintained an annual gross margin of 50% or more since fiscal 2001. In the period from fiscal 2007 through fiscal 2011, our gross margin ranged from a high of 57.6% in 2011 to a low of 54.4% in 2010. Our meetings staff is usually paid on a commission basis and space is rented as needed in most instances. When it becomes more cost effective to do so, in various geographies (particularly North America), we rent centers at reasonable rates with relatively short lease terms. Moreover, we adjust the number of meetings according to demand, including as a result of seasonal fluctuations. This variable cost structure has enabled us to maintain high margins even as we have experienced a decline in the number of attendances per meeting. When attendances per meeting grow, our gross margins typically improve. Conversely, as WeightWatchers.com continues to grow, we expect margins to continue to expand in this business as WeightWatchers.com is primarily a fixed cost business.

Operating Margin

In the period from fiscal 2007 through fiscal 2011, the Company consistently generated operating income margins of 26% to 30%, with a high of 30% in fiscal 2011 and a low of 26% in fiscal 2009. We maintained strong operating income margins in fiscal 2007 of 30%, even while making significant investments in strengthening our management teams, particularly in North America and Continental Europe, increasing our investments in marketing and information technology, and, beginning in fiscal 2006, expensing stock-based compensation. In fiscal 2008, the Company had an operating income margin of 28%, including the significant impact of the charge associated with an adverse UK VAT ruling received in that year, along with the start-up costs of our China Joint Venture. In fiscal 2009, the operating income margin of the Company dropped to 26%, primarily due to a decline in gross margin and a charge associated with an adverse UK tax ruling relating to the self-employment status of our UK leaders. In fiscal 2010, the operating income margin of the Company was 27%, including significant investment for the preparation and launch of the ***PointsPlus*** program in the United States and Canada and ***ProPoints*** program in the United Kingdom and Australia, increased marketing for our WeightWatchers.com business, and a charge associated with the settlement of a California labor litigation. In fiscal 2011, the operating income margin of the Company was 30%, the highest in five years. This was despite the increased marketing in WeightWatchers.com stemming from the initiative focused on building awareness and relevance of the Weight Watchers brand with the male demographic, as well as expenses in support of growth initiatives, including technology for the development of our mobile platforms and additions to staff in support of business development. These higher expenses were more than offset by the efficiencies we gained from higher average attendance in our meetings and the impact of the higher margin WeightWatchers.com business becoming a larger component of our revenue mix.

Franchise Acquisitions

From time to time, we repurchase franchise territories. Since the beginning of fiscal 2001, we have acquired 19 franchise operations for a total net purchase price of approximately $681.3 million. These acquisitions are typically accretive to our earnings per share. There have been no key franchise acquisitions since fiscal 2008. For fiscal 2011, the attendance of our remaining franchise operations accounted for less than 17% of total worldwide attendance at Weight Watchers meetings.

Non-GAAP Financial Measures

To supplement our consolidated results presented in accordance with accounting principles generally accepted in the United States, or GAAP, we have disclosed non-GAAP measures of operating results that exclude or adjust certain items. Net revenues, cost of revenues, gross profit and gross margin, operating income and operating income margin, effective tax rate, including components thereof, are discussed in this Annual Report on Form 10-K both as reported (on a GAAP basis) and as adjusted (on a non-GAAP basis) to exclude from fiscal 2010 the revenue benefit of a partial accrual reversal of a charge originally recorded in the second quarter of fiscal 2008 in connection with the previously disclosed adverse UK VAT ruling; and to adjust the fiscal 2009 results for both the impact of the adverse UK tax ruling relating to the self-employment status of our UK leaders and the impact of restructuring charges associated with our previously disclosed cost savings initiatives. See "Item 3. Legal Proceedings–UK Self-Employment Matter" in Part I of this Annual Report on Form 10-K for further details on the UK self-employment ruling. We generally refer to such non-GAAP measures as excluding or adjusting for the impact of the accrual reversal, these rulings and/or these restructuring charges. Our management believes these non-GAAP financial measures provide supplemental information to investors regarding the performance of our business and are useful for period-over-period comparisons of the performance of our business. While we believe that these financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant to be considered in isolation or as a substitute for the related financial information prepared in accordance with GAAP. In addition, these non-GAAP financial measures may not be the same as similarly entitled measures reported by other companies.

Use of Constant Currency

As exchange rates are an important factor in understanding period-to-period comparisons, we believe the presentation of results on a constant currency basis in addition to reported results helps improve investors' ability to understand our operating results and evaluate our performance in comparison to prior periods. Constant currency information compares results between periods as if exchange rates had remained constant period-over-period. We use results on a constant currency basis as one measure to evaluate our performance. In this Annual Report on Form 10-K, we calculate constant currency by calculating current-year results using prior-year foreign currency exchange rates. We generally refer to such amounts calculated on a constant currency basis as excluding or adjusting for the impact of foreign currency. These results should be considered in addition to, not as a substitute for, results reported in accordance with GAAP. Results on a constant currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not measures of performance presented in accordance with GAAP.

Critical Accounting Policies

"Management's Discussion and Analysis of Financial Condition and Results of Operations" is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to inventories, the impairment analysis for goodwill and other indefinite-lived intangible assets, share-based compensation, income taxes, tax contingencies and litigation. We base our estimates on historical experience and on various other factors and assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

We believe the following accounting policies are most important to the portrayal of our financial condition and results of operations and require our most significant judgments and estimates.

Revenue Recognition

WWI earns revenue by conducting meetings, selling products in its meetings and to its franchisees, collecting commissions from franchisees, collecting royalties related to licensing agreements and selling advertising space in and copies of its magazines. We charge non-refundable registration fees in exchange for an introductory information session and materials we provide to new members in our meetings business. Revenue from these registration fees is recognized when the service and products are provided, which is generally at the same time payment is received from the customer. Revenue from meeting fees, product sales, commissions and royalties is recognized when services are rendered, products are shipped to customers and title and risk of loss pass to the customers, and commissions and royalties are earned. Advertising revenue is recognized when advertisements are published. Revenue from magazine sales is recognized when the magazine is sent to the customer. Deferred revenue, consisting of prepaid meeting fees, such as Monthly Pass, and magazine subscription revenue, is amortized into revenue over the period earned. Discounts to customers, including free registration offers, are recorded as a deduction from gross revenue in the period such revenue was recognized.

WeightWatchers.com primarily generates revenue from monthly Internet product subscriptions. Subscription fee revenues are recognized over the period that products are provided. One time sign up fees are deferred and recognized over the expected customer relationship period. Subscription fee revenues that are paid in advance are deferred and recognized on a straight-line basis over the subscription period.

We grant refunds in aggregate amounts that historically have not been material. Because the period of payment of the refund generally approximates the period revenue was originally recognized, refunds are recorded as a reduction of revenue when paid.

Goodwill and Other Indefinite-lived Intangible Assets

Finite-lived intangible assets are amortized using the straight-line method over their estimated useful lives of 3 to 20 years. We review goodwill and other indefinite-lived intangible assets, including franchise rights acquired, for potential impairment on at least an annual basis or more often if events so require. We performed fair value impairment testing as of the end of fiscal 2011 and fiscal 2010 on our goodwill and other indefinite-lived intangible assets and determined that the carrying amounts of these assets did not exceed their respective fair values, and therefore, no impairment existed. When determining fair value, we utilize various assumptions, including projections of future cash flows, growth rates and discount rates. A change in these underlying assumptions will cause a change in the results of the tests and, as such, could cause fair value to be less than the carrying amounts. In the event such a decrease occurred, we would be required to record a corresponding charge, which would impact earnings. We would also be required to reduce the carrying amounts of the related assets on our balance sheet. We continue to evaluate these estimates and assumptions and believe that these assumptions are appropriate.

In performing the impairment analysis for franchise rights acquired, the fair value for our franchise rights acquired is estimated using a discounted cash flow approach. This approach involves projecting future cash flows attributable to the franchise rights acquired and discounting those estimated cash flows using an appropriate discount rate. The estimated fair value is then compared to the carrying value of the unit of accounting for those franchise rights. In determining the appropriate unit of accounting, we have concluded that the unit of accounting for each franchise right acquired is the country corresponding to the acquired franchise territory. The carrying values of these franchise rights acquired in the United States, Canada, United Kingdom, Australia/New Zealand and other countries at December 31, 2011 were $656.6 million, $70.7 million, $16.6 million, $15.2 million and $4.9 million, respectively, totaling $764.0 million.

We estimate future cash flows for each unit of accounting by utilizing the historical cash flows attributable to the rights in that country and then applying a growth rate using a blend of the historical operating income growth rates for such country and expected future operating income growth rates for such country. We utilize operating income as the basis for measuring our potential growth because we believe it is the best indicator of the performance of our business. For fiscal 2011, the blended growth rates used in our discounted cash flow analysis ranged from approximately 3% to approximately 20%. For fiscal 2010, the blended growth rates used in our discounted cash flow analysis ranged from approximately 5% to approximately 26%. We then discount the estimated future cash flows utilizing a discount rate. The discount rate is calculated using the average cost of capital, which includes the cost of equity and the cost of debt. The cost of equity is determined by combining a risk-free rate of return and a market risk premium. The risk-free rate of return is generally determined based on the average rate of long-term Treasury securities. The market risk premium is generally determined by reviewing external market data. When appropriate, we further adjust the resulting combined rate to account for certain entity-specific factors such as maturity of the market in order to determine the utilized discount rate. The cost of debt is our average borrowing rate for the period. The discount rates used in our fiscal 2011 year-end impairment test and our fiscal 2010 year-end impairment test averaged approximately 11.3% and 10.5%, respectively.

At the end of fiscal 2011, we estimated that approximately 90% of the carrying value of our franchise rights acquired had a fair value of at least three times their respective carrying amounts. In the United States, the region which held approximately 86% of the franchise rights acquired, the aggregate fair value of our franchise rights acquired was approximately three times the aggregate carrying value. Given that there is a significant difference between the fair value and carrying value of our franchise rights acquired, we believe there are currently no reasonably likely changes in assumptions that would cause an impairment.

Derivative Instruments and Hedging

We enter into interest rate swaps to hedge a substantial portion of our variable rate debt. We record all derivative financial instruments on the consolidated balance sheet at fair value as either assets or liabilities. Fair value adjustments for qualifying derivative instruments are recorded as a component of other comprehensive income and will be included in earnings in the periods in which earnings are affected by the hedged item.

Income Taxes

Deferred income taxes result primarily from temporary differences between financial and tax reporting. If it is more likely than not that some portion of a deferred tax asset will not be realized, a valuation allowance is recognized. We consider historic levels of income, estimates of future taxable income and feasible tax planning strategies in assessing the need for a tax valuation allowance.

Capitalized Software Development

We capitalize certain software costs incurred in connection with developing or obtaining software for internal use. These costs are amortized over a period of three to five years, the estimated useful life of the software. We periodically evaluate for impairment capitalized software development costs by considering, among other factors, whether the software is still expected to provide substantive service potential, and whether a significant change is being made or will be made to the software.

Share-Based Compensation

The fair value of restricted stock units and vested shares of restricted stock is determined by the market price of our common stock on the date of grant. The fair value of option awards is estimated on the date of grant using the Black-Scholes option pricing model, which requires estimates of the expected term of the option, the expected volatility of the Company's stock price, the risk-free interest rate and the expected dividend yield. We recognize expense for all share-based awards based on the fair value of the number of awards we estimate will fully vest. A change in these underlying assumptions will cause a change in the estimated fair value of share-based awards and the underlying expense recorded. We continue to evaluate these estimates and assumptions and believe that these assumptions are appropriate.

RESULTS OF OPERATIONS FOR FISCAL 2011 (52 weeks) COMPARED TO FISCAL 2010 (52 weeks)

OVERVIEW

Since the second quarter of fiscal 2010, the Company has experienced sustained growth in revenue, volumes, and profitability in each quarter as compared to the prior year periods. The growth trend began with a successful change in marketing strategy in both the meetings business and WeightWatchers.com in North America in the second quarter of fiscal 2010, and accelerated throughout the remainder of fiscal 2010 fueled by the soft launch of a new program platform in North America and the United Kingdom at the end of fiscal 2010. Accordingly, by the end of fiscal 2010, our customer base had grown by more than 20% since the beginning of fiscal 2010.

In January 2011, we began marketing campaigns for our new program launches which accelerated period-over-period volume growth in the North American and UK meetings and WeightWatchers.com businesses to historically high levels in the first quarter of fiscal 2011. As a result, on a consolidated Company basis, revenues and volumes grew in all four quarters of fiscal 2011 as compared to the prior year periods. For the full year of fiscal 2011, revenues increased 25.3% and paid weeks increased 38.1% versus the prior year. Our gross margin for fiscal 2011 improved to 57.6%, up from 54.4% in fiscal 2010.

The table below shows our consolidated statements of income for fiscal 2011 versus fiscal 2010 on both a reported basis and an adjusted basis. Results for fiscal 2010 are adjusted to exclude the $2.0 million benefit to revenue of an over-accrual related to the previously disclosed adverse UK VAT tax ruling in the second quarter of fiscal 2008. See "Non-GAAP Financial Measures" above.

Statements of Income as Reported and Adjusted

	(In millions, except per share amounts)			
	Fiscal 2011	Fiscal 2010	Increase/ (Decrease)	% Change
Revenues, net (as adjusted)[1]	$1,819.2	$1,450.0	$369.2	25.5%
UK VAT ruling accrual reversal[1]	—	2.0	(2.0)	
Revenues, net of VAT ruling	1,819.2	1,452.0	367.2	25.3%
Cost of revenues	772.0	661.4	110.6	16.7%
Gross Profit	1,047.1	790.6	256.5	32.4%
Gross Margin %	*57.6%*	*54.4%*		
Marketing expenses	292.4	217.1	75.2	34.6%
Selling, general & administrative expenses	208.5	183.2	25.3	13.8%
Operating income	546.3	390.3	156.0	40.0%
Operating Income Margin %	*30.0%*	*26.9%*		
Interest expense	59.9	76.2	(16.4)	(21.5%)
Other expense (income), net	3.4	0.9	2.4	100.0%
Income before income taxes	483.1	313.2	170.1	54.3%
Provision for income taxes	178.7	120.7	58.1	48.1%
Net income	304.3	192.5	111.8	58.1%
Net loss attributable to the noncontrolling interest	0.5	1.7	(1.2)	(69.5%)
Net income attributable to the Company	$ 304.9	$ 194.2	$110.6	57.0%
Weighted average diluted shares outstanding	74.1	75.9	(1.7)	(2.3%)
Diluted EPS	$ 4.11	$ 2.56	$ 1.55	60.7%

Note: Totals may not sum due to rounding

(1) "As adjusted" is a non-GAAP financial measure that adjusts the consolidated statements of income for fiscal 2010 to exclude the benefit of a $2.0 million increase to revenues from the reversal of an over-accrual related to the adverse UK VAT ruling. See "Non-GAAP Financial Measures" above for an explanation of our use of non-GAAP financial measures.

Consolidated Results

Our revenues increased by $367.2 million, from $1,452.0 million in fiscal 2010 to $1,819.2 million in fiscal 2011, an increase of 25.3%. As noted in the above table, fiscal 2010 results included a benefit to revenue of $2.0 million for a partial accrual reversal of a charge previously recorded in the second quarter of fiscal 2008. As previously reported, this charge, which reduced revenues in fiscal 2008 for current and prior year periods, and which has now been paid, was related to an adverse ruling the Company received with respect to the imposition of UK VAT on meeting fees collected by our UK subsidiary. After adjusting for this charge, fiscal 2011 revenues increased by $369.2 million, or 25.5%, versus the prior year.

Net income attributable to the Company for fiscal 2011 of $304.9 million increased by $110.6 million, or 57.0%, from $194.2 million in the prior year. On an adjusted basis, net income attributable to the Company would have been $192.9 million for fiscal 2010 as compared to $304.9 million for fiscal 2011, an increase in fiscal 2011 of $111.9 million, or 58.0%. Diluted earnings per share of $4.11 for fiscal 2011 increased by $1.55, or 60.7%, from $2.56 in the prior year. Excluding the $0.02 benefit in fiscal 2010, earnings per fully diluted share of $2.54 was $1.57, or 61.8%, below the $4.11 of diluted earnings per share in fiscal 2011. Included in the fiscal 2010 diluted earnings per share was a $0.05 charge associated with the previously disclosed settlement of a California labor litigation.

Revenues

Net revenues were $1,819.2 million in fiscal 2011, an increase of $367.2 million, or 25.3%, from $1,452.0 million in fiscal 2010. After excluding the $2.0 million adjustment to fiscal 2010 revenues for the UK VAT reversal noted above, revenues increased by $369.2 million, or 25.5%, from the fiscal 2010 adjusted revenues of $1,450.0 million. Excluding the impact of foreign currency, which increased our revenues in fiscal 2011 by $35.5 million, revenues grew 22.8% versus the prior year. Revenue growth in the period was driven by strong momentum beginning at the start of fiscal 2011 from the new program launches at the end of fiscal 2010 in our North American and UK meetings and WeightWatchers.com businesses, and further supported by effective marketing and public relations activities in these markets in the period.

In fiscal 2011, global paid weeks grew 38.1%, global attendance grew 11.9% and end of period active Online subscribers grew 50.5% in comparison to fiscal 2010, despite weak performance in our Continental European meetings business. In the first quarter of fiscal 2011, when we launched our marketing campaigns for the new programs in North America and the United Kingdom, strong enrollments and sign-ups of new and former customers drove global paid weeks up 39.7%, global attendance up 20.3% and end of period active Online subscribers up 86.6% versus the prior year period. Growth trends in meeting enrollments and Online sign-ups moderated somewhat in both the second and third quarters of fiscal 2011 from the historically high levels experienced in the first quarter of fiscal 2011, but remained strong despite lapping the one-year anniversary of North America's successful new marketing strategy launched in the second quarter of fiscal 2010. In the fourth quarter of fiscal 2011, we continued to experience year-over-year growth versus the prior year period, but at a slower pace then the first nine months as we lapped the one-year anniversary of the very successful soft launch of the new program in our English-speaking markets.

Gross Profit and Operating Income

Gross profit in fiscal 2011 of $1,047.1 million increased $256.5 million, or 32.4%, from $790.6 million in fiscal 2010. Operating income in fiscal 2011 was $546.3 million, an increase of $156.0 million, or 40.0%, from $390.3 million in fiscal 2010. Our gross margin in fiscal 2011 increased by 310 basis points versus the prior year to 57.6%, driving operating income margin expansion of 310 basis points versus the prior year to 30.0% in fiscal 2011. Margin expansion was primarily the result of operating leverage gained from higher attendances per meeting and high growth in our higher margin WeightWatchers.com business. Operating income margin was compressed slightly as a reduction in selling, general and administrative expenses as a percentage of revenues was not enough to fully offset an increase in marketing as a percentage of revenues versus the prior year. It should be noted that fiscal 2010 included $6.5 million of expense, included in both cost of revenues and selling, general and administrative expense, associated with the previously disclosed settlement of a California litigation, which lowered our operating income margin by 45 basis points in fiscal 2010.

Net Income and Earnings Per Share

The benefits derived from operating income growth, along with lower interest expense, resulted in net income growth in fiscal 2011 of 57.0% versus the prior year to $304.9 million, up from $194.2 million in fiscal 2010. Earnings per fully diluted share in fiscal 2011 were $4.11, up $1.55 from $2.56 in fiscal 2010. The 2011 earnings per fully diluted share included a $0.05 tax benefit associated with the closing of our Finland business, while the 2010 earnings per fully diluted share included a $0.02 revenue benefit from the UK VAT reversal and a $0.05 charge associated with the previously disclosed settlement of a California litigation. In addition, foreign currency provided a $0.10 benefit per fully diluted share in fiscal 2011.

Components of Revenue and Volumes

We derive our revenues principally from meeting fees, products sold in meetings, Internet revenues, and licensed products sold in retail channels. In addition, we generate other revenue from royalties paid to us by our franchisees, subscriptions to our branded magazines, and advertising in our publications.

Meeting Fees

Global meeting fees for fiscal 2011 were $990.3 million, an increase of $170.7 million, or 20.8%, from $819.6 million in the prior year. After the $2.0 million adjustment to fiscal 2010 global meeting fees for the UK VAT accrual reversal noted above, fiscal 2011 revenues of $990.3 million would have been $172.7 million, or 21.1% above the prior year. Excluding the impact of foreign currency, which increased our global meeting fees by $19.6 million, global meeting fees in fiscal 2011 increased 18.4% versus the prior year as a result of strong enrollment growth. The new program launches in our North American and UK markets in late fiscal 2010, combined with effective marketing and public relations throughout the period, were the key drivers of this growth during fiscal 2011. In addition, the number and proportion of our new and existing meeting members purchasing Monthly Pass increased in fiscal 2011 versus the prior year. Monthly Pass purchasers have a longer tenure, and accordingly, contribute higher lifetime revenue on average than those who pay for attendance on a week-to-week basis.

As a result of the enrollment strength and the increase in Monthly Pass purchasers, global meeting paid weeks rose 19.2% to 104.8 million in fiscal 2011, up from 87.9 million in the prior year. This growth rate in meeting paid weeks marks a significant improvement from the low growth rates experienced on average throughout fiscal 2010. Global attendance in our meetings business increased by 11.9% to 57.0 million in fiscal 2011, from 51.0 million in fiscal 2010. In our North American and UK markets, the new programs not only attracted new customers to the meetings business, but also increased meeting attendance by our existing members. In fiscal 2011, our Continental European market experienced paid weeks and attendance declines versus fiscal 2010, as a result of cycling against a new program launch in the prior year. This market is still in the process of developing effective marketing campaigns.

In NACO, meeting fees in fiscal 2011 were $686.8 million, an increase of $141.5 million, or 25.9%, from $545.3 million in fiscal 2010. Excluding the impact of foreign currency, which increased NACO meeting fees by $2.1 million, NACO meeting fees grew by 25.6% in fiscal 2011 versus the prior year. Meeting fees grew primarily from the positive impact on enrollments of the highly successful ***PointsPlus*** program, which launched in late fiscal 2010, our effective marketing campaign strategy which has raised the profile and attraction of our offerings to both former members and new customers, and increased purchases of the Monthly Pass commitment plan. As a result of these factors, NACO meeting paid weeks increased 26.4% in fiscal 2011 versus the prior year to 69.9 million, and attendance grew 18.8% in fiscal 2011 versus the prior year to 36.0 million. In the fourth quarter fiscal 2011, due to cycling against the very successful launch of the program innovation in November of 2010, paid weeks and attendance growth of 15.0% and 5.5% decelerated when compared to the paid weeks and attendance growth of 30.2% and 22.7% we experienced in the first nine months of fiscal 2011 as compared to the respective prior year periods.

Our international meeting fees in fiscal 2011 were $303.5 million, an increase of $29.1 million, or 10.6%, from $274.4 million in the prior year. After the $2.0 million adjustment to fiscal 2010 international meeting fees for the UK VAT accrual reversal noted above, fiscal 2011 revenues would have been $31.2 million, or 11.5%, above fiscal 2010. Excluding the impact of foreign currency, which increased adjusted international meeting fees by $17.4 million, adjusted international meeting fees grew by 5.1% in fiscal 2011 versus the prior year. International meeting paid weeks increased 7.0% versus the prior year to 34.9 million in fiscal 2011, driven primarily by the performance of the UK meetings business. International attendance increased by 1.6%, to 21.0 million in fiscal 2011 versus 20.7 million in fiscal 2010, primarily as a result of declines in the Continental European meetings business.

The UK meetings business benefited from the impact of the ***ProPoints*** program, which launched in late fiscal 2010 and drove meeting fees and paid weeks growth in that market. UK meeting fees in fiscal 2011 grew by 23.5%, or 18.7% on a constant currency basis, with paid weeks up 18.3% and attendance up 13.7% in fiscal 2011, as compared to the prior year. After the $2.0 million adjustment to fiscal 2010 international meeting fees for the UK VAT accrual reversal noted above, fiscal 2011 revenues would have been $24.6 million, or 26.2%, above fiscal 2010.

The growth in the UK meetings business was partially offset by declining meeting fees and paid weeks volume in the period in Continental Europe, which was cycling against a year earlier, less successful program launch, and which has not yet developed sufficiently effective marketing campaigns. Continental European meeting fees in fiscal 2011 decreased by 4.7%, or 10.0% on a constant currency basis, as compared to the prior year, with paid weeks declining 9.8% and attendance declining 15.4% in the period.

In-Meeting Product Sales

Global in-meeting product sales in fiscal 2011 were $281.8 million, an increase of $21.3 million, or 8.2%, from $260.5 million in fiscal 2010. Excluding the impact of foreign currency, which increased in-meeting product sales by $6.9 million, global in-meeting product sales rose 5.6% in fiscal 2011 versus the prior year on the strength of higher attendance volumes. On a per attendee basis, global in-meeting product sales decreased 3.3%, or 5.6% on a constant currency basis, in fiscal 2011 versus the prior year. This decline was primarily the result of lower sales of consumable products, partially offset by higher sales of enrollment products.

In NACO, in-meeting product sales of $157.9 million in fiscal 2011 increased by $19.1 million, or 13.8%, versus the prior year, on the strength of higher attendance volumes. NACO's in-meeting product sales per attendee decreased 4.2%, or 4.5% on a constant currency basis, versus the prior year. International in-meeting product sales were $123.9 million in fiscal 2011, an increase of 1.8%, but declined 3.5% on a constant currency basis, versus the prior year. On a per attendee basis, international product sales increased 0.2%, but declined 5.0% on a constant currency basis, versus the prior year.

Internet Revenues

Internet revenues, which include subscription revenues from sales of Weight Watchers Online and Weight Watchers eTools as well as Internet advertising revenues, increased significantly, up $160.7 million, or 67.3%, to $399.5 million for fiscal 2011 from $238.8 million for fiscal 2010. Excluding the impact of foreign currency, which increased Internet revenues by $5.5 million, Internet revenues grew by 65.0% in fiscal 2011 versus the prior year. We entered fiscal 2011 with an active Online subscriber base that was 38.2% higher than at the beginning of fiscal 2010, and ended fiscal 2011 with approximately 1.6 million end of period active Online subscribers, up 50.5% from approximately 1.1 million at the end of fiscal 2010. Online paid weeks increased 69.7% in fiscal 2011 versus the prior year. This increase in Online subscribers and paid weeks was driven primarily by continued strong marketing campaigns starting in the second quarter of 2010 in the United States and the United Kingdom, markets which also benefited from the new program launches at the end of fiscal 2010. In addition, sign-ups grew in Continental Europe, reflecting the effectiveness of our marketing efforts in online channels in these markets.

Other Revenues

Other revenues, comprised primarily of licensing revenues, franchise royalties, revenues from the sale of products by mail and to our franchisees, and revenues from our publications, were $147.6 million for fiscal 2011, an increase of $14.4 million, or 10.8%, from $133.1 million for fiscal 2010. Excluding the impact of foreign currency, other revenues were 8.2% higher in fiscal 2011 than the prior year. The new programs in our North American and UK markets also benefited our other revenues. Franchise commissions and sales of products to our franchisees grew in the aggregate by 17.2%, or 16.0% on a constant currency basis, in fiscal 2011 versus the prior year, accounting for $4.1 million of the total increase in other revenues on a constant currency basis in fiscal 2011 versus the prior year. Our by mail product sales and revenues from our publications also rose in the aggregate by 18.3%, or 15.4% on a constant currency basis, over the prior year. Global licensing revenues in fiscal 2011, however, were up by 1.4%, but were down 1.7% on a constant currency basis, versus the prior year. UK licensing revenues increased in fiscal 2011 versus the prior year; however, both North America and Continental Europe experienced weak performance, primarily as a result of pricing challenges in a tough economic environment.

Components of Expenses and Margins

Cost of Revenues and Gross Margin

Total cost of revenues in fiscal 2011 was $772.0 million, an increase of $110.6 million, or 16.7%, from $661.4 million in the prior year. Cost of revenues grew at a slower rate than net revenues, which increased 25.3% in fiscal 2011 versus the prior year. We gained operating efficiency versus the prior year because of the increase in average attendance per meeting and despite higher expenses related to ensuring a successful launch of the new program innovation in our North American and UK markets. Gross profit for fiscal 2011 of $1,047.1 million increased $256.5 million, or 32.4%, from $790.6 million in fiscal 2010, and gross margin expanded to 57.6%, an increase of 310 basis points as compared to 54.4% in fiscal 2010. While operating leverage in the meetings business was a contributor, the increase in gross margin was largely the result of the higher margin WeightWatchers.com business, where cost of revenues is largely fixed, becoming a larger component of our revenue mix.

Marketing

Marketing expenses for fiscal 2011 were $292.4 million, an increase of $75.2 million, or 34.6%, versus fiscal 2010, or 32.5% on a constant currency basis. Included in our fiscal 2011 marketing expense was a first time significant investment in marketing the Weight Watchers Online product to men. This new initiative in fiscal 2011, which focused on building awareness and communicating the relevance of the Weight Watchers brand to the male demographic, accounted for 8.2% of the increase in marketing expenses in fiscal 2011 versus the prior year. In addition, we increased our marketing investment in the second and third quarters of fiscal 2011 to support our new program launches and to strengthen recruitment growth during our spring and fall marketing campaigns. This strategy proved to be efficient and successful in driving recruitment of both new and rejoining meeting members and Online subscribers. In the fourth quarter of fiscal 2011, we increased our global spend in the last week of the year in support of our winter 2012 marketing campaigns. In addition, we opportunistically added marketing in the second quarter of fiscal 2011 to leverage positive public relations, such as our ranking as the number one weight-loss diet by U.S. News & World Report magazine.

Notwithstanding all of these strategies and initiatives, our marketing acquisition cost per customer declined by 1.7%, or 3.2% on a constant currency basis, in fiscal 2011 versus the prior year. Our marketing expenses as a percentage of revenues were 16.1% in fiscal 2011 as compared to 15.0% in the prior year, as the revenues from more recent customer acquisitions will accrue over future periods.

Selling, General and Administrative

Selling, general and administrative expenses were $208.5 million for fiscal 2011 versus $183.2 million for fiscal 2010, an increase of $25.3 million, or 13.8%. On a constant currency basis, selling, general and administrative expenses for fiscal 2011 increased by 11.2% versus fiscal 2010. The largest component of the increase was salary related, reflecting higher bonus expense associated with our strong business performance in fiscal 2011. In addition, fiscal 2011 included expense related to growth initiatives including new business development and technology for the development of our mobile platforms. Selling, general and administrative expenses as a percentage of revenues for fiscal 2011 decreased by 120 basis points to 11.5% from 12.6% for fiscal 2010. It should be noted that fiscal 2010 included $4.9 million of selling, general and administrative expense associated with the previously disclosed settlement of a California litigation, which accounted for 34 basis points of the 120 basis point decrease in selling, general and administrative expenses as a percentage of revenues when comparing fiscal 2011 to the prior year.

Operating Income Margin

Our operating income margin in fiscal 2011 increased to 30.0%, up 310 basis points from 26.9% in fiscal 2010. Our operating income margin in fiscal 2010 decreased by 45 basis points as a result of the $6.5 million charge, included in both cost of revenues and selling, general and administrative expense, associated with the previously disclosed settlement of a California litigation. Margin expansion in fiscal 2011 was attributable to the favorable impact on gross margin of operating leverage gained from higher attendances per meeting and strong growth in our higher margin WeightWatchers.com business, where cost of revenues is largely fixed. Marketing expense increased as a percentage of revenues in fiscal 2011 as compared to the prior year, but was offset by the decline in selling, general and administrative expenses as a percentage of revenues in fiscal 2011 as compared to the prior year.

Interest Expense and Other

Interest expense was $59.9 million for fiscal 2011, a decrease of $16.4 million, or 21.5%, from $76.2 million in fiscal 2010. Our average debt outstanding decreased in fiscal 2011 to $1,183 million as compared to $1,415 million in fiscal 2010, including $197.5 million of scheduled repayments since January 2011. In addition, the notional value of our interest rate swaps declined, driving a lower effective interest rate, to 4.62% in fiscal 2011 versus 5.01% in fiscal 2010.

We reported $3.4 million of other expense in fiscal 2011 as compared to $0.9 million of other expense in fiscal 2010, primarily reflecting the impact of foreign currency on intercompany transactions.

Tax

Our effective tax rate was 37.0% for fiscal 2011 as compared to 38.5% for fiscal 2010. For fiscal 2011, we recorded a tax benefit associated with the closure of our Finland business. Excluding this benefit, our effective tax rate for fiscal 2011 would have been 37.8%. The difference in period-over-period effective tax rates after this adjustment is primarily due to the benefit of reversing certain tax reserves upon the expiration of the applicable statutes of limitations.

RESULTS OF OPERATIONS FOR FISCAL 2010 (52 weeks) COMPARED TO FISCAL 2009 (52 weeks)

Fiscal 2010 revenues were $1,452.0 million, an increase of $53.1 million, or 3.8%, as compared to the prior year period. Net income attributable to the Company for fiscal 2010 was $194.2 million, an increase of $16.9 million, or 9.5%, from $177.3 million for the prior year period.

The table below shows our consolidated statements of income for fiscal 2010 versus fiscal 2009 on both a reported basis and an adjusted basis. Results for fiscal 2010 are adjusted to exclude the $2.0 million benefit to revenue of an over-accrual related to the adverse UK VAT ruling which had been previously disclosed in the second quarter of fiscal 2008. Results for fiscal 2009 are adjusted to exclude $32.5 million in expenses associated with the impact of the previously disclosed adverse UK self-employment tax ruling related to periods prior to fiscal 2009, and to exclude the $5.5 million in restructuring charges associated with our previously disclosed cost savings initiatives. See "Non-GAAP Financial Measures" above.

Statements of Income as Reported and Adjusted

	(In millions, except per share amounts)			
	Fiscal 2010	Fiscal 2009	Increase/ (Decrease)	% Change
Revenues, net (as adjusted)[(1)]	$1,450.0	$1,398.9	$ 51.1	3.7%
UK VAT ruling accrual reversal[(1)]	2.0	—	$ 2.0	
Revenues, net of VAT ruling	1,452.0	1,398.9	53.1	3.8%
Cost of revenues (as adjusted)[(2)]	661.4	638.5	22.9	3.6%
UK self-employment tax ruling[(2)]	—	32.5	(32.5)	
Cost of revenues	661.4	671.0	(9.5)	(1.4%)
Gross Profit	790.6	727.9	62.7	8.6%
Gross Margin %	*54.4%*	*52.0%*		
Marketing expenses	217.1	200.5	16.6	8.3%
Selling, general & administrative expenses (as adjusted)[(2)]	183.2	165.3	17.8	10.7%
Impact of restructuring charges	—	5.5	(5.5)	
Selling, general & administrative expenses	183.2	170.8	12.3	7.2%
Operating income	390.3	356.7	33.7	9.4%
Operating Income Margin %	*26.9%*	*25.5%*		
Interest expense	76.2	66.7	9.5	14.2%
Other expense (income), net	0.9	(0.2)	1.1	(100.0%)
Income before income taxes	313.2	290.1	23.1	7.9%
Provision for income taxes	120.7	115.6	5.1	4.4%
Net income	192.5	174.5	18.0	10.3%
Net loss attributable to the noncontrolling interest	1.7	2.8	(1.1)	(38.2%)
Net income attributable to the Company	$ 194.2	$ 177.3	$ 16.9	9.5%
Weighted average diluted shares outstanding	75.9	77.1	(1.2)	(1.6%)
Diluted EPS	$ 2.56	$ 2.30	$ 0.26	11.3%

(1) "As adjusted" is a non-GAAP financial measure that adjusts the consolidated statements of income for fiscal 2010 to exclude the benefit of a $2.0 million increase to revenues from the reversal of an over-accrual related to the adverse UK VAT ruling. See "Non-GAAP Financial Measures" above for an explanation of our use of non-GAAP financial measures.

(2) "As adjusted" is a non-GAAP financial measure that adjusts the consolidated statements of income for fiscal 2009 to exclude $32.5 million in cost of revenues for the impact of the UK self-employment tax ruling, and to exclude from selling, general and administrative expenses the impact of $5.5 million of restructuring charges associated with our previously disclosed cost savings initiatives. See "Non-GAAP Financial Measures" above for an explanation of our use of non-GAAP financial measures.

Consolidated Results

Our revenues increased by $53.1 million from $1,398.9 million in fiscal 2009 to $1,452.0 million in fiscal 2010, an increase of 3.8%. As noted in the above table, fiscal 2010 results included a benefit to revenue of $2.0 million for a partial accrual reversal of a charge previously recorded in the second quarter of fiscal 2008. As previously reported, this charge, which reduced revenues in fiscal 2008 for current and prior year periods, and which has now been paid, was related to an adverse ruling the Company received with respect to the imposition of UK VAT on meeting fees collected by our UK subsidiary. After adjusting for this charge, 2010 revenues increased by $51.1 million, or 3.7%, versus the prior year.

Our fiscal 2010 cost of revenues decreased by 1.4%, or $9.5 million, from $671.0 million in fiscal 2009 to $661.4 million in fiscal 2010. As previously reported, the Company recorded a charge of $32.5 million in the fourth quarter of fiscal 2009 related to prior years, as a result of an adverse UK self-employment tax ruling related to the self-employment status of its UK leaders. As the table above shows, after adjusting fiscal 2009 for this charge, our cost of revenues in fiscal 2010 would have increased by 3.6% versus fiscal 2009.

Selling, general and administrative expenses were $183.2 million in fiscal 2010, an increase of $12.3 million, or 7.2%, versus fiscal 2009. In fiscal 2009, the Company recorded $5.5 million of restructuring charges associated with the previously disclosed cost savings initiatives. After excluding the restructuring charges from fiscal 2009, fiscal 2010 selling, general and administrative expenses would have increased by $17.8 million, or 10.7%, versus fiscal 2009.

The following summary table sets forth the reconciliation of selected financial data for both fiscal 2010 and fiscal 2009 on a comparable basis, after the three adjustments noted and discussed above are reflected:

(in millions, except per share amounts)	Revenues, net	Gross Profit	Gross Profit %	Operating Income	Operating Income Margin %	Net Income Attributable to Company	Diluted EPS
Fiscal 2010	$1,452.0	$790.6	*54.4%*	$390.3	*26.9%*	$194.2	$ 2.56
Adjustments to Reported Amounts							
UK VAT Ruling Accrual Reversal	(2.0)	(2.0)		(2.0)		(1.3)	(0.02)
Total Adjustments	(2.0)	(2.0)		(2.0)		(1.3)	(0.02)
Fiscal 2010, as adjusted(1)	$1,450.0	$788.6	*54.4%*	$388.3	*26.8%*	$192.9	$ 2.54
Fiscal 2009	$1,398.9	$727.9	*52.0%*	$356.7	*25.5%*	$177.3	$ 2.30
Adjustments to Reported Amounts							
Restructuring Charge	—	—		5.5		3.3	0.04
UK Self-employment Tax Ruling	—	32.5		32.5		22.7	0.29
Total Adjustments	—	32.5		38.0		26.0	0.33
Fiscal 2009, as adjusted(1)	$1,398.9	$760.4	*54.4%*	$394.6	*28.2%*	$203.4	$ 2.64

Note: Totals may not sum due to rounding

(1) "As adjusted" is a non-GAAP financial measure that adjusts certain selected financial data for fiscal 2010 and 2009. See "Non-GAAP Financial Measures" above for an explanation of our use of non-GAAP financial measures.

Net income attributable to the Company for fiscal 2010 of $194.2 million increased by $16.9 million, or 9.5%, from $177.3 million in the prior year period. On an adjusted basis, as noted in the table above, net income attributable to the Company would have been $192.9 million for fiscal 2010 as compared to $203.4 million for fiscal 2009, a decrease in 2010 of $10.4 million or 5.1%. Diluted earnings per share of $2.56 for fiscal 2010 increased by $0.26, or 11.3%, from $2.30 in the prior year. After adjusting fiscal 2010 and 2009 for the items as noted in the table above, diluted earnings per share for fiscal 2010 would have been $2.54, as compared to $2.64 in fiscal 2009, a decrease in 2010 of $0.10 or 3.6% versus the prior year. Included in the fiscal 2010 diluted earnings per share is a $0.05 charge associated with the settlement of the California labor litigation.

Components of Revenue and Volumes

Fiscal 2010 volume and revenue performance trends improved over the course of the year after a weak first quarter. The strengthening in performance was driven by the NACO meetings business and accelerating growth in WeightWatchers.com. Partially offsetting growth in these businesses was weak performance throughout the year in the UK meetings business and a slowdown in growth in Continental Europe.

For the full year of fiscal 2010, net revenues were $1,452.0 million, an increase of $53.1 million, or 3.8%, over $1,398.9 million in the prior fiscal year. After the $2.0 million adjustment to 2010 revenues for the UK VAT accrual reversal noted in the table and discussions above, fiscal 2010 net revenues were $1,450.0 million, an increase of 3.7% versus prior year. Favorable foreign currency exchange rates increased our revenues for fiscal 2010 by $4.0 million, or 0.3%. In the first quarter 2010, adjusted net revenues fell short of first quarter 2009 levels as a result of a combination of factors. In the US and UK meetings businesses, which were cycling against a prior year innovation, ineffective marketing in the first quarter 2010 failed to draw enrollments into our meetings, and very poor weather conditions resulted in some meeting closures and lowered the propensity of our members to attend open meetings in weather-affected areas.

The shortfall in first quarter 2010 net revenues versus the prior year period was more than offset by growth in net revenues in the last nine months of fiscal 2010 versus the respective prior year period, driven by increases in the NACO meetings business and WeightWatchers.com, which offset ongoing weakness in the UK meetings business. A change in marketing strategy in the second quarter 2010 in the NACO meetings business and in the WeightWatchers.com business spurred an improvement in volume trends in NACO and robust growth in Weight Watchers Online sign-ups. The improving trend in these two businesses continued throughout the rest of the year, and was further compounded by the favorable impact on volumes and revenues of the successful launch of our new programs, ***PointsPlus*** and ***ProPoints***, as applicable, in November 2010 in our English-speaking markets.

Meeting Fees

For fiscal 2010, global meeting fees were $819.6 million, an increase of $2.1 million, or 0.3%, from $817.5 million in the prior year period. After the $2.0 million adjustment to 2010 global meeting fees for the UK VAT accrual reversal noted in the table and discussions above, fiscal 2010 global meeting fees would have been $817.6 million, up less than $0.1 million versus prior year. Excluding favorable foreign currency exchange rates, which increased our global meeting fees for fiscal 2010 by $1.8 million, or 0.2%, global meeting fees, as adjusted for the UK VAT accrual reversal, declined slightly versus prior year by 0.2%. The lack of increase in global meeting fees on a constant currency basis was the result of weak enrollment early in the year in NACO meetings and throughout the year in UK meetings, which held full year global meeting paid weeks at virtually the same level as the prior year, up just 0.4%. In Continental Europe, the launch of our new ***ProPoints*** program innovation at the end of fiscal 2009 resulted in enrollment and meeting fees increases throughout the first half of fiscal 2010 versus prior year; however, the growth was offset by declines versus prior year in the second half of fiscal 2010 in this market.

Global meeting paid weeks increased by 0.3 million, or 0.4%, in fiscal 2010 to 87.9 million versus 87.6 million in the prior year period. After a decline of 4.2% in the first quarter 2010 versus first quarter 2009, global meeting paid weeks performance steadily improved across the rest of the 2010 fiscal year. Versus the prior year comparable periods, global meeting paid weeks were up 0.8% in the second quarter, 2.6% in the third quarter, and 3.0% in the fourth quarter, primarily as a result of improvements in the NACO business.

Global attendance in our meetings decreased by 6.1% in fiscal 2010 to 51.0 million from 54.3 million in fiscal 2009, driven by the 12.0% attendance decline that we experienced in the first quarter 2010 versus the first quarter 2009. As noted above, extreme weather in many of our geographies in the first quarter 2010 resulted in some meeting closures and lowered the propensity of our members to attend meetings. In addition, as noted above, during the first quarter 2010, the US and UK meetings businesses were cycling against a prior year program innovation. The global attendance decline lessened in the second and third quarters of fiscal 2010 versus the comparable prior year periods, and nearly achieved parity with the prior year period in the fourth quarter, down just 0.8% as a result of NACO's performance.

In NACO, meeting fees for fiscal 2010 were $545.3 million, a decrease of $1.7 million, or 0.3%, from $547.0 million for fiscal 2009. Full year 2010 NACO meeting paid weeks declined 1.0%, from 55.8 million in fiscal 2009 to 55.3 million in fiscal 2010, and attendance declined 5.7%, from 32.1 million in fiscal 2009 to

30.3 million in fiscal 2010, as a result of performance weakness in the early part of the year. First quarter 2010 meeting attendance was down 16.0%, and paid weeks declined 8.0% versus the prior year period. This first quarter performance weakness was the result of a marketing campaign in NACO that was ineffective at attracting our target consumer, coupled with the impact of very poor weather conditions, which caused some meeting closures and low attendance in the remaining meetings in weather affected areas. In the spring, NACO launched a new marketing strategy and campaign focused on member experience, featuring Jennifer Hudson as its new spokesperson. With this change, business performance began an improvement trend in the second quarter 2010 that continued through the rest of the year. Compared to prior year periods, second quarter 2010 attendance and paid weeks declined 4.9% and 1.8%, respectively, while in the third quarter, attendance improved to a decline of 3.8% and paid weeks increased by 2.8%.

In addition to the benefits realized from the new marketing strategy, NACO initiated other growth strategies during fiscal 2010, including revamping the retail structure in select markets, with a focus on a new look and feel for the meeting centers, and consolidating meetings toward stronger locations and better performing leaders. These new strategies coupled with the launch of the new ***PointsPlus*** program in late November resulted in a positive end to fiscal 2010 for NACO, with solid growth in the fourth quarter in both paid weeks and attendance, up 4.2% and 6.8%, respectively, versus the fourth quarter of fiscal 2009.

For fiscal 2010, our international meeting fees were $274.4 million, an increase of $3.8 million, or 1.4%, from $270.6 million in the prior year period. After the $2.0 million adjustment to 2010 international meeting fees for the UK VAT accrual reversal noted above, fiscal 2010 international meeting fees would have been $272.3 million, down $1.8 million, or 0.6%, versus prior year, or up $2.9 million or 1.1% on a constant currency basis. Paid weeks increased by 2.8% in the international meetings business, from 31.7 million in fiscal 2009 to 32.6 million in fiscal 2010. Attendance, however, declined by 6.6%, from 22.1 million in fiscal 2009 to 20.7 million in fiscal 2010.

The lack of substantive growth in international meeting fees was primarily the result of weakness in the United Kingdom throughout the year and a slowdown in momentum in Continental Europe in the second half of the year. Meeting fees in the United Kingdom declined by 1.3%, but excluding the benefit of the UK VAT accrual reversal would have declined by 2.0% on a constant currency basis, in fiscal 2010 versus fiscal 2009. Full year attendance performance in this market was weak, declining 10.5% versus the prior year. Paid weeks, however, were nearly on par with the prior year, down 0.4%, reflecting a continuation of growth in Monthly Pass penetration and strong retention. In the first quarter 2010, UK attendance volumes were down 12.8%, significantly impacted by weather and cycling against a program innovation in the prior year. Absent a new marketing campaign in the spring to draw enrollments, the United Kingdom continued to experience deep declines in attendance throughout 2010. In November 2010, the United Kingdom launched its new program, ***ProPoints***; however, because of a decision to significantly limit marketing in the fall campaign prior to the new program launch, and as result of bad weather during this program launch period, fourth quarter 2010 attendances were down 11.3% versus the fourth quarter of 2009.

Meeting fees in Continental Europe increased by 0.1%, or 3.4% on a constant currency basis, in fiscal 2010 versus fiscal 2009. In the first half of 2010, the Continental European market experienced 3.3% meeting attendance growth over the prior year period as a result of the ***ProPoints*** program, which drove an influx of returning members to our meetings who were attracted by the new program. The marketing of this new program, however, was not successful in capturing the attention of new members, and as a result, attendance began a decline in the third quarter which continued through the end of the year. In addition, France faced strong competition from a new fad diet. For fiscal 2010, paid weeks in Continental Europe increased by 6.9%, benefiting from enrollment growth early in the year and an increase in Monthly Pass penetration, but attendances declined by 1.6% versus prior year.

In-Meeting Product Sales

Global in-meeting product sales for fiscal 2010 were $260.5 million, an increase of $9.1 million, or 3.6%, from $251.3 million in fiscal 2009. On a per attendee basis, global in-meeting product sales increased 10.3% in fiscal 2010 versus the prior year period, or 10.2% on a constant currency basis. In-meeting product sales growth was driven primarily by program innovations which drove strong sales per attendee in Continental Europe in the first quarter and in the English-speaking countries in the fourth quarter. In NACO, fiscal 2010 full year in-meeting product sales of $138.8 million increased by $12.1 million, or 9.5%, versus the prior year on the strength of 16.2% per attendee sales growth. In the fourth quarter, NACO's in-meeting product sales per attendee rose 37% over the prior year fourth quarter, reflecting the impact of the new program launch. International in-meeting product sales were $121.7 million in fiscal 2010, a decrease of 2.3%, or 2.0% on a constant currency basis, versus the prior year. International in-meeting product sales per attendee increased 4.5% in fiscal 2010 versus the prior year, and increased 4.9% on a constant currency basis. UK in-meeting product sales per attendee rose 46.6%, or 52.3% on a constant currency basis, in the fourth quarter 2010 versus the fourth quarter 2009, also reflecting the impact of its new program launch.

Internet Revenues

Internet revenues, which include subscription revenues from sales of Weight Watchers Online and Weight Watchers eTools as well as Internet advertising revenues, increased $42.8 million, or 21.8%, to $238.8 million for fiscal 2010 from $196.0 million for fiscal 2009. The increase was driven by strong growth and an accelerating trend in Online sign-ups throughout the year. Internet revenue growth accelerated in the second quarter of 2010 by 20.6% versus the prior year period led by a highly successful marketing strategy in the United States. Business performance continued to improve with a 21.7% increase in Internet revenues in the third quarter of fiscal 2010 as compared to the prior year period. With the new program launch in our English-speaking markets, fourth quarter Internet revenues grew by 31.1% versus the prior year period. In addition, WeightWatchers.com launched its two Internet subscription products in Sweden in the fourth quarter of fiscal 2009 and Belgium and Spain in the fourth quarter of fiscal 2010. End-of-period active Online subscribers increased 38.2% from 763,000 at January 2, 2010 to 1,054,000 at January 1, 2011.

Other Revenues

Other revenues, comprised primarily of licensing revenues and revenues from our publications, were $121.0 million for both fiscal 2010 and fiscal 2009, but were flat in fiscal 2010 as compared to fiscal 2009 or down 0.6% on a constant currency basis. Our global licensing revenues in fiscal 2010 decreased 5.0% versus the prior year period. Licensing in the premium priced "better-for-you" category which encompasses our licensees continues to be impacted negatively by changes in consumer discretionary spending which resulted from the economic recession. NACO licensing revenues declined 3.7% in fiscal 2010 versus fiscal 2009, and International licensing revenues declined by 6.2%, or 6.5% on a constant currency basis, in fiscal 2010 versus fiscal 2009.

Franchise royalties for fiscal 2010 were $7.8 million in the United States and $4.3 million internationally. Total franchise royalties of $12.1 million were 7.2% lower in fiscal 2010 versus the prior year, and 7.8% lower on a constant currency basis, underperforming as compared to the Company-owned meetings business. While North American franchise royalties declined by 6.9% on a full year basis in fiscal 2010 versus fiscal 2009, the new program introduction in November 2010 drove franchise royalties up 10.2% in the fourth quarter 2010 versus the comparable 2009 period.

Components of Expenses and Margins

Cost of Revenues and Gross Margin

For fiscal 2010, cost of revenues was $661.4 million, a decrease of $9.5 million, or 1.4%, from $671.0 million in the prior year. After adjusting fiscal 2009 cost of revenues for the $32.5 million charge associated with the UK self-employment tax ruling as noted above, fiscal 2009 cost of revenues would have been $638.5 million, and fiscal 2010 cost of revenues would have increased by $22.9 million, or 3.6%, versus the prior year. The 2010 cost of revenues overall increased versus the prior year at the same rate as revenues. In the meetings business, however, growth in the cost of revenues exceeded revenue growth. This was primarily the result of two factors, both related to the launch of our new programs in the English speaking markets. First was the incremental cost of providing new program materials to all of our meeting attendees in replacement of materials from the old program. Second was the higher cost of in-meeting products relative to revenue as a result of discounting, both prior to the innovation launches to clear inventory and during the launches to encourage the purchase of enrollment-related products. As indicated above in our discussion of in-meeting product sales, these discounting strategies were nevertheless successful in driving in-meeting product sales per attendee.

Gross profit for fiscal 2010 of $790.6 million, increased $62.7 million, or 8.6%, from $727.9 million in fiscal 2009, but after the adjustment to 2010 gross profit for the UK VAT accrual reversal and the adjustment to 2009 for the UK leader self-employment tax ruling, fiscal 2010 gross profit would have been $788.6 million, an increase of 3.7% versus $760.4 million in the prior year. The Company's gross margin was 54.4% in fiscal 2010 as compared to 52.0% in fiscal 2009, but after the UK VAT accrual reversal and UK self-employment tax ruling adjustments, the comparable gross margin in both years was 54.4%. WeightWatchers.com grew its gross margin in fiscal 2010 versus fiscal 2009 due to the strong revenue growth in that business, coupled with low incremental variable costs. Robust growth in WeightWatchers.com was offset by a decline in gross margin in the meetings business, for the reasons related to the new program launches noted in the above description of cost of revenues.

Marketing

Marketing expenses for fiscal 2010 of $217.1 million increased from the fiscal 2009 level of $200.5 million by 8.3%, but on a constant currency basis, fiscal 2010 marketing expenses increased by 7.3%, or $14.6 million, versus the prior year. After disappointing results from our first quarter marketing, we adopted a new marketing strategy focused on member experience in both the NACO meetings business, featuring Jennifer Hudson, and in the WeightWatchers.com business. As the success of this strategy became apparent, we increased our marketing investments in these businesses, resulting in improved recruitment trends in NACO and a strengthening of already robust growth in Online sign-ups. In the first half of fiscal 2010, global marketing expenses increased by 2.7% versus the prior year period, while in the second half of 2010, we increased marketing expenditures versus the prior year period by 18.2%. Part of the second half of fiscal 2010 increase is attributable to end of year spending for the January 2011 launch of the new ***PointsPlus*** program in NACO. Marketing expenses as a percentage of revenues were 15.0% in fiscal 2010 as compared to 14.3% in the prior year period.

Selling, General and Administrative

Selling, general and administrative expenses were $183.2 million for fiscal 2010 versus $170.8 million for fiscal 2009, an increase of $12.3 million, or 7.2%. On a constant currency basis and after adjusting fiscal 2009 to exclude restructuring charges as noted in the table and discussions above, fiscal 2010 selling, general and administrative expenses increased by 10.2%, or $16.9 million, versus $165.3 million in fiscal 2009. The increase was driven primarily by expenses related to the settlement of the California labor litigation, consulting fees associated with business development, and technology-related expenses, including for the development of mobile applications. Selling, general and administrative expenses as a percentage of revenues for fiscal 2010 were 12.6% and for fiscal 2009 were 12.2%, or 11.8% on an as adjusted basis.

Operating Income Margin

Our operating income for fiscal 2010 was $390.3 million, an increase of $33.7 million, or 9.4%, from $356.7 million in fiscal 2009. After adjusting fiscal 2010 to exclude the revenue benefit of the UK VAT reversal, and fiscal 2009 to exclude restructuring charges and the impact of the UK self-employment tax ruling, adjusted operating income would have been $388.3 million in fiscal 2010 and $394.6 million in fiscal 2009. The decrease in operating income on this adjusted basis would have been $6.2 million, or 1.6%, including $6.5 million of expense associated with the settlement of the California labor litigation. Our operating income margin for fiscal 2010 was 26.9%, an increase of 140 basis points versus 25.5% in fiscal 2009, but a decrease of 140 basis points when comparing the adjusted 2010 operating income margin of 26.8% to the adjusted 2009 operating income margin of 28.2%. Of the 140 basis point decrease in adjusted operating income margin, 45 basis points resulted from the settlement of the California labor litigation. The remainder of the operating income margin decline was driven by the meetings business and its higher marketing and operating expenses related to the new program launches, and higher selling, general and administrative expenses. The impact of the decline in operating income margin in the meetings business was partially offset by operating income margin expansion in the WeightWatchers.com business.

Interest Expense and Other

Interest expense was $76.2 million for fiscal 2010, an increase of $9.5 million, or 14.2%, from $66.7 million in fiscal 2009. Higher interest expense was driven by increases in our credit spread resulting from our recent debt extension and by increases in the average notional value of our interest rate swaps, as well as by higher amortization of transaction fees. The impact of these factors was partially offset by lower LIBOR and a decrease in the average debt outstanding in fiscal 2010 versus fiscal 2009. The average credit spread increased from 1.16% in fiscal 2009 to 1.64% in fiscal 2010. The average notional value of our interest rate swaps increased from $900.0 million in fiscal 2009 to $1,244.0 million in fiscal 2010. The resultant effective interest rate increased by 84 basis points from 4.17% in fiscal 2009 to 5.01% in fiscal 2010. The average value of debt outstanding decreased from $1,547.9 million in fiscal 2009 to $1,414.7 million in fiscal 2010.

We reported other expense of $0.9 million in fiscal 2010 as compared to $0.2 million of income in fiscal 2009. Other expense (income) primarily resulted from the impact of foreign currency exchange rates on intercompany transactions.

Tax

The effective tax rate was 38.5% on our results for fiscal 2010 and 39.8% on our results for fiscal 2009. The tax rate in fiscal 2009 was inflated due to charges associated with the UK self-employment tax ruling which resulted in a change in the geographic mix of our taxable income toward higher taxing jurisdictions, notably the United States. Excluding the impact of the UK self-employment tax ruling, the effective tax rate was 38.7% in fiscal 2009.

Liquidity and Capital Resources

Balance Sheet Working Capital

Comparing our balance sheet at December 31, 2011 with our balance sheet at January 1, 2011, our working capital deficit decreased by $69.0 million. At December 31, 2011, our working capital deficit was $279.7 million, including $47.5 million of cash and cash equivalents and $124.9 million of current portion of long-term debt. This compared to a working capital deficit at January 1, 2011 of $348.7 million, which included $40.5 million of cash and cash equivalents and $197.5 million of current portion of long-term debt. Excluding the changes in cash and cash equivalents and the current portion of long-term debt from both periods, the working capital deficit at December 31, 2011 was $202.2 million, an increase of $10.5 million versus $191.7 million at January 1, 2011.

The $10.5 million growth in the working capital deficit in fiscal 2011 versus the fiscal 2010 level, excluding the changes in cash and cash equivalents and the current portion of long-term debt, was comprised of increases in operational and other accrued items in fiscal 2011, partially offset by the decrease in the amount of the swap liability. The net increase in the working capital deficit in fiscal 2011 versus fiscal 2010 from operational items, including receivables, inventory, accrued expenses and payables, was $18.9 million. This increase resulted primarily from the combination of an increase in payables and accrued operating expenses of $25.2 million and a

$10.1 million increase in deferred revenue, offset by increases in inventory of $12.9 million and receivables of $3.5 million. The higher payables and accrued operating expenses in fiscal 2011 resulted from increases in marketing expenses and higher accrued performance-based compensation.

In fiscal 2010, payments totaling $29.1 million were made in relation to the accrued liability associated with the previously mentioned adverse UK VAT ruling, thereby decreasing the working capital deficit in fiscal 2010.

Sources and Uses of Cash

Fiscal 2011

At the end of fiscal 2011, cash and cash equivalents were $47.5 million, a decrease of $6.9 million from the end of fiscal 2010. Cash flows provided by operating activities increased by $120.4 million in fiscal 2011 to $401.9 million from $281.5 million in fiscal 2010, largely reflecting the increase in net income of $111.8 million in fiscal 2011, to $304.3 million from $192.5 million in fiscal 2010.

The $401.9 million of cash flows provided by operating activities in fiscal 2011 exceeded fiscal 2011's $304.3 million net income by $97.6 million. The excess of cash over net income arose primarily from differences between book and cash taxes and other elements of the working capital deficit, as well as from typical non-cash depreciation and amortization expenses. Net cash used for investing and financing activities combined totaled $397.2 million in fiscal 2011. Investing activities, consisting primarily of capital spending, utilized $45.2 million. Capital spending, which totaled $44.8 million in fiscal 2011, has averaged approximately $30.2 million annually over the last three fiscal years and has consisted primarily of information system and website development expenditures, leasehold improvements and furniture and equipment for meeting locations. Net cash used for financing activities totaled $352.0 million and consisted primarily of payments on the revolving credit facility of $174.0 million and long-term debt repayments of $139.3 million, as well as stock repurchases of $34.9 million and dividend payments to our shareholders of $51.6 million.

Fiscal 2010

At the end of fiscal 2010, cash and cash equivalents were $40.5 million, a decrease of $5.6 million from the end of fiscal 2009. Cash flows provided by operating activities increased by $15.9 million in fiscal 2010 to $281.4 million from $265.5 million in fiscal 2009, largely reflecting the increase in net income of $16.9 million in fiscal 2010, to $194.2 million from $177.3 million in fiscal 2009.

The $281.4 million of cash flows provided by operating activities in fiscal 2010 exceeded fiscal 2010's $194.2 million net income by $87.2 million. The excess of cash over net income arose primarily from differences between book and cash taxes and other elements of the working capital deficit, as well as from typical non-cash depreciation and amortization expenses. Net cash used for investing and financing activities combined totaled $285.5 million in fiscal 2010. Investing activities, consisting primarily of capital spending, utilized $28.6 million. Capital spending, which totaled $22.2 million in fiscal 2010, has averaged approximately $25.7 million annually over the last three fiscal years and has consisted primarily of information system and website development expenditures, leasehold improvements, furniture and equipment for meeting locations. Net cash used for financing activities totaled $256.9 million and consisted primarily of stock repurchases of $106.6 million and dividend payments to our shareholders of $53.4 million, as well as long-term debt payments of $87.9 million.

Fiscal 2009

At the end of fiscal 2009, cash and cash equivalents were $46.1 million, a decrease of $1.2 million from the end of fiscal 2008. Cash flows provided by operating activities were $265.5 million, exceeding fiscal 2009 net income of $177.3 million by $88.2 million. The excess of cash over net income arose primarily from differences between book and cash taxes and typical non-cash depreciation and amortization expenses. Net cash used for investing and financing activities combined totaled $270.6 million. Investing activities, consisting primarily of capital spending, utilized $23.6 million. Net cash used for financing activities totaled $247.0 million, including dividend payments of $54.1 million and long-term debt payments of $194.5 million.

Long-Term Debt

Our credit facilities consist of a term loan facility and a revolving credit facility, or collectively, the WWI Credit Facility. During the second quarter of fiscal 2011, the composition of the WWI Credit Facility changed as a result of us paying off amounts outstanding under certain tranches of the WWI Credit Facility that matured on June 30, 2011. Immediately prior to the change, the term loan facility consisted of two tranche A loans, or Term A Loan and Additional Term A Loan, a tranche B loan, or Term B Loan, a tranche C loan, or Term C Loan, and a tranche D loan, or Term D Loan, and the revolving credit facility, or the Revolver, consisted of two tranches, Revolver I and Revolver II. Immediately prior to the change, the total of the outstanding and available credit under the Revolver was up to $500.0 million, of which the Revolver I was $167.4 million and the Revolver II was $332.6 million.

On June 30, 2011, each of the Term A Loan and Revolver I matured and was paid in full satisfaction of obligations thereunder ($29.1 million and $12.1 million, respectively). Following the maturity and payment in full of obligations under the Term A Loan, the term loan facility consisted of the Additional Term A Loan, the Term B Loan, the Term C Loan and the Term D Loan. Following the maturity and payment in full of obligations under Revolver I, the Revolver consisted solely of Revolver II, with a total of $332.6 million of outstanding and available credit. At the end of fiscal 2011, we had $1,051.8 million outstanding under the WWI Credit Facility. In addition, at the end of fiscal 2011, there was $0 outstanding and $331.6 million available under the Revolver.

At the end of fiscal 2011, 2010 and 2009, our debt consisted entirely of variable-rate instruments. Interest rate swaps are entered into to hedge a portion of the cash flow exposure associated with our variable-rate borrowings. The average interest rate on our debt, exclusive of the impact of swaps, was approximately 2.4%, 2.2% and 1.5% per annum at the end of fiscal 2011, 2010 and 2009, respectively.

The following schedule sets forth our long-term debt obligations (and interest rates, exclusive of the impact of swaps) at December 31, 2011:

Long-Term Debt
At December 31, 2011
(Balances in millions)

	Balance	Alternative Base Rate or LIBOR	Applicable Margin	Interest Rate
Additional Term A Loan due 2013	$ 148.7	0.625%	0.875%	1.500%
Term B Loan due 2014	238.1	0.625%	1.250%	1.875%
Term C Loan due 2015	426.1	0.625%	2.125%	2.750%
Term D Loan due 2016	238.9	0.625%	2.250%	2.875%
Total Debt	1,051.8			
Less Current Portion	124.9			
Total Long-Term Debt	$ 926.9			

The WWI Credit Facility provides that term loans and the Revolver bear interest, at our option, at LIBOR plus an applicable margin per annum or the alternative base rate (as defined in the WWI Credit Facility Agreement) plus an applicable margin per annum. At the end of fiscal 2011, the Additional Term A Loan bore interest at a rate equal to LIBOR plus 0.875% per annum; the Term B Loan bore interest at a rate equal to LIBOR plus 1.25% per annum; the Term C Loan bore interest at a rate equal to LIBOR plus 2.125%; the Term D Loan bore interest at a rate equal to LIBOR plus 2.25% per annum; and the Revolver II bore interest at a rate equal to LIBOR plus 2.25% per annum. In addition to paying interest on outstanding principal under the WWI Credit Facility, at the end of fiscal 2011, we were required to pay a commitment fee to the lenders under the Revolver II with respect to the unused commitments at a rate equal to 0.4375% per annum.

The WWI Credit Facility contains customary covenants including covenants that, in certain circumstances, restrict our ability to incur additional indebtedness, pay dividends on and redeem capital stock, make other payments, including investments, sell our assets and enter into consolidations, mergers and transfers of all or substantially all of our assets. The WWI Credit Facility also requires us to maintain specified financial ratios and satisfy certain financial condition tests. At the end of fiscal 2010, we were in compliance with all of the required financial ratios and also met all of the financial condition tests and expect to continue to do so for the foreseeable future. The WWI Credit Facility contains customary events of default. Upon the occurrence of an event of default under the WWI Credit Facility, the lenders thereunder may cease making loans and declare amounts outstanding to be immediately due and payable. The WWI Credit Facility is guaranteed by certain of our existing and future subsidiaries. Substantially all of our assets collateralize the WWI Credit Facility.

We amended the WWI Credit Facility on June 26, 2009 to allow us to make loan modification offers to all lenders of any tranche of term loans or revolving loans to extend the maturity date of such loans and/or reduce or eliminate the scheduled amortization. Any such loan modifications would be effective only with respect to such tranche of term loans or revolving loans and only with respect to those lenders that accept our offer. Loan modification offers may be accompanied by increased pricing and/or fees payable to accepting lenders. This amendment also provides for up to an additional $200.0 million of incremental term loan financing through the creation of a new tranche of term loans, provided that the aggregate principal amount of such new term loans cannot exceed the amount then outstanding under our existing revolving credit facility. In addition, the proceeds from such new tranche of term loans must be used solely to repay certain outstanding revolving loans and permanently reduce the commitments of certain revolving lenders. In connection with this amendment, we incurred fees of approximately $4.1 million during fiscal 2009.

On April 8, 2010, we amended the WWI Credit Facility pursuant to a loan modification offer to all lenders of all tranches of term loans and revolving loans to, among other things, extend the maturity date of such loans. In connection with this amendment, certain lenders converted a total of $454.5 million of their outstanding term loans under the Term A Loan ($151.8 million) and Additional Term A Loan ($302.7 million) into term loans under the new Term C Loan due 2015 (or 2013, upon the occurrence of certain events described in the WWI Credit Facility agreement), and a total of $241.9 million of their outstanding term loans under the Term B Loan into term loans under the new Term D Loan due 2016. In addition, certain lenders converted a total of $332.6 million of their outstanding Revolver I commitments into commitments under the new Revolver II which terminates in 2014 (or 2013, upon the occurrence of certain events described in the WWI Credit Facility agreement), including a proportionate amount of their outstanding Revolver I loans into Revolver II loans. Following these conversions of a total of $1,029.0 million of loans and commitments, at April 8, 2010, we had the same amount of debt outstanding under the WWI Credit Facility and amount of availability under the Revolver as we had immediately prior to such conversions. In connection, with this loan modification offer, we incurred fees of approximately $11.5 million during the second quarter of fiscal 2010.

We expect to fund the purchase of shares under the Pending Tender Offer and the Pending Share Repurchase through new borrowings under an amendment and extension to the WWI Credit Facility which is anticipated to include new term loans in an aggregate amount of $1.5 billion. We also expect to seek extensions to the maturities in the existing WWI Credit Facility.

Dividends

We have issued a quarterly cash dividend of $0.175 per share of our common stock every quarter for the past several fiscal years. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors, after taking into account our financial results, capital requirements and other factors it may deem relevant. Our Board of Directors may decide at any time to increase or decrease the amount of dividends or discontinue the payment of dividends based on these factors. The WWI Credit Facility also contains restrictions on our ability to pay dividends on our common stock.

The WWI Credit Facility provides that we are permitted to pay dividends and extraordinary dividends, as well as repurchase shares of our common stock, so long as we are not in default under the WWI Credit Facility agreement. However, payment of extraordinary dividends and stock repurchases shall not exceed $150.0 million in the aggregate in any fiscal year if net debt to EBITDA (as defined in the WWI Credit Facility agreement) is greater than or equal to 3.75:1 and an investment grade rating date (as defined in the WWI Credit Facility agreement) has not occurred. We do not expect this restriction to impair our ability to pay dividends or make stock repurchases, but it could do so.

Contractual Obligations

We are obligated under non-cancelable operating leases primarily for office and rent facilities. Consolidated rent expense charged to operations under all our leases for fiscal 2011 was approximately $36.5 million.

The following table summarizes our future contractual obligations as of the end of fiscal 2011:

		Payment Due by Period			
	Total	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**More than 5 Years**
			(in millions)		
Long-Term Debt[1]					
Principal	$1,051.8	$124.9	$343.7	$583.2	$ —
Interest	78.7	18.5	45.4	14.8	—
Operating leases	93.6	25.4	35.0	22.8	10.4
Other long-term obligations[2]	3.5	0.7	1.2	1.3	0.3
Total	$1,227.6	$169.5	$425.3	$622.1	$10.7

(1) Due to the fact that all of our debt is variable rate based, we have assumed for purposes of this table that the interest rate on all of our debt as of the end of fiscal 2011 remains constant for all periods presented.

(2) "Other long-term obligations" primarily consist of deferred rent costs. The provision for income tax contingencies included in other long-term liabilities on the consolidated balance sheet is not included in the table above due to the fact that the Company is unable to estimate the timing of payment for this liability.

We currently plan to meet our long-term debt obligations by using cash flows provided by operating activities and opportunistically using other means to repay or refinance our obligations as we determine appropriate. We believe that cash flows from operating activities, together with borrowings available under our Revolver, will be sufficient for the next 12 months to fund currently anticipated capital expenditure requirements, debt service requirements and working capital requirements. We expect to fund the purchases in the Pending Tender Offer and the Pending Share Repurchase through new borrowings under an amended and extended version of our existing credit facilities that we are currently negotiating.

Franchise Acquisitions

There have been no key franchise acquisitions since fiscal 2008.

China Joint Venture

In February 2008, we entered into a joint venture with Groupe DANONE S.A. to establish a weight management business in the People's Republic of China. The joint venture, 51% owned by us and 49% owned by Groupe DANONE, commenced retail operations in China in September 2008.

In April 27, 2011, we acquired the 49% minority equity interest in the joint venture for consideration of $1,000. Effective the date of the acquisition of the minority equity interest, we own 100% of the joint venture.

Stock Transactions

On October 9, 2003, our Board of Directors authorized a program to repurchase up to $250.0 million of our outstanding common stock. On each of June 13, 2005, May 25, 2006 and October 21, 2010, our Board of Directors authorized adding $250.0 million to this program. Under this program, we will not purchase shares held by Artal. This program currently has no expiration date. As of fiscal year-end 2011, $208.9 million remains available to purchase shares of our common stock under this program. From fiscal 2003 through fiscal 2011, we purchased 20.1 million shares of our common stock in the open market for a total purchase price of $791.1 million. No shares were repurchased in fiscal 2009.

On December 18, 2006, we commenced the 2007 Tender Offer in which we sought to acquire up to 8.3 million shares of our common stock at a price between $47.00 and $54.00 per share. Prior to the 2007 Tender Offer, we entered into an agreement with Artal whereby Artal agreed to sell to us, at the same price as was determined in the 2007 Tender Offer, the number of its shares of our common stock necessary to keep its percentage ownership in us at substantially the same level after the 2007 Tender Offer. Artal also agreed not to participate in the 2007 Tender Offer so that it would not affect the determination of the price in the 2007 Tender Offer. The 2007 Tender Offer expired at midnight on January 18, 2007, and on January 26, 2007 we repurchased approximately 8.5 million shares at a price of $54.00 per share. These repurchased shares were comprised of 8.3 million shares that we offered to purchase and approximately 0.2 million shares purchased pursuant to our right to purchase up to an additional 2% of the outstanding shares as of November 30, 2006. On February 2, 2007, we repurchased approximately 10.5 million of Artal's shares at a purchase price of $54.00 per share pursuant to our prior agreement with Artal. In January 2007, we amended and supplemented our revolving credit facility to finance these repurchases.

On February 23, 2012, we commenced the Pending Tender Offer in which we are seeking to acquire up to $720 million of our common stock at a price between $72.00 and $83.00 per share. Prior to the Pending Tender Offer, we entered into an agreement with Artal Holdings whereby Artal Holdings agreed to sell us, at the same price as determined in the Pending Tender Offer, the number of its shares of our common stock necessary to keep its current percentage ownership in us at substantially the same level after the Pending Tender Offer. Artal Holdings also agreed not to participate in the Pending Tender Offer so that it would not affect the determination of the price in the Pending Tender Offer. The Pending Tender Offer will expire at midnight, New York time, on March 22, 2012, unless we extend it. We have reserved the right to purchase up to an additional 2% of our shares outstanding without amending or extending the Pending Tender Offer. We expect to fund the purchases in the Pending Tender Offer and the Pending Share Repurchase through new borrowings under an amended and extended version of our existing credit facilities that we are currently negotiating. Shares of our common stock purchased pursuant to the Pending Tender Offer and the Pending Share Repurchase will not reduce our existing repurchase program.

Factors Affecting Future Liquidity

Any future acquisitions, joint ventures or other similar transactions could require additional capital and we cannot be certain that any additional capital will be available on acceptable terms or at all. Our ability to fund our capital expenditure requirements, interest, principal and dividend payment obligations and working capital requirements and to comply with all of the financial covenants under our debt agreements depends on our future operations, performance and cash flow. These are subject to prevailing economic conditions and to financial, business and other factors, some of which are beyond our control.

Off-Balance Sheet Transactions

As part of our ongoing business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes, such as entities often referred to as structured finance or special purpose entities.

Related Parties

For a discussion of related party transactions affecting us, see "Item 12. Certain Relationships and Related Transactions, and Director Independence" in Part III of this Annual Report on Form 10-K.

Seasonality

Our business is seasonal, with revenues generally decreasing at year end and during the summer months. Our operating income for the first half of the year is generally the strongest. Our advertising schedule supports the three key enrollment-generating seasons of the year: winter, spring and fall, with winter having the highest concentration of advertising spending. The timing of certain holidays, particularly Easter, which precedes the spring marketing campaign and occurs between March 22 and April 25, may affect our results of operations and the year-to-year comparability of our results. For example, in fiscal 2009, Easter fell on April 12, which meant that our spring marketing campaign began in the second quarter of fiscal 2009 as opposed to beginning in the first quarter as it did in fiscal 2008. The introduction of Monthly Pass in the meetings business has resulted in less seasonality with regard to our meeting fee revenues because its revenues are amortized over the related subscription period. While WeightWatchers.com experiences seasonality similar to the meetings business in terms of new subscriber sign-ups, its revenue tends to be less seasonal because it amortizes subscription revenue over the related subscription period.

Recently Issued Accounting Pronouncements

In September 2011, the Financial Accounting Standards Board, or the FASB, issued updated guidance on the periodic testing of goodwill for impairment. This guidance will allow companies to assess qualitative factors to determine if it is more-likely-than-not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. This guidance is applicable for fiscal years beginning after December 15, 2011, with early adoption permitted. The adoption of this guidance is not expected to have a material effect on our consolidated financial position, results of operations or cash flows.

In June 2011, the FASB issued authoritative guidance requiring companies to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The provisions of the guidance are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. In December 2011, the FASB issued an amendment deferring the effective date for the presentation of reclassification adjustments out of accumulated other comprehensive income. Since the guidance amends the disclosure requirements concerning comprehensive income, its adoption will not affect our consolidated financial position, results of operations or cash flows.

In May 2011, the FASB issued authoritative fair value guidance entitled "Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs". Some of the amendments included in the guidance clarify the FASB's intent about the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. This guidance is effective for interim and annual periods beginning after December 15, 2011. We are currently evaluating the full impact of this guidance, but do not expect it to have a material impact on the disclosures in our consolidated financial statements in future filings.

In January 2010, the FASB issued authoritative guidance revising certain disclosure requirements concerning fair value measurements. The guidance requires an entity to disclose separately significant transfers into and out of Levels 1 and 2 of the fair value hierarchy and to disclose the reasons for such transfers. It also requires the presentation of purchases, sales, issuances and settlements within Level 3, on a gross basis rather than a net basis. These new disclosure requirements were effective for the Company beginning with its first fiscal quarter of 2010, except for the additional disclosure of Level 3 activity, which is effective for fiscal years beginning after December 15, 2010. We did not have any such transfers into and out of Levels 1 and 2 during the twelve months ended January 1, 2011. We adopted the guidance based on its effective dates. The adoption of the guidance did not have a material impact on the disclosures in our consolidated financial statements.

In October 2009, new revenue recognition guidance was issued regarding arrangements with multiple deliverables. The new guidance permits companies to recognize revenue from certain deliverables earlier than previously permitted, if certain criteria are met. The new guidance was effective for fiscal years beginning on or after June 15, 2010 and did not have a material impact on our financial position, results of operations or cash flows.

Subsequent Events

On February 23, 2012, we commenced the Pending Tender Offer in which we are seeking to acquire up to $720 million of our common stock at a price between $72.00 and $83.00 per share. Prior to the Pending Tender Offer, we entered into an agreement with Artal Holdings whereby Artal Holdings agreed to sell us, at the same price as determined in the Pending Tender Offer, the number of its shares of our common stock necessary to keep its current percentage ownership in us at substantially the same level after the Pending Tender Offer. Artal Holdings also agreed not to participate in the Pending Tender Offer so that it would not affect the determination of the price in the Pending Tender Offer. The Pending Tender Offer will expire at midnight, New York time, on March 22, 2012, unless we extend it. We have reserved the right to purchase up to an additional 2% of our shares outstanding without amending or extending the Pending Tender Offer. We expect to fund the purchases in the Pending Tender Offer and the Pending Share Repurchase through new borrowings under an amended and extended version of our existing credit facilities that we are currently negotiating.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks relating to interest rate changes and foreign currency fluctuations. As of the end of fiscal 2011, other than as described below, there have been no material changes to the Company's exposure to market risk since the end of fiscal 2010.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates to interest expense of variable rate debt. As of the end of fiscal 2011, we had entered into interest rate swaps with notional amounts totaling $800.0 million to hedge a substantial portion of our variable rate debt. Our interest rate swap that went effective on January 4, 2010 and terminates on January 27, 2014 had an initial notional amount of $425.0 million, which amount will fluctuate during the term of that swap to a maximum of $755.0 million. Changes in the fair value of these derivatives will be recorded each period in earnings for non-qualifying derivatives or accumulated other comprehensive income (loss) for qualifying derivatives.

Based on the amount of our variable rate debt and interest rate swap agreements as of the end of fiscal 2011, a hypothetical 50 basis point increase or decrease in interest rates on our variable rate debt would increase or decrease our annual interest expense by approximately $1.3 million.

Foreign Currency Risk

Other than inter-company transactions between our domestic and foreign entities, we generally do not have significant transactions that are denominated in a currency other than the functional currency applicable to each entity. As a result, substantially all of our revenues and expenses, other than those of WeightWatchers.com, in each jurisdiction in which we operate are in the same functional currency. In general, we are a net receiver of currencies other than the US dollar. Accordingly, changes in exchange rates may negatively affect our revenues and gross margins as expressed in US dollars. In the future, we may enter into forward and swap contracts to hedge transactions denominated in foreign currencies to reduce the currency risk associated with fluctuating exchange rates. Realized and unrealized gains and losses from any of these transactions may be included in net income for the period.

Fluctuations in currency exchange rates, particularly with respect to the euro and pound sterling, may impact our shareholders' equity. The assets and liabilities of our non-US subsidiaries are translated into US dollars at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated into US dollars at the average exchange rate for the period. The resulting translation adjustments are recorded in shareholders' equity as a component of accumulated other comprehensive income (loss). In addition, exchange rate fluctuations will cause the US dollar translated amounts to change in comparison to prior periods.

Item 8. Financial Statements and Supplementary Data

This information is incorporated by reference to our consolidated financial statements on pages F-1 through F-29 and our financial statement schedule on page S-1, including the report thereon of PricewaterhouseCoopers LLP on page F-2.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation and subject to the foregoing, our principal executive officer and principal financial officer concluded that the design and operation of our disclosure controls and procedures are effective at the reasonable assurance level.

Internal Control Over Financial Reporting

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011, the end of fiscal 2011. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, our management, under the supervision and with the participation of our principal executive officer and principal financial officer, concluded that, as of December 31, 2011, our internal control over financial reporting was effective based on those criteria.

The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears on page F-2 to our consolidated financial statements.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the most recent fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Items 10, 11, 12, 13 and 14. Directors, Executive Officers and Corporate Governance; Executive Compensation; Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters; Certain Relationships and Related Transactions, and Director Independence; Principal Accountant Fees and Services

Information called for by Items 10, 11, 12, 13 and 14 of Part III of this Annual Report on Form 10-K is incorporated by reference from our definitive Proxy Statement to be filed in connection with our 2012 Annual Meeting of Shareholders pursuant to Regulation 14A, except that (i) the information regarding our executive officers called for by Item 401(b) of Regulation S-K has been included in Part I of this Annual Report on Form 10-K; and (ii) the information regarding certain Company equity compensation plans called for by Item 201(d) of Regulation S-K is set forth below.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes our equity compensation plan information as of December 31, 2011:

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights[1] (a)	Weighted-average exercise price of outstanding options, warrants and rights[2] (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))[3] (c)
Equity compensation plans approved by security holders	2,252,568	$32.51	2,767,670
Equity compensation plans not approved by security holders	—	—	—
Total	2,252,568	$32.51	2,767,670

(1) Consists of 2,024,625 shares of our common stock issuable upon the exercise of outstanding options and 227,943 shares of our common stock issuable upon the vesting of restricted stock units awarded under our 2008 Stock Incentive Plan, or 2008 Plan, our 2004 Stock Incentive Plan, or 2004 Plan, and our 1999 Stock Purchase and Option Plan, or 1999 Plan.

(2) Includes weighted-average exercise price of stock options outstanding of $36.17 and restricted stock units of $0.

(3) Consists of shares of our common stock issuable under our 2008 Plan and 2004 Plan pursuant to various awards the Compensation and Benefits Committee may make, including non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock units, restricted stock and other equity-based awards. Our 1999 Plan terminated on December 16, 2009 pursuant to its terms and in connection with such termination no additional securities can be issued under the plan. Pursuant to the terms of our 2008 Plan, the number of shares of our common stock available for issuance under the 2008 Plan was increased by 550,272 shares, the remaining number of shares of our common stock with respect to which awards could be granted under the 1999 Plan upon its termination.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics for our officers, including our principal executive officer, principal financial officer, principal accounting officer and controller, and our employees and directors. Our Code of Business Conduct and Ethics is available on our website at www.weightwatchersinternational.com.

In addition to any disclosures required under the Exchange Act, the date and nature of any substantive amendment of our Code of Business Conduct and Ethics or waiver thereof applicable to any of our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions, and that relates to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K of the Exchange Act, will be disclosed on our website at www.weightwatchersinternational.com within four business days of the date of such amendment or waiver. In the case of a waiver, the name of the person to whom the waiver was granted will also be disclosed on our website within four business days of the date of such waiver.

PART IV

Item 15. Exhibits and Financial Statement Schedules

1. Financial Statements

The financial statements listed in the Index to Financial Statements and Financial Statement Schedule on page F-1 are filed as part of this Annual Report on Form 10-K.

2. Financial Statement Schedule

The financial statement schedule listed in the Index to Financial Statements and Financial Statement Schedule on page F-1 is filed as part of this Annual Report on Form 10-K.

3. Exhibits

The exhibits listed in the Exhibit Index are filed as part of this Annual Report on Form 10-K.

WEIGHT WATCHERS INTERNATIONAL, INC. AND SUBSIDIARIES
INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE COVERED BY REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Items 15(a) (1) & (2)

All other schedules are omitted for the reason that they are either not required, not applicable, not material or the information is included in the consolidated financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Weight Watchers International, Inc.:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) on page F-1 present fairly, in all material respects, the financial position of Weight Watchers International, Inc. and its subsidiaries (the "Company") at December 31, 2011 and January 1, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) on page F-1 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
New York, New York
February 28, 2012

WEIGHT WATCHERS INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AT
(IN THOUSANDS)

	December 31, 2011	January 1, 2011
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 47,469	$ 40,534
Receivables (net of allowances: December 31, 2011—$5,315 and January 1, 2011—$5,191)	47,175	43,722
Inventories, net	53,437	40,571
Prepaid income taxes	3,071	11,619
Deferred income taxes	24,612	19,800
Prepaid expenses and other current assets	38,762	34,196
TOTAL CURRENT ASSETS	214,526	190,442
Property and equipment, net	41,072	30,930
Franchise rights acquired	764,026	765,864
Goodwill	50,012	51,425
Trademarks and other intangible assets, net	37,461	29,962
Deferred financing costs, net	8,720	13,391
Other noncurrent assets	5,811	9,973
TOTAL ASSETS	$ 1,121,628	$ 1,091,987
LIABILITIES AND TOTAL DEFICIT		
CURRENT LIABILITIES		
Portion of long-term debt due within one year	$ 124,933	$ 197,524
Accounts payable	60,810	39,589
Dividend payable	13,145	13,158
Salaries and wages payable	62,705	48,443
UK Self-employment liability	43,671	40,782
Derivative payable	24,613	39,753
Other accrued liabilities	80,572	86,198
Deferred revenue	83,758	73,688
TOTAL CURRENT LIABILITIES	494,207	539,135
Long-term debt	926,868	1,167,561
Deferred income taxes	100,723	62,807
Other	9,596	13,208
TOTAL LIABILITIES	1,531,394	1,782,711
Commitments and contingencies (Note 13)		
TOTAL DEFICIT		
Common stock, $0 par value; 1,000,000 shares authorized; 111,988 shares issued	0	0
Treasury stock, at cost, 38,389 shares at December 31, 2011 and 38,618 shares at January 1, 2011	(1,793,983)	(1,794,066)
Retained earnings	1,378,616	1,103,817
Accumulated other comprehensive income (loss)	5,601	(4,517)
TOTAL WEIGHT WATCHERS INTERNATIONAL, INC. DEFICIT	(409,766)	(694,766)
Noncontrolling interest	0	4,042
TOTAL DEFICIT	(409,766)	(690,724)
TOTAL LIABILITIES AND TOTAL DEFICIT	$ 1,121,628	$ 1,091,987

The accompanying notes are an integral part of the consolidated financial statements.

WEIGHT WATCHERS INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME FOR THE FISCAL YEARS ENDED
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	December 31, 2011	January 1, 2011	January 2, 2010
	(52 weeks)	(52 weeks)	(52 weeks)
Meeting fees, net	$ 990,296	$ 819,646	$ 817,523
Product sales and other, net	429,365	393,635	385,405
Internet revenues	399,495	238,756	195,985
Revenues, net	1,819,156	1,452,037	1,398,913
Cost of meetings, products and other	716,311	621,679	634,932
Cost of Internet revenues	55,705	39,728	36,007
Cost of revenues	772,016	661,407	670,939
Gross profit	1,047,140	790,630	727,974
Marketing expenses	292,350	217,120	200,479
Selling, general and administrative expenses	208,462	183,165	170,845
Operating income	546,328	390,345	356,650
Interest expense	59,850	76,204	66,722
Other expense (income), net	3,386	963	(228)
Income before income taxes	483,092	313,178	290,156
Provision for income taxes	178,748	120,656	115,585
Net income	304,344	192,522	174,571
Net loss attributable to the noncontrolling interest	523	1,713	2,773
Net income attributable to Weight Watchers International, Inc.	$ 304,867	$ 194,235	$ 177,344
Earnings Per Share attributable to Weight Watchers International, Inc.			
Basic	$ 4.16	$ 2.57	$ 2.30
Diluted	$ 4.11	$ 2.56	$ 2.30
Weighted average common shares outstanding			
Basic	73,344	75,661	77,004
Diluted	74,131	75,880	77,117
Dividends declared per common share	$ 0.70	$ 0.70	$ 0.70

The accompanying notes are an integral part of the consolidated financial statements.

WEIGHT WATCHERS INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL DEFICIT
(IN THOUSANDS)

	Weight Watchers International, Inc.							
	Common Stock		Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Noncontrolling Interest	Total
	Shares	Amount	Shares	Amount				
Balance at January 3, 2009	111,988	$0	35,067	$(1,684,828)	$(28,933)	$ 826,245	$ 527	$(886,989)
Investment by noncontrolling interest							5,488	5,488
Comprehensive Income:								
Net income / (loss)						177,344	(2,773)	174,571
Translation adjustment, net of taxes of ($4,891)					7,659			7,659
Changes in fair value of derivatives accounted for as hedges, net of taxes of ($8,690)					13,591			13,591
Total Comprehensive Income							(2,773)	195,821
Issuance of treasury stock under stock plans			(120)	485		(1,654)		(1,169)
Tax shortfall of restricted stock units vested and stock options exercised						(1,229)		(1,229)
Cash dividends declared						(53,988)		(53,988)
Compensation expense on share-based awards						8,796		8,796
Balance at January 2, 2010	111,988	$0	34,947	$(1,684,343)	$ (7,683)	$ 955,514	$ 3,242	$(733,270)
Investment by noncontrolling interest							2,513	2,513
Comprehensive Income:								
Net income / (loss)						194,235	(1,713)	192,522
Translation adjustment, net of taxes of ($2,269)					3,549			3,549
Changes in fair value of derivatives accounted for as hedges, net of taxes of $245					(383)			(383)
Total Comprehensive Income							(1,713)	195,688
Issuance of treasury stock under stock plans			(68)	267		(731)		(464)
Tax shortfall of restricted stock units vested and stock options exercised						(1,067)		(1,067)
Cash dividends declared						(52,746)		(52,746)
Purchase of treasury stock			3,739	(109,990)				(109,990)
Compensation expense on share-based awards						8,612		8,612
Balance at January 1, 2011	111,988	$0	38,618	$(1,794,066)	$ (4,517)	$1,103,817	$ 4,042	$(690,724)
Purchase of noncontrolling interest						$ (953)	(3,519)	(4,472)
Comprehensive Income:								
Net income / (loss)						304,867	(523)	304,344
Translation adjustment, net of taxes of $433					(678)			(678)
Changes in fair value of derivatives accounted for as hedges, net of taxes of $(6,902)					10,796			10,796
Total Comprehensive Income							(523)	314,462
Issuance of treasury stock under stock plans			(1,042)	31,633		8,337		39,970
Tax benefit of restricted stock units vested and stock options exercised						5,093		5,093
Cash dividends declared						(51,612)		(51,612)
Purchase of treasury stock			813	(31,550)				(31,550)
Compensation expense on share-based awards						9,067		9,067
Balance at December 31, 2011	111,988	$0	38,389	(1,793,983)	5,601	1,378,616	$ 0	$(409,766)

The accompanying notes are an integral part of the consolidated financial statements.

WEIGHT WATCHERS INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE FISCAL YEARS ENDED
(IN THOUSANDS)

	December 31, 2011 (52 Weeks)	January 1, 2011 (52 Weeks)	January 2, 2010 (52 Weeks)
Operating activities:			
Net income	$ 304,344	$ 192,522	$ 174,571
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	30,995	29,012	27,875
Amortization of deferred financing costs	4,825	4,659	2,097
Share-based compensation expense	9,067	8,612	8,796
Deferred tax provision	25,291	22,280	38,392
Allowance for doubtful accounts	1,441	2,840	1,220
Reserve for inventory obsolescence, other	13,203	7,917	7,928
Foreign currency exchange rate (gain)/loss	(80)	439	(208)
Loss on disposal of assets	500	0	0
Loss on investment	3,585	0	0
Other items, net	105	(595)	(480)
Changes in cash due to:			
Receivables	(3,482)	(6,964)	(1,322)
Inventories	(24,456)	(15,490)	1,624
Prepaid expenses	2,531	14,027	7,651
Accounts payable	17,495	11,855	(5,878)
UK VAT liability	0	(32,486)	(13,474)
UK self-employment liability	2,931	4,081	36,660
Accrued liabilities	6,587	29,822	(10,055)
Deferred revenue	10,555	5,356	6,118
Income taxes	(3,548)	3,597	(16,009)
Cash provided by operating activities	401,889	281,484	265,506
Investing activities:			
Capital expenditures	(21,750)	(9,137)	(12,349)
Capitalized software expenditures	(23,086)	(13,057)	(11,090)
Other items, net	(374)	(6,452)	(188)
Cash used for investing activities	(45,210)	(28,646)	(23,627)
Financing activities:			
Net (payments)/borrowings on revolver	(174,000)	46,000	(32,000)
Payments on long-term debt	(139,285)	(133,915)	(162,500)
Payment of dividends	(51,624)	(53,409)	(54,078)
Tax benefit of restricted stock units vested and stock options exercised	5,831	60	126
Deferred financing costs	0	(11,483)	(4,058)
Payments to acquire treasury stock	(34,924)	(106,617)	0
Proceeds from stock options exercised	42,040	39	50
Investment and advances from noncontrolling interest	0	2,513	5,496
Cash used for financing activities	(351,962)	(256,812)	(246,964)
Effect of exchange rate changes on cash and cash equivalents and other	2,218	(1,629)	3,900
Net increase/(decrease) in cash and cash equivalents	6,935	(5,603)	(1,185)
Cash and cash equivalents, beginning of fiscal year	40,534	46,137	47,322
Cash and cash equivalents, end of fiscal year	$ 47,469	$ 40,534	$ 46,137

The accompanying notes are an integral part of the consolidated financial statements.

WEIGHT WATCHERS INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1. Basis of Presentation

The accompanying consolidated financial statements include the accounts of Weight Watchers International, Inc. and all of its subsidiaries. The term "Company" as used throughout these notes is used to indicate Weight Watchers International, Inc. and all of its businesses consolidated for purposes of its financial statements. The term "WWI" as used throughout these notes is used to indicate Weight Watchers International, Inc. and all of the Company's businesses other than WW.com. The term "WW.com" as used throughout these notes is used to indicate WeightWatchers.com, Inc. and all of the Company's Internet-based businesses.

As further discussed in Note 3, effective with its formation in February 2008, the Company consolidated the financial statements of Weight Watchers Danone China Limited.

2. Summary of Significant Accounting Policies

Fiscal Year:

The Company's fiscal year ends on the Saturday closest to December 31st and consists of either 52 or 53-week periods. Fiscal years 2011, 2010 and 2009 each contained 52 weeks. WW.com's fiscal year ends on December 31st of each year. This difference in fiscal years does not have a material effect on the consolidated financial statements.

Use of Estimates:

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates and judgments, including those related to inventories, the impairment analysis for goodwill and other indefinite-lived intangible assets, share-based compensation, income taxes, tax contingencies and litigation. The Company bases its estimates on historical experience and on various other factors and assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual amounts could differ from these estimates.

Translation of Foreign Currencies:

For all foreign operations, the functional currency is the local currency. Assets and liabilities of these operations are translated into US dollars using the exchange rate in effect at the end of each reporting period. Income statement accounts are translated at the average rate of exchange prevailing during each reporting period. Translation adjustments arising from the use of differing exchange rates from period to period are included in accumulated other comprehensive income (loss).

Foreign currency gains and losses arising from the translation of intercompany receivables with the Company's international subsidiaries are recorded as a component of other expense (income), net, unless the receivable is considered long-term in nature, in which case the foreign currency gains and losses are recorded as a component of comprehensive income (loss).

Cash Equivalents:

Cash and cash equivalents are defined as highly liquid investments with original maturities of three months or less. Cash balances may, at times, exceed insurable amounts. The Company believes it mitigates this risk by investing in or through major financial institutions.

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Inventories:

Inventories, which consist of finished goods, are stated at the lower of cost or market on a first-in, first-out basis, net of reserves for obsolescence and shrinkage.

Property and Equipment:

Property and equipment are recorded at cost. For financial reporting purposes, equipment is depreciated on the straight-line method over the estimated useful lives of the assets (3 to 10 years). Leasehold improvements are amortized on the straight-line method over the shorter of the term of the lease or the useful life of the related assets. Expenditures for new facilities and improvements that substantially extend the useful life of an asset are capitalized. Ordinary repairs and maintenance are expensed as incurred. When assets are retired or otherwise disposed of, the cost and related depreciation are removed from the accounts and any related gains or losses are included in income.

Impairment of Long Lived Assets:

The Company reviews long-lived assets, including amortizable intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable.

Goodwill and Intangible Assets:

Finite-lived intangible assets are amortized using the straight-line method over their estimated useful lives of 3 to 20 years. The Company reviews goodwill and other indefinite-lived intangible assets, including franchise rights acquired, for potential impairment on at least an annual basis or more often if events so require. The Company performed fair value impairment testing as of the end of fiscal 2011 and fiscal 2010 on its goodwill and other indefinite-lived intangible assets and determined that the carrying amounts of these assets did not exceed their respective fair values, and therefore, no impairment existed. When determining fair value, the Company utilizes various assumptions, including projections of future cash flows, growth rates and discount rates. A change in these underlying assumptions will cause a change in the results of the tests and, as such, could cause fair value to be less than the carrying amounts. In the event such a decrease occurred, the Company would be required to record a corresponding charge, which would impact earnings. The Company would also be required to reduce the carrying amounts of the related assets on its balance sheet. The Company continues to evaluate these estimates and assumptions and believes that these assumptions are appropriate.

In performing the impairment analysis for franchise rights acquired, the fair value for the Company's franchise rights acquired is estimated using a discounted cash flow approach. This approach involves projecting future cash flows attributable to the franchise rights acquired and discounting those estimated cash flows using an appropriate discount rate. The estimated fair value is then compared to the carrying value of the unit of accounting for those franchise rights. In determining the appropriate unit of accounting, the Company has concluded that the unit of accounting for each franchise right acquired is the country corresponding to the acquired franchise territory. The carrying values of these franchise rights acquired in the United States, Canada, United Kingdom, Australia/New Zealand and other countries at December 31, 2011 were $656,638, $70,688, $16,575, $15,171 and $4,954, respectively, totaling $764,026.

The Company estimates future cash flows for each unit of accounting by utilizing the historical cash flows attributable to the rights in that country and then applying a growth rate using a blend of the historical operating

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

income growth rates for such country and expected future operating income growth rates for such country. The Company utilizes operating income as the basis for measuring its potential growth because it believes it is the best indicator of the performance of its business. For fiscal 2011, the blended growth rates used in the Company's discounted cash flow analysis ranged from approximately 3% to approximately 20%. For fiscal 2010, the blended growth rates used in the Company's discounted cash flow analysis ranged from approximately 5% to approximately 26%. The Company then discounts the estimated future cash flows utilizing a discount rate. The discount rate is calculated using the average cost of capital, which includes the cost of equity and the cost of debt. The cost of equity is determined by combining a risk-free rate of return and a market risk premium. The risk-free rate of return is generally determined based on the average rate of long-term Treasury securities. The market risk premium is generally determined by reviewing external market data. When appropriate, the Company further adjusts the resulting combined rate to account for certain entity-specific factors such as maturity of the market in order to determine the utilized discount rate. The cost of debt is the Company's average borrowing rate for the period. The discount rates used in the Company's fiscal 2011 year-end impairment test and fiscal 2010 year-end impairment test averaged approximately 11.3% and 10.5%, respectively.

At the end of fiscal 2011, the Company estimated that approximately 90% of the carrying value of its franchise rights acquired had a fair value of at least three times their respective carrying amounts. In the United States, the region which held approximately 86% of the franchise rights acquired, the aggregate fair value of the Company's franchise rights acquired was approximately three times the aggregate carrying value. Given that there is a significant difference between the fair value and carrying value of the Company's franchise rights acquired, the Company believes there are currently no reasonably likely changes in assumptions that would cause an impairment.

The Company expenses all software costs (including website development costs) incurred during the preliminary project stage and capitalizes all internal and external direct costs of materials and services consumed in developing software (including website development costs), once the development has reached the application development stage. Application development stage costs generally include software configuration, coding, installation to hardware and testing. These costs are amortized over their estimated useful life of 3 years for website development costs and from 3 to 5 years for all other software costs. All costs incurred for upgrades, maintenance and enhancements, including the cost of website content, which do not result in additional functionality, are expensed as incurred.

Revenue Recognition:

WWI earns revenue by conducting meetings, selling products in its meetings and to its franchisees, collecting commissions from franchisees, collecting royalties related to licensing agreements and selling advertising space in and copies of its magazines. WWI charges non-refundable registration fees in exchange for an introductory information session and materials it provides to new members in its meetings business. Revenue from these registration fees is recognized when the service and products are provided, which is generally at the same time payment is received from the customer. Revenue from meeting fees, product sales, commissions and royalties is recognized when services are rendered, products are shipped to customers and title and risk of loss pass to the customers, and commissions and royalties are earned. Advertising revenue is recognized when advertisements are published. Revenue from magazine sales is recognized when the magazine is sent to the customer. Deferred revenue, consisting of prepaid meeting fees, such as Monthly Pass, and magazine subscription revenue, is amortized into revenue over the period earned. Discounts to customers, including free registration offers, are recorded as a deduction from gross revenue in the period such revenue was recognized.

WW.com primarily generates revenue from monthly subscriptions for its Internet subscription products. Subscription fee revenues are recognized over the period that products are provided. One-time sign-up fees are deferred and recognized over the expected customer relationship period. Subscription fee revenues that are paid in advance are deferred and recognized on a straight-line basis over the subscription period. Online advertising revenue is recognized when the advertisement is viewed by the user of the website.

The Company grants refunds in aggregate amounts that historically have not been material. Because the period of payment of the refund generally approximates the period revenue was originally recognized, refunds are recorded as a reduction of revenue when paid.

Advertising Costs:

Advertising costs consist primarily of national and local direct mail, television, online media and spokesperson's fees. All costs related to advertising are expensed in the period incurred, except for media production related costs, which are expensed the first time the advertising takes place. Total advertising expenses for the fiscal years ended December 31, 2011, January 1, 2011 and January 2, 2010 were $283,674, $208,604 and $190,999, respectively.

Income Taxes:

Deferred income tax assets and liabilities result primarily from temporary differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which differences are expected to reverse. If it is more likely than not that some portion of a deferred tax asset will not be realized, a valuation allowance is recognized. The Company considers historic levels of income, estimates of future taxable income and feasible tax planning strategies in assessing the need for a tax valuation allowance.

In addition, assets and liabilities acquired in purchase business combinations are assigned their fair values and deferred taxes are provided for lower or higher tax bases.

Derivative Instruments and Hedging:

The Company is exposed to certain risks related to its ongoing business operations, primarily interest rate risk and foreign currency risk. The primary risk managed by using derivative instruments is interest rate risk. Interest rate swaps are entered into to hedge a portion of the cash flow exposure associated with the Company's variable-rate borrowings. The Company does not use any derivative instruments for trading or speculative purposes.

The Company recognizes the fair value of all derivative instruments as either assets or liabilities on the balance sheet. The Company has designated and accounted for interest rate swaps as cash flow hedges of its variable-rate borrowings. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative is reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings in the periods during which the hedged transactions affect earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

The fair value of the Company's interest rate swaps is reported in derivative payable and prepaid expenses and other current assets on its balance sheet. See Note 15 for a further discussion regarding the fair value of the Company's interest rate swaps. The net effect of the interest payable and receivable under the Company's interest rate swaps is included in interest expense on the statement of income.

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Investments:

The Company uses the cost method to account for investments in which it holds 20% or less of the investee's voting stock and over which it does not have significant influence.

Deferred Financing Costs:

Deferred financing costs consist of fees paid by the Company as part of the establishment, exchange and/or modification of the Company's long-term debt. During the fiscal year ended January 1, 2011, the Company incurred deferred financing costs of $11,483 associated with the refinancing of the WWI Credit Facility (as defined in Note 6). Such costs are being amortized using the straight-line method over the term of the related debt. Amortization expense for the fiscal years ended December 31, 2011, January 1, 2011 and January 2, 2010 was $4,825, $4,659 and $2,097, respectively.

Comprehensive Income:

Comprehensive income represents the change in shareholders' deficit resulting from transactions other than shareholder investments and distributions. The Company's comprehensive income includes net income, changes in the fair value of derivative instruments and the effects of foreign currency translations. At December 31, 2011 and January 1, 2011, the cumulative balance of changes in fair value of derivative instruments, net of taxes, was $(13,322) and $(24,118), respectively. At December 31, 2011 and January 1, 2011, the cumulative balance of the effects of foreign currency translations, net of taxes, was $18,923 and $19,601, respectively.

Reclassification:

Certain prior year amounts have been reclassified to conform to the current year presentation.

3. Acquisitions of Franchisees and Minority Equity Interest in China Joint Venture

Acquisitions of Franchisees

The acquisitions of franchisees have been accounted for under the purchase method of accounting and, accordingly, earnings have been included in the consolidated operating results of the Company since their dates of acquisition. There have been no key franchise acquisitions during fiscal 2011, 2010 or 2009.

Acquisition of Minority Equity Interest in China Joint Venture

On February 5, 2008, Weight Watchers Asia Holdings Ltd. ("Weight Watchers Asia"), a direct, wholly-owned subsidiary of the Company, and Danone Dairy Asia ("Danone Asia"), an indirect, wholly-owned subsidiary of Groupe DANONE S.A., entered into a joint venture agreement to establish a weight management business in the People's Republic of China. Pursuant to the terms of the joint venture agreement, Weight Watchers Asia and Danone Asia owned 51% and 49%, respectively, of the joint venture entity, Weight Watchers Danone China Limited (together with all of its businesses, the "China Joint Venture"). Because the Company had a direct controlling financial interest in the China Joint Venture, it consolidated the entity from the first quarter of fiscal 2008.

On April 27, 2011, Weight Watchers Asia entered into a share purchase agreement with Danone Asia, pursuant to which Weight Watchers Asia acquired Danone Asia's 49% minority equity interest in the China Joint Venture as of that date for consideration of $1. Effective April 27, 2011, the date of the acquisition of Danone

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Asia's minority equity interest by Weight Watchers Asia, the Company owns 100% of the China Joint Venture and no longer accounts for a non-controlling interest in the China Joint Venture. The noncontrolling interest that had been reflected on the Company's balance sheet was reclassified to retained earnings.

4. Goodwill and Other Intangible Assets

The Company performed its annual impairment review of goodwill and other indefinite-lived intangible assets as of December 31, 2011 and January 1, 2011 and determined that no impairment existed. Goodwill is due mainly to the acquisition of the Company by H.J. Heinz Company ("Heinz") in 1978 and the acquisition of WW.com in 2005. For the year ended December 31, 2011, the change in goodwill is due to the closing of the Company's Finland business and foreign currency fluctuations. Franchise rights acquired are due to acquisitions of the Company's franchised territories. For the year ended December 31, 2011, franchise rights acquired decreased due to foreign currency fluctuations.

The Company's goodwill by reportable segment at the end of fiscal 2011 and fiscal 2010 was $23,812 and $25,225, respectively, related to the WWI segment and $26,200 related to the WW.com segment for both years, totaling $50,012 and $51,425, respectively.

Aggregate amortization expense for finite-lived intangible assets was recorded in the amounts of $16,545, $14,894, and $13,664 for the fiscal years ended December 31, 2011, January 1, 2011 and January 2, 2010, respectively.

The carrying amount of finite-lived intangible assets as of December 31, 2011 and January 1, 2011 was as follows:

	December 31, 2011		January 1, 2011	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Capitalized software costs	67,223	$44,003	$ 52,293	$34,423
Trademarks	10,006	9,276	9,813	8,952
Website development costs	43,987	30,747	35,245	24,350
Other	7,033	6,762	7,033	6,697
	$128,249	$90,788	$104,384	$74,422

Estimated amortization expense of existing finite-lived intangible assets for the next five fiscal years is as follows:

2012	$14,630
2013	$11,466
2014	$ 7,355
2015	$ 3,241
2016	$ 665

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

5. Property and Equipment

The components of property and equipment were:

	December 31, 2011	January 1, 2011
Leasehold improvements	$ 44,322	$ 35,706
Equipment	95,928	82,398
	140,250	118,104
Less: Accumulated depreciation and amortization	(99,178)	(87,174)
	$ 41,072	$ 30,930

Depreciation and amortization expense of property and equipment for the fiscal years ended December 31, 2011, January 1, 2011 and January 2, 2010 was $14,450, $14,118 and $14,211, respectively.

6. Long-Term Debt

The components of the Company's long-term debt were as follows:

	December 31, 2011		January 1, 2011	
	Balance	Effective Rate	Balance	Effective Rate
Revolver I due 2011	$ 0	3.25%	$ 1,674	3.25%
Revolver I due 2011	0	1.29%	56,565	1.29%
Revolver II due 2014	0	4.75%	3,326	4.75%
Revolver II due 2014	0	2.76%	112,435	2.83%
Term A Loan due 2011	0	1.31%	58,250	1.35%
Additional Term A Loan due 2013	148,749	1.30%	209,053	1.36%
Term B Loan due 2014	238,125	1.65%	240,000	1.86%
Term C Loan due 2015	426,075	2.55%	443,117	2.65%
Term D Loan due 2016	238,852	2.56%	240,665	2.65%
Total Debt	1,051,801	2.15%	1,365,085	2.01%
Less Current Portion	124,933		197,524	
Total Long-Term Debt	$ 926,868		$1,167,561	

The Company's credit facilities consist of a term loan facility and a revolving credit facility (collectively, the "WWI Credit Facility"). During the second quarter of fiscal 2011, the composition of the WWI Credit Facility changed as a result of the Company paying off amounts outstanding under certain tranches of the WWI Credit Facility that matured on June 30, 2011. Immediately prior to the change, the term loan facility consisted of two tranche A loans ("Term A Loan" and "Additional Term A Loan"), a tranche B loan ("Term B Loan"), a tranche C loan ("Term C Loan"), and a tranche D loan ("Term D Loan), and the revolving credit facility (the "Revolver") consisted of two tranches ("Revolver I" and "Revolver II"). Immediately prior to the change, the total of the outstanding and available credit under the Revolver was up to $500,000, of which the Revolver I was $167,353 and the Revolver II was $332,647.

On June 30, 2011, each of the Term A Loan and Revolver I matured and was paid in full satisfaction of obligations thereunder ($29,125 and $12,050, respectively). Following the maturity and payment in full of

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

obligations under the Term A Loan, the term loan facility consisted of the Additional Term A Loan, the Term B Loan, the Term C Loan and the Term D Loan. Following the maturity and payment in full of obligations under Revolver I, the Revolver consisted solely of Revolver II, with a total of $332,647 of outstanding and available credit.

At December 31, 2011, the Company had $1,051,801 outstanding under the WWI Credit Facility, all of which was comprised of term loans. Revolver II had $0 outstanding and $331,620 available.

At December 31, 2011, the Additional Term A Loan bore interest at a rate equal to LIBOR plus 0.875% per annum; the Term B Loan bore interest at a rate equal to LIBOR plus 1.25% per annum; the Term C Loan bore interest at a rate equal to LIBOR plus 2.125% per annum; the Term D Loan bore interest at a rate equal to LIBOR plus 2.25% per annum; and the Revolver II bore interest at a rate equal to LIBOR plus 2.25% per annum. In addition to paying interest on outstanding principal under the WWI Credit Facility, at the end of fiscal 2011, the Company was required to pay a commitment fee to the lenders under the Revolver II with respect to the unused commitments at a rate equal to 0.4375% per annum.

The WWI Credit Facility contains customary covenants including covenants that, in certain circumstances, restrict the Company's ability to incur additional indebtedness, pay dividends on and redeem capital stock, make other payments, including investments, sell its assets and enter into consolidations, mergers and transfers of all or substantially all of its assets. The WWI Credit Facility also requires the Company to maintain specified financial ratios and satisfy certain financial condition tests. At the end of fiscal 2011, the Company was in compliance with all of the required financial ratios and also met all of the financial condition tests and expects to continue to do so for the foreseeable future. The WWI Credit Facility contains customary events of default. Upon the occurrence of an event of default under the WWI Credit Facility, the lenders thereunder may cease making loans and declare amounts outstanding to be immediately due and payable. The WWI Credit Facility is guaranteed by certain of the Company's existing and future subsidiaries. Substantially all the assets of the Company collateralize the WWI Credit Facility.

The Company amended the WWI Credit Facility on June 26, 2009 to allow it to make loan modification offers to all lenders of any tranche of term loans or revolving loans to extend the maturity date of such loans and/or reduce or eliminate the scheduled amortization. Any such loan modifications would be effective only with respect to such tranche of term loans or revolving loans and only with respect to those lenders that accept the Company's offer. Loan modification offers may be accompanied by increased pricing and/or fees payable to accepting lenders. This amendment also provides for up to an additional $200,000 of incremental term loan financing through the creation of a new tranche of term loans, provided that the aggregate principal amount of such new term loans cannot exceed the amount then outstanding under the Company's existing revolving credit facility. In addition, the proceeds from such new tranche of term loans must be used solely to repay certain outstanding revolving loans and permanently reduce the commitments of certain revolving lenders. In connection with this amendment, the Company incurred fees of $4,058 during fiscal 2009.

On April 8, 2010, the Company amended the WWI Credit Facility pursuant to a loan modification offer to all lenders of all tranches of term loans and revolving loans to, among other things, extend the maturity date of such loans. In connection with this amendment, certain lenders converted a total of $454,480 of their outstanding term loans under the Term A Loan ($151,775) and Additional Term A Loan ($302,705) into term loans under the new Term C Loan which matures on June 30, 2015 (or 2013, upon the occurrence of certain events described in the WWI Credit Facility agreement), and a total of $241,875 of their outstanding term loans under the Term B Loan into term loans under the new Term D Loan which matures on June 30, 2016. In addition, certain lenders converted a total of $332,647 of their outstanding Revolver I commitments into commitments under the new

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Revolver II which terminates on June 30, 2014 (or 2013, upon the occurrence of certain events described in the WWI Credit Facility agreement), including a proportionate amount of their outstanding Revolver I loans into Revolver II loans. Following these conversions of a total of $1,029,002 of loans and commitments, at April 8, 2010, the Company had the same amount of debt outstanding under the WWI Credit Facility and amount of availability under the Revolver as it had immediately prior to such conversions. In connection with this loan modification offer, the Company incurred fees of $11,483 during the second quarter of fiscal 2010.

See Note 19 for discussion regarding the February 2012 financing related to the pending tender offer and the pending share repurchase.

Maturities

At December 31, 2011, the aggregate amounts of the Company's existing long-term debt maturing in each of the next five years are as follows:

2012	$ 124,933
2013	79,103
2014	264,555
2015	354,037
2016	229,173
	$1,051,801

7. Treasury Stock

On October 9, 2003, the Company's Board of Directors authorized, and the Company announced, a program to repurchase up to $250,000 of the Company's outstanding common stock. On each of June 13, 2005, May 25, 2006 and October 21, 2010, the Company's Board of Directors authorized, and the Company announced, adding $250,000 to this program. The repurchase program allows for shares to be purchased from time to time in the open market or through privately negotiated transactions. No shares will be purchased from Artal Holdings and its parents and subsidiaries under the program. The repurchase program currently has no expiration date.

During the fiscal years ended December 31, 2011 and January 1, 2011, the Company purchased 813 and 3,739 shares of its common stock, respectively, in the open market under the repurchase program for a total cost of $31,550 and $109,990, respectively. During the fiscal year ended January 2, 2010, the Company did not purchase any shares of its common stock.

See Note 19 for discussion regarding the pending tender offer and the pending share repurchase.

8. Earnings Per Share

Basic earnings per share ("EPS") are calculated utilizing the weighted average number of common shares outstanding during the periods presented. Diluted EPS is calculated utilizing the weighted average number of common shares outstanding during the periods presented adjusted for the effect of dilutive common stock equivalents.

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

The following table sets forth the computation of basic and diluted EPS for the fiscal years ended:

	December 31, 2011	January 1, 2011	January 2, 2010
Numerator:			
Net income attributable to Weight Watchers International, Inc.	$304,867	$194,235	$177,344
Denominator:			
Weighted average shares of common stock outstanding	73,344	75,661	77,004
Effect of dilutive common stock equivalents	787	219	113
Weighted average diluted common shares outstanding	74,131	75,880	77,117
EPS attributable to Weight Watchers International, Inc.			
Basic	$ 4.16	$ 2.57	$ 2.30
Diluted	$ 4.11	$ 2.56	$ 2.30

The number of anti-dilutive common stock equivalents excluded from the calculation of weighted average shares for diluted EPS was 188, 2,223 and 2,045 for the years ended December 31, 2011, January 1, 2011 and January 2, 2010, respectively.

9. Stock Plans

Incentive Compensation Plans:

On May 6, 2008, May 12, 2004 and December 16, 1999, respectively, the Company's shareholders approved the 2008 Stock Incentive Plan (the "2008 Plan"), the 2004 Stock Incentive Plan (the "2004 Plan") and the 1999 Stock Purchase and Option Plan (the "1999 Plan" and together with the 2008 Plan and the 2004 Plan, the "Stock Plans"). These plans are designed to promote the long-term financial interests and growth of the Company by attracting, motivating and retaining employees with the ability to contribute to the success of the business and to align compensation for the Company's employees over a multi-year period directly with the interests of the shareholders of the Company. The Company's Board of Directors or a committee thereof administers the Stock Plans.

Under the 2008 Plan, grants may take the following forms at the Compensation and Benefit Committee's discretion: non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock units ("RSUs"), restricted stock and other share-based awards. As of its effective date, the maximum number of shares of common stock available for grant under the 2008 Plan was 3,000, subject to increase and adjustment as set forth in the 2008 Plan. Pursuant to the terms of the 2008 Plan, the number of shares of our common stock available for issuance under the 2008 Plan was increased by 550, the remaining number of shares of our common stock with respect to which awards could be granted under the 1999 Plan upon its termination.

Under the 2004 Plan, grants may take the following forms at the Company's Board of Directors or its committee's sole discretion: non-qualified stock options, incentive stock options, stock appreciation rights, RSUs, restricted stock and other share-based awards. As of its effective date, the maximum number of shares of common stock available for grant under the 2004 Plan was 2,500.

Under the 1999 Plan, grants could take the following forms at the Company's Board of Directors or its committee's sole discretion: non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, RSUs, purchase stock, dividend equivalent rights, performance units, performance shares and

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

other share-based grants. The maximum number of shares of common stock available for grant under the 1999 Plan was 7,058. The 1999 Plan terminated on December 16, 2009 pursuant to its terms and in connection with such termination no additional awards can be granted under the plan.

Under the Stock Plans, the Company also grants fully-vested shares of its common stock to certain members of its Board of Directors. While these shares are fully vested, beginning with stock grants made in the fourth quarter of 2006, the directors are restricted from selling these shares while they are still serving on the Company's Board of Directors. During the fiscal years ended December 31, 2011, January 1, 2011 and January 2, 2010, the Company granted 13, 19, and 20 fully-vested shares, respectively, and recognized compensation expense of $772, $595 and $527, respectively.

The Company issues common stock for share-based compensation awards from treasury stock. The total compensation cost that has been charged against income for these plans was $9,067, $8,612 and $8,796 for the years ended December 31, 2011, January 1, 2011 and January 2, 2010, respectively. Such amounts have been included as a component of selling, general and administrative expenses. The total income tax benefit recognized in the income statement for all share-based compensation arrangements was $2,895, $2,662 and $2,997 for the years ended December 31, 2011, January 1, 2011 and January 2, 2010, respectively. No compensation costs were capitalized. As of December 31, 2011, there was $14,494 of total unrecognized compensation cost related to stock options and RSUs granted under the Stock Plans. That cost is expected to be recognized over a weighted-average period of approximately 2.0 years.

While the Stock Plans permit various types of awards, other than the aforementioned shares issued to directors, grants under the plans have historically been either non-qualified stock options or RSUs. The following describes some further details of these awards.

Stock Option Awards

Pursuant to the option components of the Stock Plans, the Company's Board of Directors authorized the Company to enter into agreements under which certain employees received stock options. The options are exercisable based on the terms outlined in the agreements. The options vest over a period of three to five years and the expiration terms range from five to ten years. Options outstanding at December 31, 2011 have an exercise price between $4.04 and $79.55 per share.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model with the weighted average assumptions noted in the following table. Expected volatility is based on the historical volatility of the Company's stock with certain time periods excluded due to historical events which are not expected to recur. Since the Company's option exercise history is limited, it has estimated the expected term of option grants to be the midpoint between the vesting period and the contractual term of each award. The risk free interest rate is based on the U.S. Treasury yield curve in effect on the date of grant which most closely corresponds to the expected term of the option. The dividend yield is based on our historic average dividend yield.

	December 31, 2011	January 1, 2011	January 2, 2010
Dividend yield	1.8%	1.8%	1.6%
Volatility	33.6%	31.4%	31.6%
Risk-free interest rate	1.5% – 2.8%	2.0% – 3.4%	2.2% – 3.1%
Expected term (years)	6.5	6.4	6.5

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

A summary of option activity under the Stock Plans for the year ended December 31, 2011 is presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Yrs.)	Aggregate Intrinsic Value
Outstanding at January 1, 2011	2,728	$35.65		
Granted	295	$63.38		
Exercised	(976)	$43.05		
Canceled	(22)	$30.51		
Outstanding at December 31, 2011	2,025	$36.17	7.4	$40,705
Exercisable at December 31, 2011	553	$45.08	5.4	$ 5,493

The weighted-average grant-date fair value of options granted was $20.44, $7.80 and $6.00 for the years ended December 31, 2011, January 1, 2011 and January 2, 2010 respectively. The total intrinsic value of options exercised was $27,808, $462 and $536 for the years ended December 31, 2011, January 1, 2011 and January 2, 2010, respectively.

Cash received from options exercised during the years ended December 31, 2011, January 1, 2011 and January 2, 2010 was $42,040, $39 and $50, respectively. The tax benefits realized from options exercised and RSUs vested totaled $11,309, $516 and $1,190 for the years ended December 31, 2011, January 1, 2011 and January 2, 2010, respectively.

Restricted Stock Units

Pursuant to the restricted stock components of the Stock Plans, the Company has granted RSUs to certain employees. The RSUs vest over a period of three to five years. The fair value of RSUs is determined using the closing market price of the Company's common stock on the date of grant. A summary of RSU activity under the Stock Plans for the year ended December 31, 2011 is presented below:

	Shares	Weighted-Average Grant-Date Fair Value
Outstanding at January 1, 2011	226	$31.37
Granted	91	$64.32
Vested	(82)	$44.36
Forfeited	(7)	$32.33
Outstanding at December 31, 2011	228	$39.93

The weighted-average grant-date fair value of RSUs granted was $64.32, $25.69 and $19.86 for the years ended December 31, 2011, January 1, 2011 and January 2, 2010, respectively. The total fair value of RSUs vested during the years ended December 31, 2011, January 1, 2011 and January 2, 2010 was $3,657, $2,341 and $6,098, respectively.

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

10. Income Taxes

The following tables summarize the Company's consolidated provision for US federal, state and foreign taxes on income:

	December 31, 2011	January 1, 2011	January 2, 2010
Current:			
US federal	$121,860	$ 68,126	$ 71,409
State	18,298	11,462	11,734
Foreign	13,299	18,693	(5,950)
	$153,457	$ 98,281	$ 77,193
Deferred:			
US federal	$ 23,410	$ 20,115	$ 25,302
State	2,675	2,299	2,892
Foreign	(794)	(39)	10,198
	$ 25,291	$ 22,375	$ 38,392
Total tax provision	$178,748	$120,656	$115,585

The components of the Company's consolidated income before income taxes consist of the following:

	December 31, 2011	January 1, 2011	January 2, 2010
Domestic	$400,310	$236,864	$256,405
Foreign	82,782	76,314	33,751
	$483,092	$313,178	$290,156

The difference between the US federal statutory tax rate and the Company's consolidated effective tax rate are as follows:

	December 31, 2011	January 1, 2011	January 2, 2010
US federal statutory rate	35.0%	35.0%	35.0%
Federal and state tax reserve provision	(0.6)	0.7	0.4
States income taxes (net of federal benefit)	3.0	3.0	3.5
Foreign taxes	(0.4)	(0.9)	(1.0)
Increase in valuation allowance	0.5	0.7	1.8
Loss on closure of Finland	(0.8)	0.0	0.0
Other	0.3	0.0	0.1
Effective tax rate	37.0%	38.5%	39.8%

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

The deferred tax assets and liabilities recorded on the Company's consolidated balance sheets are as follows:

	December 31, 2011	January 1, 2011
Provision for estimated expenses	$ 7,514	$ 6,807
Operating loss carryforwards	29,676	29,068
Salaries and wages	7,663	4,104
Share-based compensation	6,339	8,960
Other comprehensive income	0	2,811
Other	7,183	6,451
Less: valuation allowance	(25,781)	(24,989)
Total deferred tax assets	$ 32,594	$ 33,212
Depreciation	$ (2,740)	$ (165)
Other comprehensive income	(3,659)	0
Amortization	(102,306)	(76,054)
Total deferred tax liabilities	$(108,705)	$(76,219)
Net deferred tax liabilities	$ (76,111)	$(43,007)

Certain foreign operations of the Company have generated net operating loss carryforwards. If it has been determined that it is more likely than not that the deferred tax assets associated with these net operating loss carryforwards will not be utilized, a valuation allowance has been recorded. As of December 31, 2011 and January 1, 2011, various foreign subsidiaries had net operating loss carryforwards of approximately $105,575 and $107,411, respectively, most of which can be carried forward indefinitely.

The Company's undistributed earnings of foreign subsidiaries are not considered to be reinvested permanently. Accordingly, the Company has recorded all taxes, after taking into account foreign tax credits, on the undistributed earnings of foreign subsidiaries.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	December 31, 2011	January 1, 2011	January 2, 2010
Balance at beginning of year	$ 15,794	$12,897	$11,086
Additions based on tax positions related to the current year	1,537	2,115	1,811
Additions based on tax positions of prior years	0	782	0
Reductions for tax positions of prior years	(11,901)	0	0
Settlements	(390)	0	0
Balance at end of year	$ 5,040	$15,794	$12,897

At December 31, 2011, the total amount of unrecognized tax benefits that, if recognized, would affect our effective tax rate is $4,129. As of December 31, 2011, given the nature of the Company's uncertain tax positions, it is reasonably possible that there will not be a significant change in the Company's uncertain tax benefits within the next twelve months.

The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense. The Company had $2,582 and $2,838 of accrued interest and penalties at December 31, 2011 and January 1, 2011, respectively. The Company recognized ($256), $780 and $403 in interest and penalties during the fiscal years ended December 31, 2011, January 1, 2011 and January 2, 2010, respectively.

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

The Company or one of its subsidiaries files income tax returns in the US federal jurisdiction, and various state and foreign jurisdictions. At December 31, 2011, with few exceptions, the Company was no longer subject to US federal, state or local income tax examinations by tax authorities for years prior to 2008, or non-US income tax examinations by tax authorities for years prior to 2004.

11. Employee Benefit Plans

The Company sponsors the Second Amended and Restated Weight Watchers Savings Plan (the "Savings Plan") for salaried and certain hourly US employees of the Company. The Savings Plan is a defined contribution plan that provides for employer matching contributions up to 100% of the first 3% of an employee's eligible compensation that is contributed to the Savings Plan. Expense related to these contributions for the fiscal years ended December 31, 2011, January 1, 2011 and January 2, 2010 was $2,627, $1,819 and $2,486, respectively.

During fiscal 2011, the Company received a favorable determination letter from the IRS that qualifies the Savings Plan under Section 401(a) of the Internal Revenue Code.

Pursuant to the Savings Plan, the Company also sponsors a profit sharing plan (the "Profit Sharing Plan") for all full-time salaried US employees who are eligible to participate in the Savings Plan (except for certain senior management personnel). The Profit Sharing Plan provides for a guaranteed monthly employer contribution on behalf of each participant based on the participant's age and a percentage of the participant's eligible compensation. The Profit Sharing Plan has a discretionary supplemental employer contribution component that is determined annually by the Compensation and Benefits Committee of the Company's Board of Directors. Expense related to these contributions for the fiscal years ended December 31, 2011, January 1, 2011 and January 2, 2010 was $3,704, $3,157 and $3,361, respectively.

For certain US senior management personnel, the Company sponsors the Amended and Restated Weight Watchers Executive Profit Sharing Plan ("EPSP"). Under the IRS definition, the EPSP is considered a Nonqualified Deferred Compensation Plan. There is a promise of payment by the Company made on the employees' behalf instead of an individual account with a cash balance. The EPSP provides for a guaranteed employer contribution on behalf of each participant based on the participant's age and a percentage of the participant's eligible compensation. The EPSP has a discretionary supplemental employer contribution component that is determined annually by the Compensation and Benefits Committee of the Company's Board of Directors. The account is valued at the end of each fiscal month, based on an annualized interest rate of prime plus 2%, with an annualized cap of 15%. Expense related to this commitment for the fiscal years ended December 31, 2011, January 1, 2011 and January 2, 2010 was $2,369, $1,719 and $1,620, respectively.

12. Cash Flow Information

	December 31, 2011	January 1, 2011	January 2, 2010
Net cash paid during the year for:			
Interest expense	$ 52,591	$71,602	$81,968
Income taxes	$144,925	$75,389	$86,081
Dividends declared but not yet paid at year-end	$ 13,145	$13,158	$13,786

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

13. Commitments and Contingencies

UK Self-Employment Matter

In July 2007, Her Majesty's Revenue and Customs ("HMRC") issued to the Company notices of determination and decisions that, for the period April 2001 to April 2007, its leaders and certain other service providers in the United Kingdom should have been classified as employees for tax purposes and, as such, the Company should have withheld tax from the leaders and certain other service providers pursuant to the "Pay As You Earn" ("PAYE") and national insurance contributions ("NIC") collection rules and remitted such amounts to HMRC. HMRC also issued a claim to the Company in October 2008 in respect of NIC which corresponds to the prior notices of assessment with respect to PAYE previously raised by HMRC.

In September 2007, the Company appealed to the UK First Tier Tribunal (Tax Chamber) (formerly known as the UK VAT and Duties Tribunal and hereinafter referred to as the "First Tier Tribunal") HMRC's notices as to these classifications and against any amount of PAYE and NIC liability claimed to be owed by the Company. In February 2010, the First Tier Tribunal issued a ruling that the Company's UK leaders should have been classified as employees for UK tax purposes and, as such, the Company should have withheld tax from its leaders pursuant to the PAYE and NIC collection rules for the period from April 2001 to April 2007 with respect to services performed by the leaders for the Company. The Company appealed the First Tier Tribunal's adverse ruling to the UK Upper Tribunal (Tax and Chancery Chamber) (the "Upper Tribunal"), and in October 2011, the Upper Tribunal issued a ruling dismissing the Company's appeal. The Company is currently seeking permission from the UK Court of Appeal to appeal the Upper Tribunal's ruling.

In December 2011, HMRC's claim in respect of NIC was amended to increase the claimed amount for the period April 2002 to April 2007 and include the interest accrued thereon through December 2011. In addition, in February 2012, HMRC asserted a claim in respect of PAYE for the period April 2007 to April 2011 similar to what it had claimed for the period April 2001 to April 2007. The Company plans to appeal this PAYE claim to the First Tier Tribunal.

In light of the First Tier Tribunal's adverse ruling and in accordance with accounting guidance for contingencies, the Company recorded in the fourth quarter of fiscal 2009 a reserve for the period from April 2001 through the end of fiscal 2009, inclusive of estimated accrued interest. On a quarterly basis, beginning in the first quarter of fiscal 2010 and through the second quarter of fiscal 2011, the Company recorded a reserve for UK withholding taxes with respect to its UK leaders consistent with this ruling. The reserve at the end of the second quarter of fiscal 2011 equaled approximately $43,671 in the aggregate based on the exchange rates at the end of fiscal 2011. As of the beginning of the third quarter of fiscal 2011, the Company employs its UK leaders and therefore has ceased recording any further reserves for this matter. In addition, we do not currently expect additional reserves will be required in connection with the December 2011 amended NIC claim and the February 2012 PAYE claim by HMRC, as reserves had previously been made for these amounts.

Sabatino v. Weight Watchers North America, Inc.

In September 2009, a lawsuit was filed in the Superior Court of California by one of the Company's former leaders alleging violations of certain California wage and hour laws on behalf of herself, and, if approved by the court, other leaders and those employees who have performed the location coordinator function in California since September 17, 2005. In this matter, the plaintiff sought unpaid wages and certain other damages. In October 2009, the Company answered the complaint and removed the case to the U.S. District Court for the Northern District of California (the "Federal Court"). In July 2010, the plaintiff filed an amended complaint adding two additional named plaintiffs for this matter. In October 2010, the parties engaged in mediation and reached an

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

agreement in principle to settle this matter in its entirety and, accordingly, the Company recorded a reserve with respect to this matter of $6,500. In May 2011, the parties received the Federal Court's final approval of the settlement and the Company made payments in connection with the settlement of approximately $6,364 in the aggregate in the second quarter of fiscal 2011.

Hanson-Kelly & Jackson v. Weight Watchers North America, Inc. and Weight Watchers International, Inc.

In January 2010, a lawsuit was filed in the U.S. District Court for the Middle District of North Carolina by two leaders alleging violations of certain federal and North Carolina wage and hour laws on behalf of themselves, and, if approved by the court, other leaders and receptionists in North Carolina since January 25, 2007. In this matter, the plaintiffs are seeking unpaid wages and certain other damages. In April 2010, the Company filed a Motion to Dismiss the claim for unpaid wages under the North Carolina wage and hour laws. The court has not ruled yet on this Motion. Although the Company disagrees with the allegations that it has violated federal and North Carolina wage and hour laws and the Company believes it has valid defenses with respect to this matter, litigation is inherently unpredictable. At this time, the Company does not expect its results of operations, financial condition or cash flows to be materially adversely affected by this action in any particular period, and the Company has not made any provision for losses in connection with it.

Other Litigation Matters

Due to the nature of the Company's activities, it is also, at times, subject to pending and threatened legal actions that arise out of the ordinary course of business. In the opinion of management, based in part upon advice of legal counsel, the disposition of any such matters is not expected to have a material effect on the Company's results of operations, financial condition or cash flows. However, the results of legal actions cannot be predicted with certainty. Therefore, it is possible that the Company's results of operations, financial condition or cash flows could be materially adversely affected in any particular period by the unfavorable resolutions of one or more legal actions.

Lease Commitments

Minimum rental commitments under non-cancelable operating leases, primarily for office and rental facilities, at December 31, 2011, consist of the following:

2012	$25,414
2013	19,649
2014	15,343
2015	13,466
2016	9,329
2017 and thereafter	10,404
Total	$93,605

Total rent expense charged to operations under these leases for the fiscal years ended December 31, 2011, January 1, 2011 and January 2, 2010 was $36,572, $35,152 and $34,772, respectively.

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

14. Segment and Geographic Data

The Company has two reportable segments: WWI and WW.com. WWI has multiple operating segments which have been aggregated into one reportable segment. WWI and WW.com are two separate and distinct businesses for which discrete financial information is available. This discrete financial information is maintained and managed separately and is reviewed regularly by the chief operating decision maker. All intercompany activity is eliminated in consolidation.

Information about the Company's reportable operating segments is as follows:

	Year Ended December 31, 2011			
	WWI	WW.com	Intercompany Eliminations	Consolidated
Revenues from external customers	$1,415,352	$403,804	$ 0	$1,819,156
Intercompany revenue	38,154	0	(38,154)	0
Total revenue	$1,453,506	$403,804	(38,154)	$1,819,156
Depreciation and amortization	$ 34,347	$ 1,473	$ 0	$ 35,820
Operating income	$ 378,117	$168,211	$ 0	$ 546,328
Interest expense				59,850
Other expense, net				3,386
Provision for taxes				178,748
Net income				$ 304,344
Total assets	$1,025,586	$390,349	(294,307)	$1,121,628

	Year Ended January 1, 2011			
	WWI	WW.com	Intercompany Eliminations	Consolidated
Revenues from external customers	$1,210,995	$241,042	$ 0	$1,452,037
Intercompany revenue	22,801	0	(22,801)	0
Total revenue	$1,233,796	$241,042	$ (22,801)	$1,452,037
Depreciation and amortization	$ 30,068	$ 3,603	$ 0	$ 33,671
Operating income	$ 303,138	$ 87,207	$ 0	$ 390,345
Interest expense				76,204
Other expense, net				963
Provision for taxes				120,656
Net income				$ 192,522
Total assets	$1,124,382	$261,912	$(294,307)	$1,091,987

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Year Ended January 2, 2010			
	WWI	WW.com	Intercompany Eliminations	Consolidated
Revenues from external customers	$1,201,123	$197,790	$ 0	$1,398,913
Intercompany revenue	18,793	0	(18,793)	0
Total revenue	$1,219,916	$197,790	$ (18,793)	$1,398,913
Depreciation and amortization	$ 25,088	$ 4,884	$ 0	$ 29,972
Operating income	$ 293,382	$ 63,268	$ 0	$ 356,650
Interest expense				66,722
Other income, net				(228)
Provision for taxes				115,585
Net income				$ 174,571
Total assets	$1,202,767	$179,049	$(294,307)	$1,087,509

The following table presents information about the Company's sources of revenue and other information by geographic area. There were no material amounts of sales or transfers among geographic areas and no material amounts of US export sales.

	Revenues for the Year Ended		
	December 31, 2011	January 1, 2011	January 2, 2010
NACO meeting fees	$ 686,758	$ 545,289	$ 546,957
International Company-owned meeting fees	303,538	274,357	270,566
Product sales	334,303	304,961	292,086
Franchise royalties	14,461	12,133	13,078
Internet revenues	399,495	238,756	195,985
Other	80,601	76,541	80,241
	$1,819,156	$1,452,037	$1,398,913

	Revenues for the Year Ended		
	December 31, 2011	January 1, 2011	January 2, 2010
North America	$1,261,277	$ 957,598	$ 915,789
United Kingdom	192,903	176,714	178,579
Continental Europe	231,377	250,844	248,773
Australia, New Zealand and other	133,599	66,881	55,772
	$1,819,156	$1,452,037	$1,398,913

	Long-Lived Assets		
	December 31, 2011	January 1, 2011	January 2, 2010
North America	$ 845,197	$ 830,422	$ 832,012
United Kingdom	19,067	18,535	17,015
Continental Europe	8,437	7,506	6,931
Australia, New Zealand and other	19,870	21,718	21,703
	$ 892,571	$ 878,181	$ 877,661

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

15. Fair Value Measurements

Accounting guidance on fair value measurements for certain financial assets and liabilities requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

When measuring fair value, the Company is required to maximize the use of observable inputs and minimize the use of unobservable inputs.

Fair Value of Financial Instruments:

The Company's significant financial instruments include long-term debt and interest rate swap agreements.

The fair value of the Company's long-term debt is determined by utilizing average bid prices on or near the end of each fiscal quarter. As of December 31, 2011, and January 1, 2011, the fair value of the Company's long-term debt was approximately $1,041,086 and $1,358,738, respectively.

Derivative Financial Instruments

The fair values for the Company's derivative financial instruments are determined using observable current market information such as the prevailing LIBOR interest rate and LIBOR yield curve rates and include consideration of counterparty credit risk. See Note 16 for disclosures related to derivative financial instruments.

The following table presents the aggregate fair value of the Company's derivative financial instruments:

		Fair Value Measurements Using:		
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest rate swap asset at December 31, 2011	$ 0	$0	$ 0	$0
Interest rate swap asset at January 1, 2011	$ 0	$0	$ 0	$0
Interest rate swap liability at December 31, 2011	$24,613	$0	$24,613	$0
Interest rate swap liability at January 1, 2011	$39,753	$0	$39,753	$0

The Company did not have any transfers into or out of Levels 1 and 2, and did not maintain any assets or liabilities classified as Level 3, during the fiscal years ended December 31, 2011 and January 1, 2011.

16. Derivative Instruments and Hedging

As of December 31, 2011 and January 1, 2011, the Company had in effect interest rate swaps with notional amounts totaling $800,000 and $1,110,000, respectively. In January 2009, the Company entered into a forward-starting interest rate swap with an effective date of January 4, 2010 and a termination date of January 27, 2014. During the term of this forward-starting interest rate swap, the notional amount will fluctuate. The initial notional amount was $425,000 and the highest notional amount will be $755,000.

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

The Company is hedging forecasted transactions for periods not exceeding the next five years. At December 31, 2011, given the current configuration of its debt, the Company estimates that no derivative gains or losses reported in accumulated other comprehensive income (loss) will be reclassified to the statement of income within the next 12 months due to hedge ineffectiveness.

As of December 31, 2011 and January 1, 2011, cumulative unrealized losses for qualifying hedges were reported as a component of accumulated other comprehensive income (loss) in the amounts of $13,322 ($21,840 before taxes) and $24,118 ($39,539 before taxes), respectively. For the fiscal years ended December 31, 2011, January 1, 2011 and January 2, 2010 there were no fair value adjustments recorded in the statements of income since all hedges were considered qualifying and effective.

The Company expects approximately $8,332 ($13,659 before taxes) of derivative losses included in accumulated other comprehensive income (loss) at December 31, 2011, based on current market rates, will be reclassified into earnings within the next 12 months.

17. Quarterly Financial Information (Unaudited)

The following is a summary of the unaudited quarterly consolidated results of operations for the fiscal years ended December 31, 2011 and January 1, 2011.

	For the Fiscal Quarters Ended			
	April 2, 2011	July 2, 2011	October 1, 2011	December 31, 2011
Fiscal year ended December 31, 2011				
Revenues, net	$503,432	$486,013	$428,434	$401,277
Gross profit	283,142	287,150	251,183	225,665
Operating income	135,731	155,330	138,299	116,968
Net income	73,177	86,856	80,650	63,661
Net income attributable to the Company	73,593	86,963	80,650	63,661
Basic EPS atributable to the Company	$ 1.01	$ 1.19	$ 1.10	$ 0.87
Diluted EPS attributable to the Company	$ 1.00	$ 1.17	$ 1.09	$ 0.86

	For the Fiscal Quarters Ended			
	April 3, 2010	July 3, 2010	October 2, 2010	January 1, 2011
Fiscal year ended January 1, 2011				
Revenues, net	$387,997	$376,742	$330,606	$356,692
Gross profit	211,683	211,671	178,509	188,767
Operating income	91,427	112,158	90,447	96,313
Net income	44,086	55,943	44,010	48,483
Net income attributable to the Company	44,577	56,306	44,437	48,915
Basic EPS atributable to the Company	$ 0.58	$ 0.73	$ 0.59	$ 0.66
Diluted EPS attributable to the Company	$ 0.58	$ 0.73	$ 0.59	$ 0.66

Basic and diluted EPS are computed independently for each of the periods presented. Accordingly, the sum of the quarterly EPS amounts may not agree to the total for the year.

In the fourth quarter of fiscal 2010, the Company paid the UK VAT assessment that had been previously accrued and reversed the remaining reserve related to this matter in the amount of approximately $2,028. The amount was recorded as a benefit to revenue.

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

As discussed in further detail in Note 13, in the third quarter of fiscal 2010, the Company recorded a reserve of $6,500 related to a lawsuit filed by one of its former leaders alleging violations of certain California wage and hour laws.

18. Recently Issued Accounting Pronouncements

In September 2011, the Financial Accounting Standards Board (the "FASB") issued updated guidance on the periodic testing of goodwill for impairment. This guidance will allow companies to assess qualitative factors to determine if it is more-likely-than-not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. This guidance is applicable for fiscal years beginning after December 15, 2011, with early adoption permitted. The adoption of this guidance is not expected to have a material effect on the consolidated financial position, results of operations or cash flows of the Company.

In June 2011, the FASB issued authoritative guidance requiring companies to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The provisions of the guidance are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. In December 2011, the FASB issued an amendment deferring the effective date for the presentation of reclassification adjustments out of accumulated other comprehensive income. Since the guidance amends the disclosure requirements concerning comprehensive income, its adoption will not affect the consolidated financial position, results of operations or cash flows of the Company.

In May 2011, the FASB issued authoritative fair value guidance entitled "Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs". Some of the amendments included in the guidance clarify the FASB's intent about the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. This guidance is effective for interim and annual periods beginning after December 15, 2011. The Company is currently evaluating the full impact of this guidance, but does not expect it to have a material impact on the disclosures in its consolidated financial statements in future filings.

In January 2010, the FASB issued authoritative guidance revising certain disclosure requirements concerning fair value measurements. The guidance requires an entity to disclose separately significant transfers into and out of Levels 1 and 2 of the fair value hierarchy and to disclose the reasons for such transfers. It also requires the presentation of purchases, sales, issuances and settlements within Level 3, on a gross basis rather than a net basis. These new disclosure requirements were effective for the Company beginning with its first fiscal quarter of 2010, except for the additional disclosure of Level 3 activity, which is effective for fiscal years beginning after December 15, 2010. The Company did not have any such transfers into and out of Levels 1 and 2 during the twelve months ended January 1, 2011. The Company adopted the guidance based on its effective dates. The adoption of the guidance did not have a material impact on the disclosures in its consolidated financial statements.

In October 2009, new revenue recognition guidance was issued regarding arrangements with multiple deliverables. The new guidance permits companies to recognize revenue from certain deliverables earlier than previously permitted, if certain criteria are met. The new guidance was effective for fiscal years beginning on or after June 15, 2010 and did not have a material impact on the Company's financial position, results of operations or cash flows.

19. Subsequent Events

Pending Tender Offer and Pending Share Repurchase

On February 23, 2012, the Company commenced a tender offer in which it is seeking to acquire up to $720,000 of its common stock at a price between $72.00 and $83.00 per share (the "Pending Tender Offer"). Prior to the Pending Tender Offer, the Company entered into an agreement with Artal Holdings whereby Artal Holdings agreed to sell to the Company, at the same price as was determined in the Pending Tender Offer, the number of its shares of the Company's common stock necessary to keep its current percentage ownership interest in the Company at substantially the same level after the Pending Tender Offer (the "Pending Share Repurchase"). Artal Holdings also agreed not to participate in the Pending Tender Offer so that it would not affect the determination of the price in the Pending Tender Offer. The Pending Tender Offer will expire at midnight, New York time, on March 22, 2012, unless the Company extends it. The Company has reserved the right to purchase up to an additional 2% of the Company's shares outstanding without amending or extending the Pending Tender Offer.

A condition to the Pending Tender Offer is the consummation of financing, on terms satisfactory to the Company, resulting in aggregate proceeds to the Company that are sufficient to fund the purchase of shares under the Pending Tender Offer and the Pending Share Repurchase.

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SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
(IN THOUSANDS)

	Balance at Beginning of Period	Additions: Charged to Costs and Expenses	Additions: Charged to Other Accounts	Deductions[1]	Balance at End of Period
FISCAL YEAR ENDED DECEMBER 31, 2011					
Allowance for doubtful accounts	$ 5,191	$ 1,441	$ —	$(1,317)	$ 5,315
Inventory and other reserves	$ 3,948	$13,203	$ —	$(9,754)	$ 7,397
Tax valuation allowance	$24,989	$ 2,512	$ 970	$(2,690)	$25,781
FISCAL YEAR ENDED JANUARY 1, 2011					
Allowance for doubtful accounts	$ 3,762	$ 2,840	$ —	$(1,411)	$ 5,191
Inventory and other reserves	$ 5,368	$ 7,917	$ —	$(9,337)	$ 3,948
Tax valuation allowance	$21,967	$ 2,162	$ 982	$ (122)	$24,989
FISCAL YEAR ENDED JANUARY 2, 2010					
Allowance for doubtful accounts	$ 3,513	$ 1,220	$ —	$ (971)	$ 3,762
Inventory and other reserves	$ 4,274	$ 7,928	$ —	$(6,834)	$ 5,368
Tax valuation allowance	$16,118	$ 5,212	$ 652	$ (15)	$21,967

(1) Primarily represents the utilization of established reserves, net of recoveries, where applicable.

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EXHIBIT INDEX

Exhibit Number	Description
**3.1	Amended and Restated Articles of Incorporation of Weight Watchers International, Inc. (filed as Exhibit 3.1 to Amendment No. 1 to the Company's Registration Statement on Form 8-A (File No. 001-16769) as filed on January 6, 2012, and incorporated herein by reference).
**3.2	Articles of Amendment to the Articles of Incorporation, as Amended and Restated, of Weight Watchers International, Inc. to Create a New Series of Preferred Stock Designated as Series B Junior Participating Preferred Stock, adopted as of November 14, 2001 (filed as Exhibit 3.2 to Amendment No. 1 to the Company's Registration Statement on Form 8-A (File No. 001-16769) as filed on January 6, 2012, and incorporated herein by reference).
**3.3	Amended and Restated By-laws of Weight Watchers International, Inc., as amended through November 12, 2002, (filed as Exhibit 3.3 to Amendment No. 1 to the Company's Registration Statement on Form 8-A (File No. 001-16769) as filed on January 6, 2012, and incorporated herein by reference).
**4.1	Specimen of stock certificate representing Weight Watchers International, Inc.'s common stock, no par value (filed as Exhibit 4.1 to Amendment No. 1 to the Company's Registration Statement on Form 8-A (File No. 001-16769) as filed on January 6, 2012, and incorporated herein by reference).
**10.1	License Agreement, dated as of September 29, 1999, between WW Foods, LLC and Weight Watchers International, Inc. (filed as Exhibit 10.4 to the Company's Registration Statement on Form S-4 (File No. 333-92005) as filed on December 2, 1999, and incorporated herein by reference).
**10.2	LLC Agreement, dated as of September 29, 1999, between H.J. Heinz Company and Weight Watchers International, Inc. (filed as Exhibit 10.7 to the Company's Registration Statement on Form S-4 (File No. 333-92005) as filed on December 2, 1999, and incorporated herein by reference).
**10.3	Operating Agreement, dated as of September 29, 1999, between Weight Watchers International, Inc. and H.J. Heinz Company (filed as Exhibit 10.8 to the Company's Registration Statement on Form S-4 (File No. 333-92005) as filed on December 2, 1999, and incorporated herein by reference).
†**10.4	1999 Stock Purchase and Option Plan of Weight Watchers International, Inc. and Subsidiaries (filed as Exhibit 10.19 to the Company's Annual Report on Form 10-K for the fiscal year ended April 29, 2000 (File No. 001-16769), and incorporated herein by reference).
†**10.5	Weight Watchers International, Inc. 2004 Stock Incentive Plan (filed as Appendix A of the Company's Definitive Proxy Statement on Schedule 14A filed on April 8, 2004 (File No. 001-16769), and incorporated herein by reference).
†**10.6	Amendment to Weight Watchers International, Inc. 2004 Stock Incentive Plan (filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 2, 2005 (File No. 001-16769), and incorporated herein by reference).
†**10.7	Weight Watchers International, Inc. 2008 Stock Incentive Plan (filed as Appendix A of the Company's Definitive Proxy Statement on Schedule 14A filed on March 31, 2008 (File No. 001-16769), and incorporated herein by reference).
**10.8	Corporate Agreement, dated as of November 5, 2001, between Weight Watchers International, Inc. and Artal Luxembourg, S.A. (filed as Exhibit 10.36 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-69362) as filed on November 9, 2001, and incorporated herein by reference).

Exhibit Number	Description
**10.9	Amendment, dated as of July 1, 2005, to the Corporate Agreement, dated as of November 5, 2001, by and between Weight Watchers International, Inc. and Artal Luxembourg, S.A. (filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 2, 2005 (File No. 001-16769), and incorporated herein by reference).
**10.10	Registration Rights Agreement, dated as of September 29, 1999, among Weight Watchers International, Inc., H.J. Heinz Company and Artal Luxembourg, S.A. (filed as Exhibit 10.38 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-69362) as filed on October 29, 2001, and incorporated herein by reference).
†**10.11	Form of Amended and Restated Continuity Agreement, between Weight Watchers International, Inc. and certain key executives (Chief Executive Officer, Chief Financial Officer and General Counsel) (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 2, 2011 (File No. 001-16769), and incorporated herein by reference).
†**10.12	Form of Amended and Restated Continuity Agreement, between Weight Watchers International, Inc. and certain key executives (certain executive officers) (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 2, 2011 (File No. 001-16769), and incorporated herein by reference).
**10.13	Principal Stockholders Agreement among Weight Watchers International, Inc., WeightWatchers.com, Inc. and Artal Luxembourg, S.A., dated as of June 13, 2005 (filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 2, 2005 (File No. 001-16769), and incorporated herein by reference).
†**10.14	Form of Term Sheet for Employee Stock Awards and Form of Terms and Conditions for Employee Stock Awards for the 1999 Stock Purchase and Option Plan of Weight Watchers International, Inc. and Subsidiaries, the Weight Watchers International, Inc. 2004 Stock Incentive Plan and the Weight Watchers International, Inc. 2008 Stock Incentive Plan (filed as Exhibit 10.34 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 001-16769), and incorporated herein by reference).
†**10.15	Form of Term Sheet for Employee Restricted Stock Unit Awards and Form of Terms and Conditions for Employee Restricted Stock Unit Awards for the 1999 Stock Purchase and Option Plan of Weight Watchers International, Inc. and Subsidiaries, the Weight Watchers International, Inc. 2004 Stock Incentive Plan and the Weight Watchers International, Inc. 2008 Stock Incentive Plan (filed as Exhibit 10.35 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 001-16769), and incorporated herein by reference).
**10.16	Sixth Amended and Restated Credit Agreement, dated as of May 8, 2006, among Weight Watchers International, Inc., JPMorgan Chase Bank, N.A., JPMorgan Securities, Inc., The Bank of Nova Scotia and various financial institutions (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2006 (File No. 001-16769), and incorporated herein by reference).
†**10.17	Form of Directors Restricted Stock Agreement for Weight Watchers International, Inc. non-employee director restricted stock issued under the Weight Watchers International, Inc. 2004 Stock Incentive Plan (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006 (File No. 001-16769), and incorporated herein by reference).
†**10.18	Summary of Non-Employee Director Compensation (filed as Exhibit 10 to the Company's Current Report on Form 8-K, as filed on July 18, 2006 (File No. 001-16769), and incorporated herein by reference).
†**10.19	Statement of Amendments to the 1999 Stock Purchase and Option Plan (filed as Exhibit 99.3 to the Company's Current Report on Form 8-K, as filed on December 15, 2006 (File No. 001-16769), and incorporated herein by reference).

Exhibit Number	Description
†**10.20	Statement of Amendments to the Weight Watchers International, Inc. 2004 Stock Incentive Plan (filed as Exhibit 99.4 to the Company's Current Report on Form 8-K, as filed on December 15, 2006 (File No. 001-16769), and incorporated herein by reference).
†**10.21	Statement of Amendments to the Executive Profit Sharing Plan (filed as Exhibit 99.5 to the Company's Current Report on Form 8-K, as filed on December 15, 2006 (File No. 001-16769), and incorporated herein by reference).
**10.22	First Amendment, dated as of January 26, 2007, to the Sixth Amended and Restated Credit Agreement, dated as of May 8, 2006, among Weight Watchers International, Inc., JPMorgan Chase Bank, N.A., JPMorgan Securities Inc., The Bank of Nova Scotia and various financial institutions (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, as filed on January 26, 2007 (File No. 001-16769), and incorporated herein by reference).
**10.23	Supplement, dated as of January 26, 2007, to the Sixth Amended and Restated Credit Agreement, dated as of May 8, 2006, among Weight Watchers International, Inc., JPMorgan Chase Bank, N.A., JPMorgan Securities Inc., The Bank of Nova Scotia and various financial institutions (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K, as filed on January 26, 2007 (File No. 001-16769), and incorporated herein by reference).
†**10.24	Amended and Restated Weight Watchers Executive Profit Sharing Plan, effective as of January 1, 2005 (filed as Exhibit 10.33 to the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2007 (File No. 001-16769), and incorporated herein by reference).
**10.25	Share Purchase Agreement, dated April 27, 2011, between Danone Dairy Asia and Weight Watchers Asia Holdings Ltd. (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, as filed on April 28, 2011 (File No. 001-16769), and incorporated herein by reference).
**10.26	Intellectual Property License Agreement, dated as of July 7, 2008, by and between Weight Watchers International, Inc. and Weight Watchers Danone China Limited (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 27, 2008 (File No. 001-16769), and incorporated herein by reference).
†**10.27	Offer Letter, dated as of April 26, 2010, by and between Weight Watchers International, Inc. and David Burwick (filed as Exhibit 10.37 to the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 2011 (File No. 001-16769), and incorporated herein by reference).
†**10.28	Amended and Restated Statement of Principal Terms and Conditions of Employment, dated as of February 27, 2009, by and between Weight Watchers International, Inc. and Melanie (Stubbing) Stack (filed as Exhibit 10.38 to the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2009 (File No. 001-16769), and incorporated herein by reference).
**10.29	Second Amendment, dated as of June 26, 2009, to the Sixth Amended and Restated Credit Agreement, dated as of May 8, 2006, among Weight Watchers International, Inc., as borrower, the lenders party thereto, and The Bank of Nova Scotia, as the administrative agent (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, as filed on July 1, 2009 (File No. 001-16769), and incorporated herein by reference).
**10.30	Amendment to Agreements, dated as of October 1, 2002, by and between Weight Watchers International, Inc., WW Foods, LLC and H.J. Heinz Company (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 3, 2009 (File No. 001-16769), and incorporated herein by reference).
**10.31	Amendment to Operating Agreement, dated August 4, 2009, by and between Weight Watchers International, Inc. and H.J. Heinz Company (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 3, 2009 (File No. 001-16769), and incorporated herein by reference).

Exhibit Number	Description
**10.32	Loan Modification Agreement, dated as of April 8, 2010, relating to the Sixth Amended and Restated Credit Agreement, dated as of May 8, 2006, among Weight Watchers International, Inc., as Borrower, the lenders party thereto, and The Bank of Nova Scotia, as the Administrative Agent (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, as filed on April 9, 2010 (File No. 001-16769), and incorporated herein by reference).
†**10.33	Letter Agreement, dated as of December 22, 2011, between Weight Watchers International, Inc. and Ann Sardini (filed as Exhibit (d) (19) to the Company's Tender Offer Statement on Schedule TO, as filed on February 23, 2012 (File No. 005-78065), and incorporated herein by reference).
†*10.34	Amendment to Amended and Restated Statement of Principal Terms and Conditions of Employment dated as of February 27, 2009, dated as of January 30, 2012, between Weight Watchers International, Inc. and Melanie (Stubbing) Stack.
**10.35	Stock Purchase Agreement, dated as of February 14, 2012, by and between Weight Watchers International, Inc. and Artal Holdings Sp. z o.o., Succursale de Luxembourg (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, as filed on February 16, 2012 (File No. 001-16769), and incorporated herein by reference).
*21.1	Subsidiaries of Weight Watchers International, Inc.
*23.1	Consent of Independent Registered Public Accounting Firm.
*31.1	Rule 13a-14(a) Certification by David P. Kirchhoff, President and Chief Executive Officer.
*31.2	Rule 13a-14(a) Certification by Ann M. Sardini, Chief Financial Officer.
*32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
*32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
Exhibit 101	
EX-101.INS	XBRL Instance Document
EX-101.SCH	XBRL Taxonomy Extension Schema
EX-101.CAL	XBRL Taxonomy Extension Calculation Linkbase
EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase
EX-101.LAB	XBRL Taxonomy Extension Label Linkbase
EX-101.PRE	XBRL Taxonomy Extension Presentation Linkbase

* Filed herewith.

** Previously filed.

† Represents a management arrangement or compensatory plan.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEIGHT WATCHERS INTERNATIONAL, INC.

Date: February 28, 2012

By: /s/ DAVID P. KIRCHHOFF

David P. Kirchhoff
President, Chief Executive Officer and Director
(Principal Executive Officer)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: February 28, 2012	By: /s/ DAVID P. KIRCHHOFF **David P. Kirchhoff** **President, Chief Executive Officer and Director** **(Principal Executive Officer)**
Date: February 28, 2012	By: /s/ ANN M. SARDINI **Ann M. Sardini** **Chief Financial Officer** **(Principal Financial and Accounting Officer)**
Date: February 28, 2012	By: /s/ RAYMOND DEBBANE **Raymond Debbane** **Director**
Date: February 28, 2012	By: /s/ PHILIPPE J. AMOUYAL **Philippe J. Amouyal** **Director**
Date: February 28, 2012	By: /s/ JOHN F. BARD **John F. Bard** **Director**
Date: February 28, 2012	By: /s/ MARSHA JOHNSON EVANS **Marsha Johnson Evans** **Director**
Date: February 28, 2012	By: /s/ JONAS M. FAJGENBAUM **Jonas M. Fajgenbaum** **Director**
Date: February 28, 2012	By: /s/ SACHA LAINOVIC **Sacha Lainovic** **Director**
Date: February 28, 2012	By: /s/ KIMBERLY ROY TOFALLI **Kimberly Roy Tofalli** **Director**
Date: February 28, 2012	By: /s/ CHRISTOPHER J. SOBECKI **Christopher J. Sobecki** **Director**

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-123642, 333-74066, 333-156185 and 333-165637) of Weight Watchers International, Inc. of our report dated February 29, 2012 relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

New York, New York
February 28, 2012

EXHIBIT 31.1

CERTIFICATION

I, David P. Kirchhoff, certify that:

1. I have reviewed this Annual Report on Form 10-K of Weight Watchers International, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the Audit Committee of the registrant's Board of Directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2012

Signature: /s/ DAVID P. KIRCHHOFF

David P. Kirchhoff
President, Chief Executive Officer and Director
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION

I, Ann M. Sardini, certify that:

1. I have reviewed this Annual Report on Form 10-K of Weight Watchers International, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the Audit Committee of the registrant's Board of Directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2012

Signature: /s/ ANN M. SARDINI

Ann M. Sardini
Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350**

In connection with the Annual Report on Form 10-K of Weight Watchers International, Inc. (the "Company") for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David P. Kirchhoff, certify, pursuant to 18 U.S.C. Section 1350, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 28, 2012

Signature: /s/ DAVID P. KIRCHHOFF

David P. Kirchhoff
President, Chief Executive Officer and Director
(Principal Executive Officer)

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the Annual Report on Form 10-K of Weight Watchers International, Inc. (the "Company") for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ann M. Sardini, certify, pursuant to 18 U.S.C. Section 1350, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 28, 2012

Signature: /s/ Ann M. Sardini

Ann M. Sardini
Chief Financial Officer
(Principal Financial and Accounting Officer)

Stock performance graph

The following graph sets forth the cumulative return on Weight Watchers International common stock from November 15, 2001, the date on which the Company's common stock commenced trading on the New York Stock Exchange, through December 30, 2011, the last trading day of the Company's fiscal year, as compared to the cumulative return of the Standard & Poor's 500 Index (the "S&P 500 Index") and the cumulative return of the Standard & Poor's MidCap 400 Index (the "S&P MidCap 400 Index"). We selected the S&P 500 Index because it is a broad index of the equity markets. We selected the S&P MidCap 400 Index, which is comprised of issuers having a similar market capitalization with the Company, because we believe that there are no other lines of business or published industry indices or peer groups that provide a more meaningful comparison of the cumulative return of our stock. The graph assumes that $100 was invested on November 15, 2001 in each of (1) the Company's common stock, (2) the S&P 500 Index and (3) the S&P MidCap 400 Index and that all dividends were reinvested.



$250
$200
$150
$100
$50
$0
11.15.01
12.28.01
12.27.02
01.02.04
12.31.04
12.30.05
12.29.06
12.28.07
01.02.09
12.31.09
12.31.10
12.30.11
Weight Watchers International, Inc.
S&P 500 Index
S&P MidCap 400 Index

	Cumulative Total Return ($)											
Company/Index	**11.15.01**	**12.28.01**	**12.27.02**	**01.02.04**	**12.31.04**	**12.30.05**	**12.29.06**	**12.28.07**	**01.02.09**	**12.31.09**	**12.31.10**	**12.30.11**
Weight Watchers International, Inc.	100.00	113.22	153.73	132.14	139.22	167.56	180.76	158.06	103.60	106.77	140.58	208.62
S&P 500 Index	100.00	100.88	78.58	101.12	112.13	117.63	136.21	143.70	90.53	114.49	131.74	134.52
S&P MidCap 400 Index	100.00	105.17	89.89	121.90	142.00	159.83	176.32	190.39	121.41	166.79	211.23	207.54

WeightWatchers®

Corporate and Shareholder Information

The 2012 Annual Meeting of Shareholders of Weight Watchers International, Inc.

LOCATION
The Carlton Hotel
88 Madison Avenue, New York, NY 10016

DATE
Tuesday, May 8, 2012
at 10:00 a.m. Eastern Time

CORPORATE HEADQUARTERS
11 Madison Avenue, 17th Floor
New York, NY 10010
www.weightwatchersinternational.com

COMMON STOCK
New York Stock Exchange Symbol: WTW

SHAREHOLDER RELATIONS
Jeffrey A. Fiarman, Corporate Secretary
(212) 589-2700

TRANSFER AGENT AND REGISTRAR
Questions regarding stock holdings, certificate replacement/transfer, and address changes should be directed to:

COMPUTERSHARE
250 Royall Street
Canton, MA 02021
(781) 575-2879
www.computershare.com

AUDITORS
PricewaterhouseCoopers LLP

INVESTOR RELATIONS
Brainerd Communicators, Inc.
521 Fifth Avenue, 8th Floor
New York, NY 10175
(212) 986-6667; (212) 986-8302 (fax)

Front cover:
Jennifer Hudson